Dominion Diamond Corporation Reports Fiscal 2016 Fourth Quarter Positive Free Cash Flow in a Challenging Diamond Market

YELLOWKNIFE, NT (April 13, 2016) – Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) reports fourth quarter 2016 (November through January) and fiscal 2016 full year financial results. Unless otherwise indicated, all financial information is presented in U.S. dollars.

Highlights
(in millions of US dollars except per	Three months	Three months	Twelve months	Twelve months
share amounts and where otherwise	ended Jan 31,	ended Jan 31,	ended Jan 31,	ended Jan 31,
noted)	2016	2015	2016	2015

Sales	178.1	240.6	720.6	915.8
Gross Margin	(13.7)	61.8	51.6	233.1
Operating Profit (loss)	(24.5)	52.6	8.0	199.3
Profit (loss) before income taxes	(27.9)	49.3	(11.6)	170.3
Adjusted EBITDA(1)	49.0	95.6	219.3	390.2
Free Cash Flow(1)	27.5	107.6	(34.7)	182.7
Earnings (loss) per share (“EPS”)	(0.41)	(0.03)	(0.40)	0.79

[1]	These are non-IFRS measures. See “Non-IFRS Measures” below for additional information.

Commenting on the results, Brendan Bell, Chief Executive Officer stated: “As anticipated during this transition period in the Ekati mine plan, gross margins are lower as a result of a change in the ore mix with more production coming from lower value sources prior to the higher grade Misery Main pipe coming on line in the second half of this fiscal year. Misery Main development remains on schedule and will provide significant cash flow. We are encouraged by the recent rebound in diamond prices.”

Profit (Loss) Before Income Tax and Net Income
The Company reported a loss before income taxes of $27.9 million for the quarter and consolidated net loss attributable to shareholders of $34.9 million or $0.41 per share for the quarter. Both measures were impacted by:

  Inventory impairment in the amount of $19.8 million (after-tax $0.17 earnings per share) was recorded on work in progress inventory at the Ekati mine.
  The foreign exchange impact on income tax expense resulted in additional income tax expense in the quarter of $16.9 million or $0.20 per share.
  Prices were lowered in the Company’s January sale in line with the market.
  Estimated prices for Misery Southwest Extension were lowered in the quarter based upon the sorting results of goods produced during the batch processing of unblended material in Q3 fiscal 2016.
  The expected shift in the mine plan in fiscal 2016 from higher value production from the Koala, Koala North and Fox ore bodies to lower value material from Misery Satellites and Coarse Ore Rejects, while pre-stripping is being completed in the higher value Misery Main and Pigeon open pits.

For the full fiscal year, the Company reported a loss before income taxes of $11.6 million and consolidated net loss attributable to shareholders of $34.0 million. In addition to the factors listed above, both measures in fiscal 2016 both were also negatively impacted by:

  A weaker diamond market with diamond prices lower during the year that persisted throughout the year.
  The foreign exchange impact on income tax expense resulted in an income tax expense for fiscal 2016 of $26.1 million or $0.31 per share.
  Excluded from full year sales were proceeds of $9.8 million from the sale of carats produced from the Misery Main and Misery Northeast pipes during the pre-commercial production period.
  $9.8 million or $0.08 per share after-tax one-time charge incurred in connection with the departure of Mr. Gannicott as CEO in Q2 fiscal 2016.

Cash flow, Adjusted EBITDA and Balance Sheet:

  Positive free cash flow generated in the quarter of $27.5 million was due to strong operating cash flow of $83.6 million offset against cash capital expenditures of $56.1 million. Fourth quarter capital expenditures include significant investments in the Misery Main, Sable and Pigeon pipes as well as the Jay feasibility at the Ekati Diamond Mine and in the A-21 pipe at the Diavik Diamond Mine.
  Fourth quarter Adjusted EBITDA of $49.0 million remained steady as compared to the prior quarter despite a decrease in prices due to reduced mine operating costs as a result of operational efficiencies and the weakening Canadian dollar in the quarter. Adjusted EBITDA does not include the impact of significant non-cash costs in the fourth quarter which impacted gross margins. See “Non-IFRS Measures” below.
  Total unrestricted cash resources of $320.0 million, restricted cash of $63.3 million and an undrawn availability of $210.0 million under its corporate revolving credit facility.

Inventory Impairment

  At the end of the fourth quarter the Company recognized an impairment of work-in-progress inventory from the Ekati Diamond Mine in the amount of $19.8 million due to declining prices combined with a weaker ore blend with significant amounts of lower value material from Misery Southwest, which impacted on both gross margin and profitability. The impairment represents the excess of the inventoried cash and non-cash costs over the amount the Company realized upon final sorting, valuation and subsequent sale of the majority of this inventory in Q1 fiscal 2017.

Production, Development and Exploration
Ekati

  During the fourth quarter, tonnage processed at the Ekati Diamond Mine was on forecast and the recovered grade exceeded modelled grade for all ore sources reflecting the positive impact of the additional recovery resulting from the liberation initiative.
  The first ore at the Pigeon pipe was mined at the end of November and commercial production commenced in January 2016.
  The first ore from the Misery Main pipe was mined in February. With a grade of 4.7 carats per tonne and an average value of $75 per carat, Misery Main is the richest ore body on the Ekati property and remains on schedule.
  Pre-stripping at Lynx began on schedule in December.

  The Mackenzie Valley Environmental Impact Review Board completed its Report of Environmental Assessment for the Jay Project in February and has recommended that the Jay Project be approved. The Company expects to publish a feasibility study in May 2016.
  A pre-feasibility study was completed for the Sable Project in February, and equipment was mobilized in anticipation of construction. First production is expected in fiscal 2019.
  Exploratory drilling beneath the completed Fox open pit commenced in February.
  During the fourth quarter, there were no lost time injuries corresponding to a frequency rate per 200,000 hours worked (“LTIFR”) of 0.00 and a year to date LTIFR of 0.29.

Diavik

  Diavik processing volumes in the fourth calendar quarter of 2015 were 9% lower than the same quarter of the prior year due primarily to three weeks of maintenance shutdowns in the processing plant.
  The development of the A-21 pipe continues to progress according to plan.

Diamond market

  Prices were lowered in the Company’s January sale in line with the market. Polished prices in many categories have firmed since then as US retailers look to restock, and the shortage of rough in the cutting centers resulted in an improvement in some areas of rough pricing during the Company’s tender held in early February in India.

Working Capital

  As at January 31, 2016, the Company had total unrestricted cash and cash equivalents of $320.0 million, restricted cash of $63.3 million and an undrawn availability of $210.0 million under its corporate revolving credit facility.
  The Company continues to see the impact of lower crude prices, with a landed cost of approximately CDN $1.12 per litre for fiscal 2017.
  As at January 31, 2016, the Company had approximately 2.0 million carats of rough diamond inventory available for sale with an estimated market value of approximately $106 million. The Company also had approximately 1.3 million carats of rough diamond inventory that was work in progress.

Dividend

  On April 13, 2016, the Board of Directors declared a final dividend of $0.20 per share to be paid in full on June 2, 2016 to shareholders of record at the close of business on May 17, 2016. The dividend will be an eligible dividend for Canadian income tax purposes.

Guidance

			Depreciation &	Development
Full Year Guidance[1]	Cash Costs of		Amortization in	Capital	Sustaining
(in millions of US dollars)[2]	Production[3]	Cost of Sales	Cost of Sales	Expenditures	Capital
Ekati Diamond Mine (100%)	308	510	161	229	36
Diavik Diamond Mine (40%)	116	239	102	42	19

[1]

The guidance provided in the table above for the Diavik Diamond Mine and the Ekati Diamond Mine are for the calendar year ending December 31, 2016, and the fiscal year ending January 31, 2017, respectively.

[2]	Assuming an average Canadian/US dollar exchange rate of 1.33.
[3]	The term cash costs of production does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” below for additional information.

See “Caution Regarding Forward-Looking Information” in the Company’s 2016 Annual Report Management’s Discussion and Analysis for additional information with respect to guidance on projected capital expenditure requirements, expected cost of sales, depreciation & amortization and cash costs of production for the Diavik Diamond Mine and Ekati Diamond Mine.

Non-IFRS Measures
The terms Adjusted EBITDA, Adjusted EBITDA margin, free cash flow, cash cost of production, and working capital do not have standardized meanings according to International Financial Reporting Standards. See “Non-IFRS Measures” in the Company’s 2016 Annual Report Management’s Discussion and Analysis for additional information.

Conference Call and Webcast
Beginning at 8:30AM (ET) on Thursday, April 14, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's web site at www.ddcorp.ca or by dialing 866-855-4460 within North America or 704-908-0470 from international locations and entering passcode 63883717.

An online archive of the broadcast will be available by accessing the Company's web site at www.ddcorp.ca. A telephone replay of the call will be available two hours after the call through 11:00PM (ET), Thursday, April 28, 2016, by dialing 855-859-2056 within North America or 404-537-3406 from international locations and entering passcode 63883717.

**

About Dominion Diamond Corporation
Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

Mr. Richard Chetwode, Vice President, Corporate Development – +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations – (416) 205-4380 or kstamm@ddcorp.ca

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Highlights

(ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

SALES	ADJUSTED EBITDA[1]	FREE CASH FLOW[2]
(expressed in millions of United States dollars)	(expressed in millions of United States dollars)	(expressed in millions of United States dollars)

PROFIT (LOSS) BEFORE INCOME TAXES	EARNINGS (LOSS) PER SHARE
(expressed in millions of United States dollars)	(expressed in United States dollars)

(1)

The term “Adjusted EBITDA” does not have a standardized meaning according to International Financial Reporting Standards (“IFRS”). The Company defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization, and Adjusted EBITDA removes the effects of impairment charges, foreign exchange gains (losses) and exploration costs from EBITDA. See “Non-IFRS Measures” for additional information.

(2)

The term “free cash flow” does not have a standardized meaning according to IFRS. The Company defines free cash flow as cash provided from (used in) operating activities, less sustaining capital expenditures and less development capital expenditures. See “Non-IFRS Measures” for additional information.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Fourth Quarter Fiscal 2016 Highlights

•	Free Cash Flow

o	Positive free cash flow of $27.5 million in the quarter was due to strong operating cash flow of $83.6 million offset against cash capital expenditures of $56.1 million.
o	Fourth quarter capital expenditures include significant investments in the Misery Main, Pigeon and Jay pipes at the Ekati Diamond Mine and in the A-21 pipe at the Diavik Diamond Mine.

•	Sales

o	Fourth quarter diamond sales were $178.1 million with prices lowered by approximately 5% in the Company’s January sale in line with the market.
o	There were improvements in some areas of rough pricing at a tender held by the Company during early February in India.

•	Adjusted EBITDA

o

Fourth quarter Adjusted EBITDA of $49.0 million remained steady as compared to the prior quarter despite a decrease in prices due to reduced mine operating costs as a result of operational efficiencies and the weakening Canadian dollar in the quarter.

•	Gross Margins – Consolidated negative gross margin of $13.7 million and gross margin percentage of (7.7)% during the quarter were negatively impacted by:

o

Impairment of work-in-progress inventory from the Ekati Diamond Mine in the amount of $19.8 million ($0.17 per share after- tax) due to a weaker ore blend with significant amounts of lower value material from Misery Southwest.

o

The expected shift in the mine plan in fiscal 2016 from higher value production from the Koala, Koala North and Fox ore bodies to lower value material from Misery Satellite and Coarse Ore Rejects (“COR”), while pre-stripping is being completed in the higher value Misery Main and Pigeon open pits.

o	A price decrease of approximately 5% in the Company’s January sale in line with the market.
o

Processing inefficiencies associated with batch processing of unblended ore for testing of the liberation initiative in Q3 fiscal 2016 at the Ekati Diamond Mine impacted gross margins in the fourth quarter as that production was sold.

•	Profit (Loss) before Income Tax and Net Income – Fourth quarter loss before income taxes of $27.9 million and consolidated net loss attributable to shareholders of $34.9 million or $0.41 per share for the quarter were negatively impacted by:

o	Inventory impairment in the amount of $19.8 million ($0.17 per share after tax) taken at the Ekati Diamond Mine.
o

The foreign exchange impact on income tax resulted in additional income tax expense in the quarter of $16.9 million or $0.20 per share, of which $8.1 million of expense or $0.09 per share related to revaluations of foreign currency non- monetary items and the deferred tax liability, both of which are non-cash items.

•	Production

o	The first ore at the Pigeon pipe was mined at the end of November and commercial production commenced in January 2016.
o	Diavik processing volumes in the fourth calendar quarter of 2015 were 9% lower than in the same quarter of the prior year due primarily to three weeks of maintenance shutdowns in the processing plant.

•	Development and Exploration Projects

o	Lynx pre-stripping began on schedule in December.
o	The first ore from the Misery Main pipe was mined in February.
o	The development of the A-21 pipe continues to progress according to plan.
o

The Mackenzie Valley Environmental Impact Review Board completed its Report of Environmental Assessment for the Jay Project in February and has recommended that the Jay Project be approved, subject to the measures described in the report.

o	A pre-feasibility study was completed for the Sable Project in February, and equipment was mobilized in anticipation of construction. First production is expected in fiscal 2019.
o	Exploratory drilling beneath the completed Fox open pit commenced in February.

•	Balance Sheet – The Company has a strong balance sheet with total unrestricted cash resources of $320 million and $210 million is available under its revolving credit facility.

•

Dividend Declaration – The Board of Directors of the Company declared a semi-annual dividend of 20 cents per share on April 13, 2016. The dividend will be paid on June 2, 2016 to shareholders of record at the close of business on May 17, 2016.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Fiscal 2016 Highlights

•	Free Cash Flow

o

Free cash flow was positive through the year with the exception of the first quarter due primarily to increased capital expenditures for the winter road and to higher income tax and royalty payments in that quarter as a result of higher taxable income generated in fiscal 2015.

o	Significant capital expenditures in fiscal 2016 included investments in the Misery Main, Pigeon and Jay pipes at the Ekati Diamond Mine and in the A-21 pipe at the Diavik Diamond Mine.

•	Sales

o	Fiscal 2016 diamond sales were $720.6 million, reflecting a decline in prices of approximately 10% during the year as well as a shift to lower value ore sources.

•	Adjusted EBITDA

o	Despite declining prices, Adjusted EBITDA was positive for fiscal 2016 reflecting decreased cash operating costs as a result of the weakening Canadian dollar.
o	Adjusted EBITDA was negatively impacted by a $9.8 million ($0.08 per share after-tax) one-time charge incurred in connection with the departure of Mr. Gannicott as CEO in Q2 fiscal 2016.

•	Gross Margins – Consolidated gross margin of $51.6 million and gross margin percentage of 7.2% during fiscal 2016 were negatively impacted by:

o

Impairment of work-in-progress inventory from the Ekati Diamond Mine in the fourth quarter in the amount of $19.8 million ($0.17 per share after-tax) due to a weaker ore blend with significant amounts of lower value material from Misery Southwest.

o

The expected shift in the mine plan in fiscal 2016 from higher value production from the Koala, Koala North and Fox ore bodies to lower value material from Misery Satellite and COR, while pre-stripping is being completed in the higher value Misery Main and Pigeon open pits.

•	Profit (Loss) before Income Tax and Net Income – Loss before income taxes of $11.6 million and consolidated net loss attributable to shareholders of $34.0 million or $0.40 per share for the year were negatively impacted by:

o

The foreign exchange impact on income tax resulted in additional income tax expense of $26.1 million or $0.31 per share, of which $2.8 million of expense or $0.03 per share related to revaluations of foreign currency non-monetary items and the deferred tax liability, both of which are non-cash items.

•	Production

o

Ekati processing volumes were 12% lower as compared to fiscal 2015 due to operational challenges in the process plant in the first quarter of fiscal 2016 as well as a new diamond liberation initiative introduced in the second quarter of fiscal 2016 which included reducing the level of throughput to the plant from 12,000 to 10,500 tonnes per day.

o

Diavik diamonds recovered in calendar 2015 of 6.4 million carats were 9% lower than the original calendar 2015 plan of 7.0 million carats, due to a combination of ore availability issues resulting from lower mining rates from A-154N, lower grades from A-418, and availability of the process plant in the fourth calendar quarter.

•	Development and Exploration Projects

o

At the Ekati Diamond Mine, significant pre-stripping was completed at the Pigeon and Misery Main open pits during the year, with the first ore mined from the Pigeon pipe in the fourth quarter of fiscal 2016.

o	The development of the A-21 pipe at the Diavik Diamond Mine continues to progress according to plan.
o	Evaluation of the Jay and Sable pipes continued during the year and equipment was mobilized in anticipation of construction of the Sable project in fiscal 2017.

Market Commentary

After weakening through the fourth quarter, the rough market ended the quarter on a more positive note as the upbeat Christmas season in the US resulted in higher polished diamond sales and substantially reduced inventories in the middle of the pipeline. Most Indian rough diamond manufacturers had reduced their purchases in preparation for the Diwali shutdown in November and returned to the market in January looking to replenish their stocks. Conversely, the Chinese retail market was less upbeat in the lead-up to the New Year there and the levels of polished diamond replenishment are expected to be muted. The Indian retail diamond jewelry market is slowly returning to projected levels but it is still restricted by the effects of a weakening Rupee. Prices were lowered by 5% in the Company’s January sale in line with the market. Polished prices in many categories have firmed since then as US retailers look to restock, and the shortage of rough diamonds in the cutting centres resulted in an improvement in some areas of rough diamond pricing during the Company’s tender held in early February in India.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Management’s Discussion and Analysis

PREPARED AS OF APRIL 13, 2016 (ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

Basis of Presentation

The following is management’s discussion and analysis (“MD&A”) of the results of operations for Dominion Diamond Corporation for the year ended January 31, 2016, and its financial position as at January 31, 2016. This MD&A is based on the Company’s audited consolidated financial statements as at and for the year ended January 31, 2016 prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and should be read in conjunction with the audited consolidated financial statements and related notes. These consolidated financial statements are expressed in United States dollars, which is the functional currency of the Company. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to (i) “fourth quarter”, “Q4 2016” and “Q4 fiscal 2016” refer to the three months ended January 31, 2016; (ii) “Q4 fiscal 2015” and “Q4 2015” refer to the three months ended January 31, 2015; (iii) “fiscal year ended 2016” refers to the year ended January 31, 2016; and (iv) “fiscal year ended 2015” refers to the year ended January 31, 2015.

Caution Regarding Forward-Looking Information

Certain information included in this MD&A constitutes forward-looking information within the meaning of Canadian and United States securities laws. Forward-looking information can generally be identified by the use of terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective”, “modeled”, “hope”, “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information relates to management’s future outlook and anticipated events or results, and can include statements or information regarding plans for mining, development, production and exploration activities at the Company’s mineral properties, projected capital expenditure requirements, liquidity and working capital requirements, estimated production from the Ekati Diamond Mine and Diavik Diamond Mine, expectations concerning the diamond industry, and expected cost of sales, cash operating costs and gross margin. Forward-looking information included in this MD&A includes the current production forecast, cost of sales, cash cost of production and gross margin estimates and planned capital expenditures for the Diavik Diamond Mine and other forward-looking information set out under “Diavik Operations Outlook”, and the current production forecast, cost of sales, cash cost of production and gross margin estimates and planned capital expenditures for the Ekati Diamond Mine and other forward-looking information set out under “Ekati Operations Outlook”.

Forward-looking information is based on certain factors and assumptions described below and elsewhere in this MD&A, including, among other things, the current mine plans for each of the Ekati Diamond Mine and the Diavik Diamond Mine; mining, production, construction and exploration activities at the Company’s mineral properties; the timely receipt of required regulatory approvals; mining methods; currency exchange rates; estimates related to the capital expenditures required to bring the Jay pipe and the A-21 pipe into production; required operating and capital costs, labour and fuel costs, world and US economic conditions, future diamond prices, and the level of worldwide diamond production. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties that could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations; risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures; risks associated with the estimates related to the capital expenditures required to bring the Jay pipe and the A-21 pipe into production; the risk that the operator of the Diavik Diamond Mine may make changes to the mine plan and other risks arising because of the nature of joint venture activities; risks associated with the remote location of, and harsh climate at, the Company’s mineral property sites; variations in mineral resource and mineral reserve estimates or expected recovery rates; failure of plant, equipment or processes to operate as anticipated; risks resulting from the Eurozone financial crisis and macroeconomic uncertainty in other financial markets; risks associated with regulatory requirements and the ability to obtain all necessary regulatory approvals; the risk that diamond price assumptions may prove to be incorrect; modifications to existing practices so as to comply with any future permit conditions that may be imposed by regulators; delays in obtaining approvals and lease renewals; the risk of fluctuations in diamond prices and changes in US and world economic conditions; uncertainty as to whether dividends will be declared by the Company’s Board of Directors or whether the Company’s dividend policy will be maintained; the risk of fluctuations in the Canadian/US dollar exchange rate; and cash flow and liquidity risks. Please see page 29 of this MD&A, as well as the Company’s current Annual Information Form, available at www.sedar.com and www.sec.gov, for a discussion of these and other risks and uncertainties involved in the Company’s operations. Actual results may vary from the forward-looking information.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this MD&A – they should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the currently expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to do so, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law.

Business Overview

Dominion Diamond Corporation is focused on the mining and marketing of rough diamonds to the global market. The Company supplies rough diamonds to the global market from its operation of the Ekati Diamond Mine (in which it owns a controlling interest) and its 40% ownership interest in the Diavik Diamond Mine. Both mineral properties are located at Lac de Gras in Canada’s Northwest Territories.

The Company controls the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Toronto and Yellowknife, Canada, Mumbai, India, and Antwerp, Belgium. The Company acquired its initial interest in the Ekati Diamond Mine on April 10, 2013. The Ekati Diamond Mine consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential, such as the Jay kimberlite pipe and the Lynx kimberlite pipe. The Company controls and consolidates the Ekati Diamond Mine; the interests of minority shareholders are presented as non-controlling interests in the consolidated financial statements.

The Company has an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Diavik Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (“DDDLP”) (40%), a wholly-owned subsidiary of the Company, where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine and DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England. The Company receives 40% of the diamond production from the Diavik Diamond Mine.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

CONSOLIDATED FINANCIAL HIGHLIGHTS
(expressed in millions of United States dollars, except per share amounts and where otherwise noted)

		Three months
	Three months	ended		Year ended
	ended	January 31,	Year ended	January 31,
	January 31,	2015	January 31,	2015
	2016	(Restated)(iii)	2016	(Restated) (iii)
Sales	$178.1	$240.6	$720.6	$915.8
Cost of sales	191.8	178.8	668.9	682.6
Gross margin	(13.7)	61.8	51.6	233.1
Gross margin (%)	(7.7)%	25.7%	7.2%	25.5%
Selling, general and administrative expenses	10.8	9.2	43.7	33.9
Operating (loss) profit	(24.5)	52.6	8.0	199.3
Financing expense	(1.2)	(4.2)	(9.9)	(13.1)
Exploration expense	0.7	(2.1)	(7.0)	(25.4)
Finance and other (loss) income	(0.9)	0.4	0.2	5.3
Foreign exchange (loss) gain	(2.0)	2.5	(2.8)	4.3
(Loss) Profit before income taxes	(27.9)	49.3	(11.6)	170.3
Income tax expense	9.9	47.1	27.2	96.8
Net (loss) income attributable to shareholders	(34.9)	(2.2)	(34.0)	67.1
Earnings (loss) per share attributable to shareholders(ii)	(0.41)	(0.03)	(0.40)	0.79
Adjusted EBITDA(i)	49.0	95.6	219.3	390.2
Adjusted EBITDA margin (%)(i)	28%	40%	30%	43%
Free cash flow(i)	27.5	107.6	(34.7)	182.7
Capital expenditures	75.5	34.9	242.3	168.3
Depreciation and amortization	53.6	43.0	191.4	191.0

(i)	The terms “Adjusted EBITDA”, “Adjusted EBITDA margin” and “free cash flow” do not have standardized meanings according to IFRS. See “Non-IFRS Measures” for additional information.

(ii)

Earnings per share for the fourth quarter were reduced by $0.20 per share (Q4 2015 – $0.37 per share) due to the impact of foreign exchange on tax expense. The full year impact was $0.31 per share (2015 – $0.42 per share).

(iii)

Prior year figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the consolidated financial statements for the year ended January 31, 2016.

Three Months Ended January 31, 2016, Compared to Three Months Ended January 31, 2015

CONSOLIDATED SALES

Consolidated sales for the fourth quarter totalled $178.1 million (Q4 2015 – $240.6 million), consisting of Ekati rough diamond sales of $111.6 million (Q4 2015 – $159.1 million) and Diavik rough diamond sales of $66.5 million (Q4 2015 – $81.5 million).

The Company expects that results for its mining operations will fluctuate depending on the seasonality of production at its mineral properties; the number of sales events conducted during the quarter; rough diamond prices; and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. See “Segmented Analysis” section for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN

The Company’s cost of sales includes costs associated with mining and rough diamond sorting activities. Consolidated cost of sales and gross margin in the current quarter were negatively impacted by a $19.8 million impairment of work-in-progress inventory from the Ekati Diamond Mine, lower achieved diamond prices, and an expected shift in the Ekati Diamond Mine plan in fiscal 2016 from higher value production from the Koala, Koala North and Fox ore bodies to lower value material from Misery Satellite and COR.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits, professional fees, consulting and travel. SG&A increased by $1.6 million over Q4 fiscal 2015 as a result of increased consulting fees.

CONSOLIDATED FINANCE EXPENSE

Finance expense in the fourth quarter decreased by $3.0 million over Q4 fiscal 2015 mainly as a result of a decrease of $4.6 million in accretion expense. The Company’s asset retirement obligation (“ARO”) liabilities are denominated in Canadian dollars and are translated to US dollars at the period end exchange rate. The weakening Canadian dollar during the quarter resulted in a decrease in the ARO liability and associated accretion expense.

CONSOLIDATED EXPLORATION EXPENSE

Exploration expense incurred during Q4 fiscal 2016 primarily related to exploration work on the Sable pipe within the Core Zone at the Ekati Diamond Mine, whereas exploration expense incurred during Q4 fiscal 2015 was primarily related to the Jay pipe within the Buffer Zone. With the completion of the Jay Project Pre-feasibility Study on January 27, 2015, which established probable reserves for the Jay kimberlite pipe, the Company has begun to capitalize certain exploration and evaluation costs related to the Jay pipe in accordance with the Company’s accounting policy for exploration and evaluation activities. During the fourth quarter, $11.5 million of exploration and evaluation costs including equipment were capitalized.

CONSOLIDATED FINANCE AND OTHER INCOME (LOSS)

Finance and other income (loss) decreased by $1.3 million compared to Q4 fiscal 2015.

CONSOLIDATED FOREIGN EXCHANGE

A net foreign exchange loss of $2.0 million was recognized during the fourth quarter (Q4 2015 – gain of $2.5 million). The Company does not currently have any foreign exchange derivative instruments outstanding.

CONSOLIDATED INCOME TAXES

The Company recorded a net income tax expense of $9.9 million during the fourth quarter (2015 – $47.1 million). The Company’s combined Canadian federal and provincial statutory income tax rate for the quarter was 26.5% (2015 – 26.5%) . There are a number of items that can significantly impact the Company’s effective tax rate, including foreign currency exchange rate fluctuations, the Northwest Territories mining royalty, earnings subject to tax at rates different than the statutory rate and unrecognized tax benefits. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

The recorded tax provision is particularly impacted by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin, a substantial portion of which is denominated in Canadian dollars. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the fourth quarter, foreign currency exchange rate fluctuations resulted in a $16.9 million (2015 – $31.3 million) increase in the Company’s income tax expense.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

NET (LOSS) INCOME ATTRIBUTABLE TO SHAREHOLDERS

Included in net loss attributable to shareholders was the foreign exchange impact on income tax expense. The weakening of the Canadian dollar relative to the US dollar during the quarter resulted in additional income tax expense of $16.9 million or $0.20 per share (Q4 2015 – additional income tax expense of $31.3 million or $0.37 per share), with $8.1 million of expense or $0.09 per share for the quarter (Q4 2015 – $14.5 million of expense or $0.17 per share) relating to revaluations of foreign currency non-monetary items and of the deferred tax liability, both of which are non-cash items.

Year Ended January 31, 2016, Compared to Year Ended January 31, 2015 Consolidated Sales

Consolidated sales during the year ended January 31, 2016 totalled $720.6 million (2015 – $915.8 million), consisting of Diavik rough diamond sales of $255.7 million (2015 – $351.6 million) and Ekati rough diamond sales of $464.8 million (2015 – $564.2 million). See “Segmented Analysis” section for additional information.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

CONSOLIDATED COST OF SALES AND GROSS MARGIN

Consolidated cost of sales during the year ended January 31, 2016 totalled $668.9 million, resulting in a gross margin of 7.2% (2015 – $682.6 million and 25.5%, respectively). The Company’s cost of sales includes costs associated with mining and rough diamond sorting activities. Consolidated cost of sales and gross margin in fiscal 2016 were negatively impacted by the expected shift in the Ekati Diamond Mine plan in fiscal 2016 from higher value production from the Koala North and Fox ore bodies to lower value material from Misery Satellite and COR, while pre-stripping is being completed in the higher value Misery Main and Pigeon open pits. Additionally, the Company recognized an impairment charge on work-in-progress inventory in the amount of $19.8 million in the current year.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The principal components of SG&A expenses include expenses for salaries and benefits, professional fees, consulting and travel. The $9.8 million increase over fiscal 2015 relates primarily to a charge of $9.8 million incurred in connection with the departure of Mr. Gannicott as CEO in Q2 fiscal 2016 and increased consulting fees, which were offset by a decrease in stock-based compensation expense of $1.3 million.

CONSOLIDATED FINANCE EXPENSE

Finance expense in fiscal year 2016 decreased by $3.2 million over fiscal year 2015, mainly as a result of a decrease of $7.1 million in accretion expense which was offset by an increase in interest expense of $3.0 million. The Company’s ARO liability is denominated in Canadian dollars and is translated to US dollars at the period end exchange rate. The weakening Canadian dollar during the year resulted in a decrease in the ARO liability and associated accretion expense.

CONSOLIDATED EXPLORATION EXPENSE

Exploration expense during fiscal year 2016 primarily related to exploration work on the Sable pipe within the Core Zone at the Ekati Diamond Mine, whereas exploration expense during the comparable prior period was primarily related to the Jay pipe within the Buffer Zone. With the completion of the Jay Project Pre-feasibility Study on January 27, 2015, which established probable reserves for the Jay kimberlite pipe, the Company began to capitalize certain exploration and evaluation costs related to the Jay pipe in accordance with the Company’s accounting policy for exploration and evaluation activities. During the fiscal 2016 period, $33.0 million of exploration and evaluation costs were capitalized.

CONSOLIDATED FINANCE AND OTHER INCOME (LOSS)

Finance and other income (loss) decreased by $5.2 million compared to fiscal 2015. Included in the prior year was a gain on the sale of an asset of $2.4 million.

CONSOLIDATED FOREIGN EXCHANGE

A net foreign exchange loss of $2.8 million was recognized during the fiscal 2016 period (2015 – gain of $4.3 million). The Company does not currently have any foreign exchange derivative instruments outstanding.

CONSOLIDATED INCOME TAXES

The Company recorded a net income tax expense of $27.2 million during the year ended January 31, 2016 (2015 – $96.8 million). The Company’s combined Canadian federal and provincial statutory income tax rate for the year ended January 31, 2016 was 26.5% (2015 – 26.5%) . There are a number of items that can significantly impact the Company’s effective tax rate, including foreign currency exchange rate fluctuations, the Northwest Territories mining royalty, earnings subject to tax at rates different than the statutory rate and unrecognized tax benefits. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

The recorded tax provision is particularly impacted by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin, a substantial portion of which is denominated in Canadian dollars. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the year ended January 31, 2016, foreign currency exchange rate fluctuations resulted in a $26.1 million (2015 – $35.8 million) increase in the Company’s income tax expense.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

NET (LOSS) INCOME ATTRIBUTABLE TO SHAREHOLDERS

Included in net loss attributable to shareholders was the foreign exchange impact on income tax expense. The weakening of the Canadian dollar relative to the US dollar during the year ended January 31, 2016 resulted in additional income tax expense of $26.1 million or $0.31 per share (2015 – additional income tax expense of $35.8 million or $0.42 per share), with $2.8 million of expense or $0.03 per share (2015 – $16.4 million of expense or $0.19 per share) relating to revaluations of foreign currency non-monetary items and of the deferred tax liability, both of which are non-cash items.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Segmented Analysis

The operating segments of the Company include the Ekati Diamond Mine, the Diavik Diamond Mine and the Corporate segment. The Corporate segment captures costs not specifically related to operating the Ekati and Diavik mines.

EKATI DIAMOND MINE (100% SHARE)
(expressed in millions of United States dollars, except per share, per tonne or per carat amounts and where otherwise noted)

		Three months
	Three months	ended		Year ended
	ended	January 31,	Year ended	January 31,
	January 31,	2015	January 31,	2015
	2016	(Restated)(ii)	2016	(Restated)(ii)
Sales	$111.6	$159.1	$464.8	$564.2
Carats sold (000s)	636	897	2,337	2,166
Cost of sales	135.9	116.6	472.4	433.0
Gross margin	(24.3)	42.5	(7.6)	131.2
Gross margin (%)	(21.8)%	26.7%	(1.6)%	23.3%
Average price per carat	175	177	199	260
Selling, general and administrative expenses	1.3	0.6	6.1	3.6
Operating profit (loss)	(25.6)	41.9	(13.6)	127.6
Finance expenses	(1.3)	(3.6)	(7.1)	(10.4)
Exploration costs	0.8	(2.2)	(6.9)	(25.2)
Finance and other income	(0.8)	0.4	0.2	1.6
Foreign exchange gain (loss)	2.8	11.2	3.1	12.6
Segmented profit (loss) before income taxes	(24.1)	47.7	(24.3)	106.2
Cash cost of production(i)	81.9	95.7	315.7	349.1
Cash cost per tonne processed(i)	89.3	99.0	87.3	84.5
Non-cash cost per tonne processed(i)	41.0	29.2	38.6	31.0
Cash cost per carat(i)	71.7	118.0	86.3	111.9
Adjusted EBITDA(i)	29.0	62.5	129.1	229.2
Adjusted EBITDA margin (%)(i)	26%	39%	28%	41%
Capital expenditures	60.0	28.6	196.5	146.8
Depreciation and amortization	34.7	20.6	122.8	101.6

(i)

The terms “cash cost of production”, “cash cost per tonne processed”, “non-cash cost per tonne processed”, “cash cost per carat”, “Adjusted EBITDA” and “Adjusted EBITDA margin” do not have standardized meanings according to IFRS. See “Non-IFRS Measures” for additional information.

(ii)

Prior year figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the consolidated financial statements for the year ended January 31, 2016.

Three Months Ended January 31, 2016, Compared to Three Months Ended January 31, 2015

EKATI SALES

The $47.5 million decrease in sales for Q4 fiscal 2016 was primarily due to a weakened diamond market and a change in the ore mix, with more production coming from lower value sources. Excluded from sales recorded in the fourth quarter were 0.1 million carats produced from Misery Main and Misery Northeast pipes during the pre-commercial production period for proceeds of $2.5 million (Q4 fiscal 2015 – $11.5 million, as a result of pre-commercial production from Misery Main, South & Southwest).

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

EKATI COST OF SALES AND GROSS MARGIN

Gross margin percentage decreased from 26.7% to (21.8)% at the Ekati Diamond Mine primarily due to a work-in-progress inventory impairment charge of $19.8 million recorded in cost of sales in Q4 fiscal 2016. Work-in-progress inventory includes carats for which sorting and valuation is not yet complete. The impairment represents the excess of the inventoried cash and non-cash costs over net realizable value, or the amount the Company realized or expected to realize upon final sorting, valuation and subsequent sale of this inventory in Q1 fiscal 2017. The impairment resulted from fourth quarter production having a relatively high proportion of Misery South, Southwest and COR material. Due to Misery South & Southwest material being higher grade but lower value, carat production was relatively high in the fourth quarter, but upon completion of the sorting and valuation process, the average value of production was lower than expected. Amortization of the capitalized stripping costs for Misery Satellites is on a unit-of-production basis, meaning depreciation and amortization also increased in the fourth quarter in line with increased processing of Misery South & Southwest material.

The decrease in gross margin was also due to the expected shift in the mine plan in fiscal 2016 from higher value production from the Koala, Koala North and Fox ore bodies to lower value material from Misery Satellite and COR, while pre-stripping is being completed in the higher value Misery Main and Pigeon open pits. Fourth quarter margins were also negatively impacted by a decrease in tonnage processed as a result of processing inefficiencies associated with testing of the new diamond liberation initiative in Q3 fiscal 2016 which resulted in approximately three equivalent days of lost production. Decreased production results in a higher cash and non-cash cost per carat as operating costs that are largely fixed, and depreciation costs that are calculated on a straight-line basis, are spread over a lower volume of production. That lower gross margin is then realized when those carats are sold. The gross margin is anticipated to fluctuate between quarters, resulting from variations in the volume, size and quality distribution of rough diamonds sold by the Company in each quarter and variation in rough diamond prices.

Cost of sales includes mine operating costs incurred at the Ekati Diamond Mine and sorting costs, which represent the Company’s cost of handling and sorting product in preparation for sales to third parties. The $13.8 million decrease in cash cost of production from Q4 fiscal 2015 is due primarily to a combination of the weakening Canadian dollar, cost savings through operational efficiencies and royalty expense related to the processing of Misery Main and Misery Satellite material incurred in the prior year. The royalty was fully paid in Q2 fiscal 2016. A majority of mine operating costs including labour and overhead costs, are incurred in Canadian dollars. See “Non-IFRS Measures” for additional information. Cost of sales also includes sorting costs, which represent the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the straight-line method over the remaining mine life of management approved projects. Capitalized costs of new pit or underground development are amortized on a unit-of-production basis as the associated material is processed. The increase in depreciation and amortization in fiscal 2016 is primarily due to amortization of the pre-stripping asset for the Misery Satellites as this material was processed throughout the year.

As at January 31, 2016, the Company had 1.0 million carats of Ekati Diamond Mine–produced rough diamond inventory available for sale with an estimated market value of approximately $66 million (October 31, 2015 – 1.0 million carats and $90 million, respectively). The Company also had approximately 1.1 million carats of rough diamond inventory that was work in progress. Prices achieved upon completion of the February sales cycle resulted in an improvement in some areas of rough diamond pricing. Inventory classified as available for sale represents carats that have completed the sorting and valuation process. Carats still undergoing sorting and valuation are classified as work-in-progress inventory. At January 31, 2016, available for sale inventory included a relatively higher number of lower-than-average priced carats.

	Ekati	Ekati
	carats (millions)	cost
Diamond Inventory available for sale, October 31, 2015	1.0	$90.9
Transfer from work in progress	0.7	90.9
Cost of sales(i)	(0.7)	(116.2)
Diamond Inventory available for sale, January 31, 2016	1.0	$65.6

(i)	Does not include $19.8 million impairment of work in progress inventory.

SEGMENTED PROFIT (LOSS) BEFORE INCOME TAXES

Segmented profit (loss) before income taxes during the quarter decreased by $71.8 million, which was primarily driven by decreased sales during Q4 fiscal 2016. Refer to the “Ekati Sales” section above for a detailed explanation.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Year Ended January 31, 2016, Compared to Year Ended January 31, 2015

EKATI SALES

Sales from the Ekati segment decreased $99.3 million over fiscal 2015 primarily due to a weaker diamond market and the change in ore mix. Carats sold increased by 8% and price per carat decreased by 24% compared to fiscal 2015, primarily due to the change in ore mix with more production coming from sources with a higher grade and lower average price. Excluded from sales in the current period were 0.1 million carats produced from Misery Main and Misery Northeast pipes during the pre-commercial production period for proceeds of $9.8 million. Fiscal 2015 excludes 0.5 million carats produced from the Misery South & Southwest satellite pipes during their pre-commercial production phase for proceeds of $40.7 million.

EKATI COST OF SALES AND GROSS MARGIN

Gross margin decreased from 23.3% to (1.6)% at the Ekati Diamond Mine as a result of the continued shift to lower value material and associated processing issues experienced between Q4 fiscal 2015 and Q2 fiscal 2016 and a work-in-progress inventory impairment charge of $19.8 million recorded in cost of sales in Q4 fiscal 2016. The impairment represents the excess of the inventoried cash and non-cash costs over net realizable value, or the amount the Company realized or expected to realize upon final sorting, valuation and subsequent sale of this inventory in Q1 fiscal 2017. The impairment resulted from fourth quarter production having a relatively high proportion of Misery South, Southwest and COR material. Due to Misery South & Southwest material being higher grade but lower value, carat production was relatively high in the fourth quarter, but upon completion of the sorting and valuation process, the average value of production was lower than expected. Amortization of the capitalized stripping costs for Misery South & Southwest is on a unit-of-production basis, meaning depreciation and amortization also increased in the fourth quarter in line with increased processing of Misery South & Southwest material.

Cost of sales includes mine operating costs incurred at the Ekati Diamond Mine. During fiscal 2016, the Ekati cash cost of production was $315.7 million (2015 – $349.1 million). The $33.4 million decrease is primarily due to the weakening of the Canadian dollar as a majority of mine operating costs, relating primarily to labour and overhead costs, are incurred in Canadian dollars. Diesel and other supplies inventory are purchased in advance for winter road delivery, meaning the impact of the weakening Canadian dollar in fiscal 2016 will not be realized in cash cost of production until fiscal 2017 when the inventory is transported to the mine and consumed. The decrease in Ekati cash cost of production was partially offset by $8.8 million royalty expense related to the processing of Misery Main and Misery Satellite material in fiscal 2016. The royalty was fully paid in Q2 fiscal 2016. See “Non-IFRS Measures” for additional information. Cost of sales also includes sorting costs, which represent the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the straight-line method over the remaining mine life of management approved projects. The $15.0 million increase in non-cash cost of production was due to increased amortization of the capitalized stripping costs of Misery South & Southwest.

As at January 31, 2016, the Company had 1.0 million carats of Ekati Diamond Mine–produced rough diamond inventory available for sale with an estimated market value of approximately $66 million (January 31, 2015 – 0.1 million carats and $65 million, respectively). The Company also had approximately 1.1 million carats of rough diamond inventory that was work in progress. Prices achieved upon completion of the February sales cycle resulted in an improvement in some areas of rough diamond pricing. Inventory classified as available for sale represents carats that have completed the sorting and valuation process. Carats still undergoing sorting and valuation are classified as work in progress inventory. The expected shift in the mine plan in fiscal 2016 from higher value production from the Koala, Koala North and Fox ore bodies to higher grade but lower value material from Misery Satellite and COR resulted in an increase in the number of carats in inventory throughout the year. At January 31, 2016, available for sale inventory included a relatively higher number of lower-than-average priced carats.

	Ekati	Ekati
	carats (millions)	cost
Diamond Inventory available for sale, January 31, 2015	0.1	$50.7
Transfer from work in progress	3.3	467.5
Cost of sales(i)	(2.4)	(452.6)
Diamond Inventory available for sale, January 31, 2016	1.0	$65.6

(i)	Does not include $19.8 million impairment of work in progress inventory.

SEGMENTED PROFIT (LOSS) BEFORE INCOME TAXES

Segmented profit (loss) before income taxes during fiscal 2016 decreased by $130.2 million, which was primarily driven by decreased sales and increased cost of sales, offset by the decrease in exploration expense during fiscal year 2016. Refer to the relevant sections above for a detailed explanation.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Operational Update

A diamond liberation initiative at the Ekati Diamond Mine, which, among other things, involved a reduction in the level of throughput at the Ekati processing plant from 12,000 to 10,500 tonnes per day (or approximately 4.3 million to 3.8 million tonnes per year), was initiated in July 2015, and testing of the impact on diamond recoveries was completed in the third quarter. Test results demonstrated an increase in grade recovered, primarily of diamonds up to 1.5 carats in size. In the third quarter, tonnage throughput was impacted by the testing of the liberation initiative as a result of process plant downtime that was necessary to batch process unblended material from Misery Southwest and Koala Underground. In the fourth quarter, recovered grade was at par with or above modeled grade for all ore sources, which reflects the positive impact of the additional recovery resulting from the liberation initiative.

Mining activities during the fourth quarter were focused on ore production from the Koala Underground operation and pre-stripping operations at the Misery pushback and Pigeon open pits. The first ore was mined from Pigeon in November with commercial production reached in January 2016. Tonnage processed from Pigeon was behind plan in fiscal 2016 due to lower ore availability as mining activities put a greater focus on moving waste. Lynx pre-stripping began on schedule in December.

During the fourth quarter of fiscal 2016, the Ekati Diamond Mine produced (on a 100% basis) 0.3 million carats from the processing of 0.3 million tonnes of ore from the reserves. The Company recovered 0.7 million carats from the processing of 0.4 million tonnes of satellite material excavated from the Misery South, Southwest extension and Northeast pipes. In addition, a further 0.2 million carats were recovered from the processing of 0.2 million tonnes of COR. These diamond recoveries are not included in the Company’s mineral reserves and are therefore incremental to production.

In January 2016, a spill of processed kimberlite from a broken elbow on the processed kimberlite pipeline was detected during a routine inspection. The pipeline was shut down, inspected immediately and the spill was reported to the appropriate authorities while repairs were being completed. It was determined that there was no risk to the environment as a result of the spill.

With respect to health and safety there were no lost time injuries during the fourth quarter, corresponding to a frequency rate per 200,000 hours worked (“LTIFR”) of 0.00 and a year to date LTIFR of 0.29 (Q4 2015 – four lost time injuries for an LTIFR of 0.51 and a year to date LTIFR of 0.44) ..

The charts below show the Ekati Diamond Mine carat production, ore processed and recovered grade for the eight most recent quarters.

EKATI DIAMOND MINE PRODUCTION (100% SHARE) – CARATS

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

EKATI DIAMOND MINE PRODUCTION (100% SHARE) – ORE PROCESSED AND RECOVERED GRADE

Ekati Operations Outlook

KEY MINING AND PIPE ACTIVITIES

Pipe	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17
Misery Main	First ore	Commercial production(i)	Pre-production sales	Commercial sales
Pigeon	Continuing production	Pre-production sales	Commercial sales	Continuing production
Lynx	Waste stripping			First ore
Koala	Continuing production
Misery SSW	Continuing production
Sable	Mobilization	Road construction	Preparation for site construction	Site construction
Jay	Report of Environmental Assessment, mobilization	Feasibility study	Interim land use permit	Water licence, final land use permit

(i)   Commencement of “commercial” production is defined as three consecutive months of production above 60% of nameplate capacity. The Company defines “capacity” as the average monthly production for the open pit/underground source over the life of mine.

A fine dense media separation (DMS) unit is also planned to be commissioned in the process plant in the second half of fiscal 2017 in order to improve the recovery of smaller sized diamonds.

PRODUCTION

The full year production target for fiscal year 2017 foresees Ekati Diamond Mine production of approximately 3.7 million carats from the mining and processing of approximately 2.8 million tonnes of mineral reserves (the base case). This includes approximately 1.2 million tonnes from the Koala Underground operation (combined Koala phases 5, 6 and 7), approximately 1.1 million tonnes from the Pigeon open pit, and the remaining 0.5 million tonnes from the Misery Main open pit. Average grade from Koala Underground is expected to be lower than that achieved in fiscal 2016 as the mine plan expects the processing of a higher proportion of ore from lower grade phases.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

In addition to the mineral reserves noted above, in fiscal 2017 the Ekati Diamond Mine also expects to process inferred resources from the Misery South & Southwest kimberlite pipes that are made available as the Misery reserves are accessed (the operating case). When this additional resource material from the Misery South & Southwest pipes is included, the production target for fiscal 2017 foresees total Ekati Diamond Mine production of approximately 5.5 million carats from the mining and processing of approximately 3.9 million tonnes of mineral reserves and resources, which includes approximately 1.0 million tonnes from Misery South & Southwest kimberlite. The Company cautions that this assessment is preliminary in nature and is based on inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Accordingly, there is no certainty that this assessment will be realized.

Commercial production commenced in January 2016 for Pigeon, slightly ahead of schedule, with first sales expected by Q2 2017. For accounting purposes, sales of diamonds recovered during the pre-production period prior to January 2016 will be applied as a reduction of capitalized stripping costs.

First ore was mined at Misery Main in February 2016 and commercial production is expected to commence in Q2 fiscal 2017. For accounting purposes, sales of diamonds recovered during the pre-production period will be applied as a reduction of capitalized stripping costs. Following processing, sorting and valuation, the initial sale of diamonds recovered during the commercial production period is expected to occur in Q4 2017. Given the relatively higher grade of Misery Main ore, it is expected to have a positive impact on operating results starting in the second half of fiscal 2017.

First ore is expected to be mined from Lynx at the end of fiscal 2017 but its tonnage contribution is expected to be negligible. COR are not planned to be processed in fiscal year 2017. The production target does not include the impact of the diamond liberation initiative on recovered grade. As part of the Koala and Pigeon mining, a small portion of inferred mineral resource is extracted along with the reserves. This material is not included in the current production estimate, but will be processed along with the reserve ore and will be incremental to production. Mineral resources that are not reserves do not have demonstrated economic viability.

The foregoing scientific and technical information for the Ekati Diamond Mine was prepared and verified by the Company, the operator of the Ekati Diamond Mine, under the supervision of Peter Ravenscroft, FAuslMM, of Burgundy Mining Advisors Ltd., an independent mining consultancy. Mr. Ravenscroft is a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

CAPITAL EXPENDITURES

The planned capital expenditures excluding capitalized depreciation at Ekati Diamond Mine for fiscal 2017 (on a 100% basis) are expected to be approximately $265 million at an estimated average Canadian/US dollar exchange rate of 1.33. Capital expenditures include development projects, sustaining capital and capitalized evaluation activities. Capital expenditure in fiscal 2017 includes waste stripping at the Misery Main and Lynx open pits as well as mobilization and initial construction for the Jay and Sable projects. A fine dense media separation (DMS) unit is also planned to be commissioned in the process plant. The table below sets out the planned capital expenditure for fiscal 2017 by project at the Ekati Diamond Mine (100%).

	Fiscal 2016	Fiscal 2017
Capital expenditure	actuals(i)	guidance(ii)
Misery Main(iii)	70	48
Pigeon(iv)	26	–
Lynx	17	54
Sable(v)	–	60
Jay	33	54
Fine DMS	2	13
Sustaining	28	36

(i)    Calculated excluding capitalized depreciation and excluding the adjustments for pre-production revenue.
(ii)   Calculated at an estimated average Canadian/US dollar exchange rate of 1.33.
(iii)   Misery Main is expected to achieve commercial production in mid-fiscal 2017. No development capital is forecasted in future years.
(iv)   Pigeon achieved commercial production in January 2016. No development capital is forecasted in fiscal 2017.
(v)    Expenditures at the Sable pipe are capitalized in fiscal 2017 following completion of the pre-feasibility studies.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

PRICING

Based on the average prices per carat achieved by the Company in the latest sale, which was held in February 2016, the Company has modeled the approximate rough diamond price per carat for the Ekati kimberlite process plant feed types below. The pricing below is based on the Company’s pricing model, which does not include price adjustments for the additional recovery resulting from the diamond liberation initiative.

February 2016
sales cycle
average price
per carat
Ore type
Koala	$320
Koala North	385
Fox	290
Misery South and Misery Main	75
Misery SW Extension	45–60
COR	60–115
Pigeon	170

COST OF SALES, CASH COST OF PRODUCTION AND GROSS MARGIN

Based on current sales expectations for the Ekati Diamond Mine segment for fiscal 2017, the Company currently expects cost of sales to be approximately $510 million (on a 100% basis) (including depreciation and amortization of approximately $161 million). Based on the current mine plan for the Ekati Diamond Mine for fiscal 2017, the cash cost of production is expected to be approximately $308 million (on a 100% basis) at an estimated average Canadian/US dollar exchange rate of 1.33. A majority of Ekati Diamond Mine operating costs are incurred in Canadian dollars. In fiscal 2017, a one-cent change in the quarterly average Canadian/US dollar exchange rate is expected to result in an estimated $0.5 million movement in cash production costs in that quarter.

The cost of sales, cash cost of production and gross margin targets for fiscal 2017 do not include the impact of the diamond liberation initiative. Ekati Diamond Mine depreciation is calculated primarily on a straight-line basis, which is computed using the life of mine plan containing only management approved projects. In fiscal 2017, the expected mine life of the Ekati Diamond Mine was extended by three years to 2023 following completion of the Sable pre-feasibility study. The Company expects that if a feasibility study for the Jay pipe is approved, the non-cash depreciation per year for existing assets will be significantly reduced.

The cost of sales, cash cost of production and gross margin targets for fiscal 2017 also do not include the impact of the mild weather conditions in Q1 fiscal 2017 which resulted in the annual winter road to the mine being open for a reduced period of time. More stringent weight restrictions for a period following the opening of the road resulted in an increased number of partial loads which increased freight costs by approximately $5 million.

Gross margin as a percentage of sales in fiscal 2017 is expected to continue to be negatively impacted by a lower value product mix prior to the initial sale of diamonds recovered from Misery Main late in the fiscal year. The Company expects gross margin as a percentage of sales to fluctuate depending on, among other things, production volumes, product mix, diamond prices and cost of production.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

DIAVIK DIAMOND MINE (40% SHARE)
(expressed in millions of United States dollars, except per share, per tonne or per carat amounts and where otherwise noted)

		Three months
	Three months	ended		Year ended
	ended	January 31,	Year ended	January 31,
	January 31,	2015	January 31,	2015
	2016	(Restated)(ii)	2016	(Restated)(ii)
Sales	$66.5	$81.5	$255.7	$351.6
Carats sold (000s)	469	778	1,740	3,014
Cost of sales	55.9	62.1	196.5	249.7
Gross margin	10.6	19.3	59.2	101.9
Gross margin (%)	16.0%	23.7%	23.2%	29.0%
Average price per carat	142	105	147	117
Selling, general and administrative expenses	0.6	1.2	3.1	4.1
Operating profit	10.1	18.1	56.1	97.8
Finance expenses	0.1	(0.6)	(2.8)	(2.7)
Exploration costs	(0.1)	0.1	(0.1)	(0.2)
Finance and other income	(0.1)	–	–	3.8
Foreign exchange gain (loss)	(4.8)	(8.6)	(5.9)	(8.3)
Segmented profit (loss) before income taxes	5.1	8.9	47.3	90.3
Cash cost of production(i)	30.3	36.8	121.0	148.6
Cash cost per tonne processed(i)	164.0	180.5	152.4	163.2
Non-cash cost per tonne processed(i)	106.3	93.2	90.1	95.4
Cash cost per carat(i)	54.1	63.4	49.6	54.9
Adjusted EBITDA(i)	28.7	40.2	123.8	185.9
Adjusted EBITDA margin (%)(i)	43%	49%	48%	53%
Capital expenditures	14.2	6.3	43.4	21.5
Depreciation and amortization	18.6	22.1	67.7	88.2

(i)    The terms “cash cost of production”, “cash cost per tonne processed”, “non-cash cost per tonne processed”, “cash cost per carat”, “Adjusted EBITDA” and “Adjusted EBITDA margin” do not have standardized meanings according to IFRS. See “Non-IFRS Measures” for additional information.
(ii)   Prior year figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the consolidated financial statements for the year ended January 31, 2016.

Three Months Ended January 31, 2016, Compared to Three Months Ended January 31, 2015

DIAVIK SALES

Sales in the fourth quarter decreased by $15.0 million primarily due to a weakened diamond market during the quarter. Carats sold decreased by 40% and price per carat increased by 35% compared to Q4 fiscal 2015 due to the decision to hold back lower-than-average priced inventory during the quarter due to market conditions.

DIAVIK COST OF SALES AND GROSS MARGIN

Cost of sales in the fourth quarter included $18.6 million of depreciation and amortization expense (Q4 2015 – $22.0 million). The Diavik segment generated a gross margin and Adjusted EBITDA margin of 16.0% and 43%, respectively (Q4 2015 – 23.7% and 49%). The fourth quarter gross margin was impacted by lower processing volumes due primarily to three weeks of maintenance shutdowns of the Diavik processing plant. The gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product produced and sold during each quarter and variation in rough diamond prices.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

A substantial portion of cost of sales is mine operating costs incurred at the Diavik Diamond Mine. During the fourth quarter, the Diavik cash cost of production was $30.3 million (Q4 2015 – $36.8 million). The reduction in cash cost of production is due to operational improvements at the mine and the weakening of the Canadian dollar. The Diavik cash cost of production mainly comprises costs that are denominated in Canadian dollars. The term “cash cost of production” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information. Cost of sales also includes sorting costs, which represent the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

At January 31, 2016, the Company had 1.0 million carats of Diavik Diamond Mine–produced rough diamond inventory available for sale with an estimated market value of approximately $40 million (October 31, 2015 – 0.9 million carats and $65 million, respectively). Prices achieved upon completion of the February sales cycle resulted in an improvement in some areas of rough diamond pricing. Inventory classified as available for sale represents carats that have completed the sorting and valuation process. Carats still undergoing sorting and valuation are classified as work-in-progress inventory. The Company had approximately 0.2 million carats of rough diamond inventory that was work in progress, which does not include carats produced but not yet received. The relatively high number of carats in available for sale inventory at January 31, 2016 is due to the decision to hold back lower-than-average priced inventory during the year because of market conditions.

	Diavik	Diavik
	carats (millions)	cost
Diamond inventory available for sale, October 31, 2015	0.9	$54.6
Transfer from work in progress	0.5	28.9
Cost of sales(i)	(0.4)	(54.5)
Diamond inventory available for sale, January 31, 2016	1.0	$29.0

(i)   Does not include royalties which are recorded directly to cost of sales

SEGMENTED PROFIT (LOSS) BEFORE INCOME TAXES

Segmented profit before income taxes during the quarter decreased by $3.8 million from the comparable quarter of the prior year. The decrease was primarily driven by lower sales during Q4 fiscal 2016. Refer to the “Diavik Sales” section above for a detailed explanation.

Year Ended January 31, 2016, Compared to Year Ended January 31, 2015

DIAVIK SALES

Sales during fiscal 2016 decreased by $95.9 million primarily due to the weakened diamond market. Carats sold decreased by 42% and price per carat increased by 26% compared to fiscal 2015 due to the decision to hold back lower-than-average priced inventory during the year because of market conditions.

DIAVIK COST OF SALES AND GROSS MARGIN

Cost of sales during fiscal 2016 included $67.4 million of depreciation and amortization (2015 – $87.8 million). The Diavik segment generated a gross margin and Adjusted EBITDA margin of 23.2% and 48%, respectively (2015 – 29.0% and 53%). The gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product produced and sold during each quarter and variation in rough diamond prices.

A substantial portion of cost of sales is mine operating costs incurred at the Diavik Diamond Mine. During the fiscal 2016 period, the Diavik cash cost of production was $121.0 million (2015 – $148.6 million). The reduction in cash cost of production is due to operational improvements at the mine and the weakening of the Canadian dollar. The Diavik cash cost of production mainly comprises costs that are denominated in Canadian dollars. The term “cash cost of production” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information. Cost of sales also includes sorting costs, which represent the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

At January 31, 2016, the Company had 1.0 million carats of Diavik Diamond Mine–produced rough diamond inventory available for sale with an estimated market value of approximately $40 million (January 31, 2015 – 0.1 million carats and $20 million, respectively). Prices achieved upon completion of the February sales cycle resulted in an improvement in some areas of rough diamond pricing. Inventory classified as available for sale represents carats that have completed the sorting and valuation process. Carats still undergoing sorting and valuation are classified as work-in-progress inventory. The Company also had approximately 0.2 million carats of rough diamond inventory that was work in progress, which does not include carats produced but not yet received.

The relatively high number of carats in inventory at January 31, 2016 is due to the decision to hold back lower-than-average priced inventory during the year because of market conditions.

	Diavik	Diavik
	carats (millions)	cost
Diamond inventory available for sale, January 31, 2015	0.1	$15.8
Transfer from work in progress	2.6	206.1
Cost of sales(i)	(1.7)	(192.9)
Diamond inventory available for sale, January 31, 2016	1.0	$29.0

(i)   Does not include royalties which are recorded directly to cost of sales

SEGMENTED PROFIT (LOSS) BEFORE INCOME TAXES

Segmented profit before income taxes during the fiscal year ended January 31, 2016 decreased by $43.0 million, which was primarily driven by a decrease in gross margins. Refer to the “Diavik Cost of Sales and Gross Margin” section above for a detailed explanation.

Operational Update

During Q4 calendar 2015, the Diavik Diamond Mine produced (on a 100% basis) 1.5 million carats from 0.5 million tonnes of ore processed (Q4 calendar 2014 – 1.5 million carats and 0.5 million tonnes, respectively). Total production includes COR, which is not included in the Company’s reserve and resource statements and is therefore incremental to production.

Processing volumes in the fourth calendar quarter of 2015 were 9% lower than the same quarter of the prior year due primarily to three weeks of maintenance shutdowns of the Diavik processing plant. Diamonds recovered in the fourth calendar quarter were 3% lower than the same quarter of the prior year reflecting lower processing volumes, which was partially offset by a higher recovered grade.

Diamonds recovered in calendar 2015 of 6.4 million carats were 9% lower than the original calendar 2015 plan of 7.0 million carats, due to a combination of ore availability issues resulting from lower mining rates from A-154N, lower grades from A-418, and availability of the process plant in the fourth calendar quarter.

The development of the A-21 pipe continues to progress according to plan.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

The charts below show the Company’s 40% share of Diavik Diamond Mine carat production, ore processed and recovered grade for the eight most recent calendar quarters.

DOMINION DIAMOND DIAVIK LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION – CARATS
(reported on a one-month lag)

DOMINION DIAMOND DIAVIK LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION – ORE PROCESSED AND RECOVERED GRADE
(reported on a one-month lag)

(a)   Grade has been adjusted to exclude COR.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Diavik Operations Outlook

PRODUCTION

The mine plan for calendar 2016 foresees Diavik Diamond Mine production (on a 100% basis) of approximately 7.0 million carats from the mining and processing of approximately 2.1 million tonnes of ore. Mining activities will be exclusively underground with approximately 0.7 million tonnes expected to be sourced from A-154 North, approximately 0.5 million tonnes from A-154 South and approximately 0.9 million tonnes from A-418.

The aforementioned mine plan for the Diavik Diamond Mine was prepared and verified by DDMI, operator of the Diavik Diamond Mine, under the supervision of Calvin Yip, P. Eng., Principal Advisor, Strategic Planning of DDMI, who is a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

CAPITAL EXPENDITURES

The Company currently expects DDDLP’s 40% share of the planned capital expenditures for the Diavik Diamond Mine in fiscal 2017 to be approximately $61 million at an estimated average Canadian/US dollar exchange rate of 1.33. The table below sets out DDDLP’s 40% share of capital expenditures incurred by the Company during the fiscal 2016 period and the planned capital expenditures for fiscal 2017 (full):

	Fiscal 2016	Fiscal 2017
Capital expenditures	actual	guidance(i)

A-21	$26	$42
Sustaining	17	19

(i)  Calculated at an estimated average Canadian/US dollar exchange rate of 1.33.

PRICING

Based on the average prices per carat achieved by the Company in the latest sale, held in February 2016, the Company has modeled the approximate rough diamond price per carat for each of the Diavik kimberlite process plant feed types in the table that follows.

February 2016
sales cycle
average price
per carat
Ore type

A-154 South	$130
A-154 North	175
A-418	95
COR	50

COST OF SALES, CASH COST OF PRODUCTION AND GROSS MARGIN

Based on current sales expectations for the Diavik Diamond Mine segment for fiscal 2017, the Company currently expects cost of sales to be approximately $239 million (including depreciation and amortization of approximately $102 million). Based on the current mine plan for the Diavik Diamond Mine for calendar 2016, the Company’s 40% share of the cash cost of production at the Diavik Diamond Mine is expected to be approximately $116 million at an estimated average Canadian/US dollar exchange rate of 1.33.

The Company expects gross margin as a percentage of sales to fluctuate depending on, among other things, production volumes, diamond prices and cost of production. Gross margin as a percentage of sales in fiscal 2017 is expected to be slightly higher than that achieved in fiscal 2016, as production volumes are expected to increase year over year.

CORPORATE SEGMENT

(expressed in millions of United States dollars, except per share amounts and where otherwise noted)

	Three months	Three months
	ended	ended	Year ended	Year ended
	January 31, 2016	January 31, 2015	January 31, 2016	January 31, 2015

Selling, general and administrative expenses	$8.9	$7.3	$34.5	$26.1

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Three Months Ended January 31, 2016, Compared to Three Months Ended January 31, 2015

CORPORATE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A expenses for the Corporate segment during the quarter increased by $1.5 million from the comparable quarter of the prior year due to an increase in consulting costs.

Year Ended January 31, 2016, Compared to Year Ended January 31, 2015

CORPORATE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A expenses for the fiscal 2016 period increased by $8.4 million which primarily relates to a charge of $9.8 million incurred in connection with the departure of Mr. Gannicott as CEO in Q2 fiscal 2016, which was offset by a decrease in stock-based compensation expenses.

Liquidity and Capital Resources

The following chart shows the Company’s working capital balances for the eight most recent quarters, as well as the working capital ratios for the same periods. Working capital is calculated as total current assets less total current liabilities, and working capital ratio is calculated as total current assets divided by total current liabilities.

WORKING CAPITAL AND WORKING CAPITAL RATIO(i)

(i)   The terms “working capital” and “working capital ratio” do not have standardized meanings according to IFRS. See “Non-IFRS Measures” for additional information.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

	Three months
	ended	Year ended
CASH FLOW MOVEMENT	January 31,	January 31,
(in millions of United States dollars except where otherwise noted)	2016	2016

Opening cash at November 1, 2015 and February 1, 2015	$328.4	$457.9

Cash provided by operating activities before interest and taxes	87.1	270.9

Capital expenditures for the period	(58.0)	(210.3)

Cash tax paid for the period	(1.7)	(99.8)

Dividends paid	(17.1)	(51.1)

Net interest paid during the period	(1.7)	(3.1)

Repayment of debt	(10.7)	(11.3)

Contributions from and distributions made to minority partners, net	(1.0)	3.2

Net proceeds from pre-production sales	1.9	7.7

(Increase) decrease in restricted cash	0.6	(33.0)

Other	(7.8)	(11.1)

Closing cash at January 31, 2016	$320.0	$320.0

Working Capital

As at January 31, 2016, the Company had unrestricted cash and cash equivalents of $320.0 million and restricted cash of $63.3 million, compared to $328.4 million and $68.4 million, respectively, at October 31, 2015. The restricted cash is used to support letters of credit to the Government of the Northwest Territories (“GNWT”) in the amount of CDN $29 million to secure the reclamation obligations for the Ekati Diamond Mine and CDN $60 million to secure reclamation obligations at the Diavik Diamond Mine.

During Q4 fiscal 2016, the Company reported cash flow provided from operations of $83.6 million, compared to $134.5 million in Q4 fiscal 2015.

Working capital decreased to $578.5 million at January 31, 2016 from $636.6 million at October 31, 2015. During Q4 fiscal 2016, the Company decreased accounts receivable by $1.0 million, increased other current assets by $10.4 million, decreased inventory and supplies by $25.9 million and increased trade and other payables by $23.6 million.

At January 31, 2016, the Company had approximately 28.6 million litres of diesel fuel at the Ekati mine site and 75.0 million litres in Yellowknife. Of this diesel fuel inventory, approximately 39.2 million litres was purchased in the fourth quarter. The Company continues to see the impact of lower crude prices at a landed cost of approximately CDN $1.12 per litre for the Ekati Diamond Mine. Landed cost is a weighted average cost and includes the rack price (Hay River and Edmonton, as applicable), transportation costs, certain storage and handling costs, proportional winter road costs and applicable taxes. The Ekati Diamond Mine used 74.5 million litres of diesel fuel in fiscal 2016. The average landed cost of diesel fuel in fiscal 2016 was CDN $1.36 per litre.

The Company’s liquidity requirements fluctuate year over year and quarter over quarter depending on, among other factors, the seasonality of production at the Company’s mineral properties; the seasonality of mine operating expenses; capital expenditure programs; the number of rough diamond sales events conducted during the year; and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in the year.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for at least the next 12 months.

Financing Activities

During the fourth quarter, the Company had a cash outflow from financing activities of $28.7 million, which included dividend payments of $17.1 million and repayment of debt of $10.7 million.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

On April 7, 2015, the Company entered into a $210 million senior secured corporate revolving credit facility with a syndicate of commercial banks. The facility has a four-year term, and it may be extended for an additional period of one year with the consent of the lenders. Proceeds received by the Company under the new credit facility are to be used for general corporate purposes. Accommodations under this credit facility may be made to the Company, at the Company’s option, by way of an advance or letter of credit, and the interest payable will vary in accordance with a pricing grid ranging between 2.5% and 3.5% above LIBOR. The Company is in compliance with the required financial covenants, which are customary for a financing of this nature. As at January 31, 2016, no amounts were outstanding under the Company’s senior secured corporate revolving credit facility.

On September 10, 2015, the Board of Directors declared an interim dividend of $0.20 per share which was paid in full on November 5, 2015 to shareholders of record at the close of business on October 13, 2015. The dividend was an eligible dividend for Canadian income tax purposes.

On April 13, 2016, the Board of Directors declared a dividend of $0.20 per share, which represented the final portion of the $0.40 per share annual dividend for fiscal 2016. This dividend will be paid on June 2, 2016 to shareholders of record at the close of business on May 17, 2016. The dividend is an eligible dividend for Canadian income tax purposes.

Investing Activities

During the fourth quarter, the Company had additions to property, plant and equipment of $58.0 million, of which $42.5 million related to the Ekati Diamond Mine and $15.5 million related to the Diavik Diamond Mine. Expenditures related primarily to pit development activities at both mines.

In January 2016, the management committee of the Buffer Zone Joint Venture approved a program and budget for the Buffer Zone Joint Venture for fiscal year 2017. In March 2016, Archon Minerals Limited (“Archon”) provided notice to DDEC, the operator of the Buffer Zone Joint Venture, of its objection to certain elements of the fiscal 2017 program and budget, and indicated that it was only prepared to contribute to certain portions of the program and budget. Accordingly, the Company has elected to fund all of the cash calls for those elements of the fiscal 2017 program and budget that will not be funded by Archon, and Archon’s participating interest in the Buffer Zone Joint Venture is expected to be correspondingly diluted.

Contractual Obligations

The Company has contractual payment obligations with respect to interest-bearing loans and borrowings and, through its participation in the Diavik Joint Venture and the Ekati Diamond Mine, future site restoration costs at both the Ekati and Diavik Diamond Mines. Additionally, at the Diavik Joint Venture, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Diamond Mine, DDDLP is obligated to fund 40% of the Diavik Joint Venture’s total expenditures on a monthly basis. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

(expressed in thousands of United States dollars)

		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years

Loans and borrowings (a)(b)	$34,815	$22,700	$12,115	$–	$–

Environmental and participation agreements incremental commitments (c)	32,043	4,956	8,240	3,692	15,155

Operating lease obligations (d)	16,401	3,748	6,093	6,055	505

Capital commitments (e)	56,702	56,702	–	–	–

Other	714	714	–	–	–

Total contractual obligations	$140,675	$88,820	$26,448	$9,747	$15,660

(a)	(i)	Loans and borrowings presented in the foregoing table include current and long-term portions.

(ii)

The Company has available a $210 million senior secured corporate revolving credit facility (available in either US or CDN dollars) with a syndicate of commercial banks for general corporate purposes. At January 31, 2016, no amounts were outstanding under this facility.

(iii)

The Company’s first mortgage on real property has scheduled principal payments of approximately $0.2 million quarterly, which may be prepaid at any time and matures on September 1, 2018. On January 31, 2016, $2.1 million was outstanding on the mortgage payable.

(iv)

The Company issued a promissory note on October 15, 2015 in the amount of $42.2 million for the base purchase price for the acquisition of an additional 8.889% interest in the Core Zone. The promissory note is payable in instalments over 31 months and the Company has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Company. On January 31, 2016, $31.7 million, which represents the principal amount of the note plus accrued interest, was outstanding.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

(b)

Interest on loans and borrowings is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at January 31, 2016, and have been included under loans and borrowings in the table above. Interest payments for the next 12 months are estimated to be approximately $0.9 million.

(c)

Both the Diavik Joint Venture and the Ekati Diamond Mine, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board and the Independent Environmental Monitoring Agency, respectively. These agreements also state that the mines must provide security deposits for the performance of their reclamation and abandonment obligations under all environmental laws and regulations.

The Company posted surety bonds with the GNWT in the aggregate amount of CDN $253 million to secure the obligations under its Water Licence to reclaim the Ekati Diamond Mine. The Company provided letters of credit, secured by restricted cash, in the amount of CDN $60 million and CDN $29 million to the Government of the Northwest Territories (“GNWT”) as security for the reclamation obligations for the Diavik Diamond Mine and Ekati Diamond Mine, respectively. The Company has also provided a guarantee of CDN $20 million for other obligations under the environmental agreement for the Ekati Diamond Mine.

Both the Diavik and Ekati Diamond Mines have also signed participation agreements with various Aboriginal communities. These agreements are expected to contribute to the social, economic and cultural well-being of these communities. The actual cash outlay for obligations of the Diavik Joint Venture under these agreements is not anticipated to occur until later in the life of the mine. The actual cash outlay under these agreements in respect of the Ekati Diamond Mine includes annual payments and special project payments during the operation of the Ekati Diamond Mine.

(d)	Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases at the Ekati Diamond Mine.

(e)

The Company has various long-term contractual commitments related to the acquisition of property, plant and equipment. The commitments included in the table above are based on expected contract prices.

Non-IFRS Measures

In addition to discussing earnings measures in accordance with IFRS, the MD&A provides the following non-IFRS measures, which are also used by management to monitor and evaluate the performance of the Company.

Cash Cost of Production

The MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well each of the Diavik Diamond Mine and Ekati Diamond Mine is performing compared to the respective mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. The majority of mine operating costs, relating primarily to labour and overhead costs, are incurred in Canadian dollars and will therefore decrease in US dollar terms as the Canadian dollar strengthens or weakens. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS.

The following table provides a reconciliation of cash cost of production to the Ekati Diamond Mine’s cost of sales disclosed for the three months and year ended January 31, 2016 and January 31, 2015.

(expressed in thousands of United States dollars)
(unaudited)

	Three months ended	Three months ended		Year ended	Year ended
	January 31, 2016	January 31, 2015	(i)	January 31, 2016	January 31, 2015	(i)

Ekati cash cost of production	$81,864	$95,714		$315,695	$349,063

Other cash costs	1,636	1,131		6,341	4,201

Total cash cost of production	83,500	96,845		322,036	353,264

Depreciation and amortization	37,590	28,211		139,588	128,224

Total cost of production	121,090	125,056		461,624	481,488

Impairment loss on inventory	19,838	–		19,838	–

Adjusted for stock movements	(4,995)	(8,434)		(9,058)	(48,517)

Total cost of sales	$135,933	$116,622		$472,404	$432,971

(i)

Prior year figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the consolidated financial statements for the year ended January 31, 2016.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

The following table provides a reconciliation of cash cost of production to the Diavik Diamond Mine’s cost of sales disclosed for the three months and year ended January 31, 2016 and January 31, 2015.

(expressed in thousands of United States dollars)
(unaudited)

	Three months ended	Three months ended		Year ended	Year ended
	January 31, 2016	January 31, 2015	(i)	January 31, 2016	January 31, 2015	(i)

Diavik cash cost of production	$30,335	$36,817		$120,986	$148,552

Private royalty	1,277	1,580		4,017	6,560

Other cash costs	732	690		2,179	3,639

Total cash cost of production	32,344	39,087		127,182	158,751

Depreciation and amortization	19,666	19,006		71,533	86,800

Total cost of production	52,010	58,093		198,715	245,551

Adjusted for stock movements	3,857	4,037		(2,198)	4,117

Total cost of sales	$55,867	$62,130		$196,517	$249,668

(i)

Prior year figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the consolidated financial statements for the year ended January 31, 2016.

Cash Cost per Tonne Processed and Cash Cost per Carat

The MD&A refers to the terms cash cost per tonne processed, non-cash cost per tonne processed and cash cost per carat, which are non-IFRS financial measures, in order to provide investors with information about the measures used by management to monitor performance. The Company believes these measures will assist analysts, investors and other stakeholders in understanding the costs associated with extracting diamonds. This information is used to assess how well each of the Diavik Diamond Mine and Ekati Diamond Mine is performing compared to the respective mine plan and prior periods. Cash cost per tonne processed is calculated by taking cash cost of production divided by total tonnes processed, and the non-cash cost per tonne processed is calculated by taking depreciation and amortization divided by total tonnes processed. The cash cost per carat processed is calculated by taking cash cost of production divided by total carats produced. Cash cost per tonne processed, non-cash cost per tonne processed and cash cost per carat do not have any standardized meanings prescribed by IFRS and differ from measures determined in accordance with IFRS. These performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net profit or cash flow from operations as determined under IFRS.

The following table demonstrates our calculation of cash cost per tonne processed, non-cash cost per tonne processed and cash cost per carat at the Ekati Diamond Mine disclosed for the three months and year ended January 31, 2016 and January 31, 2015. Ekati cash cost of production, depreciation and amortization and total cash cost of production are reconciled to each segment’s cost of sales above.

(expressed in thousands of United States dollars, except total tonnes processed and cash cost per tonne)
(unaudited)

	Three months ended	Three months ended	Year ended	Year ended
	January 31, 2016	January 31, 2015	January 31, 2016	January 31, 2015

Ekati cash cost of production	$81,864	$95,714	$315,695	$349,063

Total tonnes processed	917	967	3,618	4,131

Ekati cash cost per tonne processed	$89.3	$99.0	$87.3	$84.5

(expressed in thousands of United States dollars, except total tonnes processed and non-cash cost per tonne)
(unaudited)

	Three months ended	Three months ended		Year ended	Year ended
	January 31, 2016	January 31, 2015	(i)	January 31, 2016	January 31, 2015	(i)

Depreciation and amortization	$37,590	$28,211		$139,588	$128,224

Total tonnes processed	917	967		3,618	4,131

Ekati non-cash cost per tonne processed	$41.0	$29.2		$38.6	$31.0

(i)

Prior year figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the consolidated financial statements for the year ended January 31, 2016.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

(expressed in thousands of United States dollars, except total carats produced and cash cost per carat)
(unaudited)

	Three months ended	Three months ended	Year ended	Year ended
	January 31, 2016	January 31, 2015	January 31, 2016	January 31, 2015

Total cash cost of production	$83,500	$96,845	$322,036	$353,264

Total carats produced	1,164	821	3,732	3,158

Ekati cash cost per carat	$71.7	$118.0	$86.3	$111.9

The following table demonstrates our calculation of cash cost per tonne processed, non-cash cost per tonne processed and cash cost per carat at the Diavik Diamond Mine disclosed for the three months and year ended January 31, 2016 and January 31, 2015. Diavik cash cost of production, depreciation and amortization and total cash cost of production are reconciled to each segment’s cost of sales above.

(expressed in thousands of United States dollars, except total tonnes processed and cash cost per tonne)
(unaudited)

	Three months ended	Three months ended	Year ended	Year ended
	January 31, 2016	January 31, 2015	January 31, 2016	January 31, 2015

Diavik cash cost of production	$30,335	$36,817	$120,986	$148,552

Total tonnes processed	185	204	794	910

Diavik cash cost per tonne processed	$164.0	$180.5	$152.4	$163.2

(expressed in thousands of United States dollars, except total tonnes processed and non-cash cost per tonne)
(unaudited)

	Three months ended	Three months ended		Year ended	Year ended
	January 31, 2016	January 31, 2015	(i)	January 31, 2016	January 31, 2015	(i)

Depreciation and amortization	$19,666	$19,006		$71,533	$86,800

Total tonnes processed	185	204		794	910

Diavik non-cash cost per tonne processed	$106.3	$93.2		$90.1	$95.4

(i)	Prior year figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the consolidated financial statements for the year ended January 31, 2016.

(expressed in thousands of United States dollars, except total carats produced and cash cost per carat)
(unaudited)

	Three months ended	Three months ended	Year ended	Year ended
	January 31, 2016	January 31, 2015	January 31, 2016	January 31, 2015

Total cash cost of production	$32,344	$39,087	$127,182	$158,751

Total carats produced	598	617	2,562	2,892

Diavik cash cost per carat	$54.1	$63.4	$49.6	$54.9

EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin

The term “EBITDA” is a non-IFRS financial measure, which is defined as earnings before interest expense (income), income taxes and depreciation and amortization. EBITDA margin is calculated by dividing EBITDA by total sales for the period.

The Company has also disclosed Adjusted EBITDA, which removes the effects of impairment charges, foreign exchange gains (losses) and exploration costs from EBITDA. Impairment charges and foreign exchange gains or losses, both of which are non-cash items, are not reflective of the Company’s ability to generate liquidity by producing operating cash flow. Exploration costs do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results. The Company believes that these adjustments will result in more meaningful valuation measures for investors and analysts to evaluate our performance and assess our ability to generate liquidity. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total sales for the period.

Management believes that EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are important indicators commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance and ability to incur and service debt, and also as a valuation metric. The intent of EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin is to provide additional useful information to investors and analysts, and such measures do not have any standardized meaning under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin differently.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

The following table provides a reconciliation of consolidated and segmented EBITDA and Adjusted EBITDA for the last eight-quarters.

CONSOLIDATED
(expressed in thousands of United States dollars)
(quarterly results are unaudited)

	2016	2016	2016	2016	2015		2015		2015		2015		2016	2015
	Q4	Q3	Q2	Q1	Q4	(i)	Q3	(i)	Q2	(i)	Q1	(i)	Total	Total(i)
Segment net profit (loss)	$(37,763)	$6,469	$(18,894)	$11,396	$2,182		$34,731		$24,158		$12,509		$(38,798)	$73,581
Finance expense (income)	2,123	1,966	2,907	2,746	3,758		2,271		1,983		(203)		9,742	7,808
Income tax expense (recovery)	9,896	733	19,485	(2,869)	47,101		25,875		15,230		8,556		27,245	96,762
Depreciation and amortization	53,647	39,595	52,746	45,460	43,007		47,011		62,230		38,722		191,448	190,970
EBITDA	27,903	48,763	56,244	56,733	96,048		109,888		103,601		59,584		189,637	369,121
Foreign exchange (gains) loss	2,022	(268)	2,174	(1,157)	(2,523)		(1,868)		(815)		951		2,771	(4,255)
Exploration costs	(734)	576	1,935	5,249	2,110		7,359		6,846		9,044		7,026	25,359
Impairment losses on inventory	19,838	-	-	-	-		-		-		-		19,838	-
Adjusted EBITDA	$49,029	$49,071	$60,353	$60,825	$95,635		$115,379		$109,632		$69,579		$219,272	$390,225

(i)	Prior year figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the consolidated financial statements for the year ended January 31, 2016.

EKATI DIAMOND MINE SEGMENT
(expressed in thousands of United States dollars)
(quarterly results are unaudited)

	2016	2016	2016	2016	2015		2015		2015		2015		2016	2015
	Q4	Q3	Q2	Q1	Q4	(i)	Q3	(i)	Q2	(i)	Q1	(i)	Total	Total(i)
Segment net profit (loss)	$(22,508)	$(4,578)	$(5,659)	$422	$15,828		$23,445		$13,930		$(4,423)		$(32,323)	$48,780
Finance expense (income)	2,072	905	1,841	2,123	3,130		2,052		1,749		1,943		6,941	8,874
Income tax expense (recovery)	(1,617)	1,095	7,734	773	31,863		16,219		6,222		3,100		7,985	57,404
Depreciation and amortization	34,744	24,985	34,448	28,653	20,612		26,495		34,533		19,913		122,830	101,553
EBITDA	12,691	22,407	38,364	31,971	71,433		68,211		56,434		20,533		105,433	216,611
Foreign exchange (gains) loss	(2,797)	(429)	(3,393)	3,501	(11,160)		(1,311)		(982)		854		(3,118)	(12,599)
Exploration costs	(780)	550	1,935	5,199	2,215		7,412		6,837		8,691		6,904	25,155
Impairment losses on inventory	19,838	-	-	-	-		-		-		-		19,838	-
Adjusted EBITDA	$28,952	$22,528	$36,906	$40,671	$62,488		$74,312		$62,289		$30,078		$129,057	$229,167

(i)	Prior year figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the consolidated financial statements for the year ended January 31, 2016.

DIAVIK DIAMOND MINE SEGMENT
(expressed in thousands of United States dollars)
(quarterly results are unaudited)

	2016	2016	2016	2016	2015	2015	2015		2015		2016	2015
	Q4	Q3	Q2	Q1	Q4 (i)	Q3 (i)	Q2	(i)	Q1	(i)	Total	Total(i)
Segment net profit (loss)	$(8,732)	$15,961	$(4,062)	$15,703	$(8,257)	$16,061	$15,813		$20,388		$18,870	$44,005
Finance expense (income)	51	1,061	1,066	623	627	220	234		(2,146)		2,801	(1,065)
Income tax expense (recovery)	13,866	1,413	15,058	(1,938)	17,184	11,376	11,021		6,700		28,399	46,281
Depreciation and amortization	18,643	14,267	18,110	16,651	22,086	20,223	27,406		18,467		67,671	88,182
EBITDA	23,828	32,702	30,172	31,039	31,640	47,880	54,474		43,409		117,741	177,403
Foreign exchange (gains) loss	4,819	161	5,567	(4,658)	8,637	(558)	167		95		5,889	8,341
Exploration costs	46	26	-	50	(105)	(52)	9		353		122	205
Adjusted EBITDA	$28,693	$32,889	$35,739	$26,431	$40,172	$47,270	$54,650		$43,857		$123,752	$185,949

(i)	Prior year figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the consolidated financial statements for the year ended January 31, 2016.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

CORPORATE SEGMENT
(expressed in thousands of United States dollars)
(quarterly results are unaudited)

	2016	2016	2016	2016	2015	2015	2015	2015	2016	2015
	Q4	Q3	Q2	Q1	Q4 (i)	Q3 (i)	Q2 (i)	Q1 (i)	Total	Total(i)
Segment net profit (loss)	$(6,524)	$(4,916)	$(9,174)	$(4,733)	$(5,392)	$(4,775)	$(5,585)	$(3,453)	$(25,347)	$(19,205)
Income tax expense (recovery)	(2,352)	(1,773)	(3,307)	(1,706)	(1,944)	(1,721)	(2,013)	(1,245)	(9,138)	(6,923)
Depreciation and amortization	261	341	188	154	311	293	291	342	944	1,237
EBITDA	(8,615)	(6,348)	(12,293)	(6,285)	(7,025)	(6,203)	(7,307)	(4,356)	(33,541)	(24,891)
Adjusted EBITDA	$(8,615)	$(6,348)	$(12,293)	$(6,285)	$(7,025)	$(6,203)	$(7,307)	$(4,356)	$(33,541)	$(24,891)

(i)

Prior year figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the consolidated financial statements for the year ended January 31, 2016.

Free Cash Flow and Free Cash Flow per Share

The term “free cash flow” is a non-IFRS measure, which is defined as cash provided from (used in) operating activities, less sustaining capital expenditure and less development capital expenditure. Free cash flow per share is calculated by dividing free cash flow by the weighted average basic shares outstanding.

Management believes that free cash flow is a useful indicator of the Company’s ability to operate without reliance on additional borrowing or usage of existing cash. The intent of free cash flow and free cash flow per share is to provide additional useful information to investors and analysts and such measures do not have any standardized meaning under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate free cash flow and free cash flow per share differently.

CONSOLIDATED
(expressed in thousands of United States dollars)
(unaudited)

	2016	2016	2016	2016	2015	2015	2015	2015	2016	2015
	Q4	Q3	Q2	Q1	Q4 (ii)	Q3 (ii)	Q2 (ii)	Q1 (ii)	Total	Total(ii)
Cash provided from (used in) operating activities	$83,625	$60,867	$52,780	$(29,285)	$134,462	$70,539	$94,024	$23,507	$167,987	$322,532
Sustaining capital expenditure	(8,014)	(15,044)	(6,955)	(22,609)	(17,786)	(15,658)	(14,355)	(18,995)	(52,622)	(66,794)
Free cash flow before development	$75,611	$45,823	$45,825	$(51,894)	$116,676	$54,881	$79,669	$4,512	$115,365	$255,738
Development and exploration capital expenditure(i)	(48,129)	(37,293)	(22,953)	(41,667)	(9,034)	(7,072)	(24,040)	(32,859)	(150,042)	(73,005)
Free cash flow	$27,482	$8,530	$22,872	$(93,561)	$107,642	$47,809	$55,629	$(28,347)	$(34,677)	$182,733
Free cash flow per share	$0.32	$0.10	$0.27	$(1.10)	$1.26	$0.56	$0.65	$(0.33)	$(0.41)	$2.15

(i)	Development capital expenditure is calculated net of proceeds from Misery Northeast pre-production sales.

(ii)

Prior year figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the consolidated financial statements for the year ended January 31, 2016.

Sustaining Capital Expenditure

Sustaining capital expenditure is generally defined as expenditures that support the ongoing operation of the assets or business without any associated increase in capacity, life of assets or future earnings. This measure is used by management and investors to assess the extent of non-discretionary capital spending being incurred by the Company each period.

Development and Exploration Capital Expenditure

Development capital expenditure is generally defined as capital expenditures that expand existing capacity, increase life of assets and/or increase future earnings. Exploration and evaluation capital expenditure is defined as capital expenditures that relate to activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources and these activities are only capitalized when the activity relates to proven and probable reserves. This measure is used by management and investors to assess the extent of discretionary capital spending being undertaken by the Company each period.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Working Capital and Working Capital Ratio

Working capital is calculated as current assets less current liabilities. Working capital ratio is calculated as current assets divided by current liabilities. The Company believes working capital is a useful supplemental measure as it provides an indication of our ability to settle our debts as they come due. Our calculation of working capital is provided in the table below.

CONSOLIDATED
(expressed in thousands of United States dollars)
(unaudited)

	2016	2016	2016	2016	2015	2015	2015	2015
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Current assets	$769,296	$816,525	$825,822	$898,685	$970,424	$840,808	$787,817	$766,081
Less: Current liabilities	(190,775)	(179,952)	(135,668)	(206,374)	(219,986)	(212,986)	(174,039)	(193,752)
Working capital	$578,521	$636,573	$690,154	$692,311	$750,438	$627,822	$613,778	$572,329
Working capital ratio	4.03	4.54	6.09	4.35	4.41	3.95	4.53	3.95

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this MD&A and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Nature of Mining

The Company’s mining operations are subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required crushed rock-fill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Company’s mineral properties, because of their remote northern location and access only by winter road or by air, are subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

Joint Ventures

The Company’s participation in the mining sector of the diamond industry is through its ownership interest in the Ekati Diamond Mine and the Diavik group of mineral claims. The Company holds a controlling interest in the Ekati Diamond Mine property through its interests in the Core Zone Joint Venture and the Buffer Zone Joint Venture, with the remaining interests held by other minority joint venture parties. DDDLP holds an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and DDDLP (40%).

The Company’s joint venture interests in the Ekati Diamond Mine and the Diavik Diamond Mine are subject to the risks normally associated with the conduct of joint ventures, including: (i) disagreement with a joint venture partner about how to develop, operate or finance operations; (ii) that a joint venture partner may not comply with the underlying agreements governing the joint ventures and may fail to meet its obligations thereunder to the Company or to third parties; (iii) that a joint venture partner may at any time have economic or business interests or goals that are, or become, inconsistent with the Company’s interests or goals; (iv) the possibility that a joint venture partner may become insolvent; and (v) the possibility of litigation with a joint venture partner.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

By virtue of its 60% interest in the Diavik Diamond Mine, DDMI has a controlling vote in all Diavik Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to change the mine plan of the Diavik Diamond Mine and determine the timing and scope of future project capital expenditures at its discretion. DDMI would also be able to impose capital expenditure requirements on DDDLP that the Company may not have sufficient cash to meet. A failure to meet capital expenditure requirements imposed by DDMI could result in DDDLP’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted.

Diamond Prices and Demand for Diamonds

The profitability of the Company is dependent upon the Company’s mineral properties and the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Cash Flow and Liquidity

The Company’s liquidity requirements fluctuate from quarter to quarter and year to year depending on, among other factors, the seasonality of production at the Company’s mineral properties; the seasonality of mine operating expenses; exploration expenses; capital expenditure programs; the number of rough diamond sales events conducted during the quarter; and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. The Company’s principal working capital needs include development and exploration capital expenditures, investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Dividends

The decision to pay dividends and the amount of such dividends is subject to the discretion of the Board of Directors based on numerous factors and may vary from time to time. The amount of cash available to the Company to pay dividends, if any, can vary significantly from period to period for a number of reasons, including, among other things: our operational and financial performance, fluctuations in diamond prices, the amount of cash required to fund capital expenditures and working capital requirements, access to capital markets, foreign exchange rates, and the other risk factors set forth in the Company’s Annual Information Form.

In addition, the level of dividends per common share will be affected by the number of outstanding common shares and other securities that may be entitled to receive cash payments. Dividends may be increased, reduced or suspended depending on our operational success. The market value of the common shares may deteriorate if the Company is unable to meet dividend expectations in the future.

Economic Environment

The Company’s financial results are tied to the global economic conditions and their impact on levels of consumer confidence and consumer spending. The global markets have experienced the impact of a significant US and international economic downturn since autumn 2008. A return to a recession or a weak recovery, due to recent disruptions in financial markets in the United States, the Eurozone and elsewhere, budget policy issues in the United States, political upheavals in the Middle East and Ukraine, and economic sanctions against Russia, could cause the Company to experience revenue declines due to deteriorated consumer confidence and spending, and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition. The credit facilities essential to the diamond polishing industry are partially underwritten by European banks that are currently under stress. The withdrawal or reduction of such facilities could also have a material adverse effect on the Company’s business prospects or financial condition. The Company monitors economic developments in the markets in which it operates and uses this information in its continuous strategic and operational planning in an effort to adjust its business in response to changing economic conditions.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Synthetic Diamonds

Synthetic diamonds are diamonds that are produced by artificial processes (e.g., laboratory grown) as opposed to natural diamonds, which are created by geological processes. An increase in the acceptance of synthetic gem-quality diamonds could negatively affect the market prices for natural stones. Although significant questions remain as to the ability of producers to produce synthetic diamonds economically within a full range of sizes and natural diamond colours, and as to consumer acceptance of synthetic diamonds, synthetic diamonds are becoming a larger factor in the market. Should synthetic diamonds be offered in significant quantities or consumers begin to readily embrace synthetic diamonds on a large scale, demand and prices for natural diamonds may be negatively affected. Additionally, the presence of undisclosed synthetic diamonds in jewelry would erode consumer confidence in the natural product and negatively impact demand.

Currency Risk

Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Company’s mineral properties are incurred in Canadian dollars. Further, the Company has a significant deferred income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates to expenses and obligations incurred by it in Canadian dollars. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits

The Company’s mining operations require licences and permits from the Canadian and Northwest Territories governments, and the process for obtaining and renewing such licences and permits often takes an extended period of time and is subject to numerous delays and uncertainties. Such licences and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, criminal liability, suspensions or revocation of permits and licences, and other penalties. There can be no assurance that DDMI, as the operator of the Diavik Diamond Mine, or the Company has been or will be at all times in compliance with all such laws and regulations and with their applicable licences and permits, or that DDMI or the Company will be able to obtain on a timely basis or maintain in the future all necessary licences and permits that may be required to explore and develop their properties, to commence construction or operation of mining facilities and projects under development, and to maintain continued operations.

Regulatory and Environmental Risks

The operations of the Company’s mineral properties are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Company by increasing costs and/or causing a reduction in levels of production from the Company’s mineral properties.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

The environmental agreements relating to the Diavik Diamond Mine and the Ekati Diamond Mine require that security be provided to cover estimated reclamation and remediation costs. On August 25, 2015, the Company reached an agreement with the operator of the Diavik Joint Venture whereby DDDLP was required to post its proportionate share of the security deposit used to secure the reclamation obligations for the Diavik Diamond Mine. The Company has provided letters of credit in the amount of CDN $60 million to the GNWT as security for the reclamation obligations for the Diavik Diamond Mine. For the Ekati Diamond Mine, the amount of financial security required under the Water Licence is currently set at CDN $259.7 million. This represents an increase of CDN $6.2 million from the CDN $253.5 million that was determined by the WLWB on June 17, 2013. In order to secure its obligation under the Water Licence, the Company has posted surety bonds with the GNWT in the aggregate amount of CDN $253.5 million and an irrevocable letter of credit (“ILOC”) in the aggregate amount of CDN $6.2 million. The Company also has provided a guarantee of CDN $20 million for other obligations under the environmental agreement for the Ekati Diamond Mine.

The reclamation and remediation plans for the Ekati Diamond Mine and the Diavik Diamond Mine, as well as the costs of such plans, are subject to periodic regulatory review, which could result in an increase to the amount of security required to be posted in connection with the operation of each of the Ekati Diamond Mine and the Diavik Diamond Mine. This could result in additional constraints on liquidity.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Climate Change

The Canadian government has established a number of policy measures in response to concerns relating to climate change. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates

The Company’s figures for mineral resources and ore reserves are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Estimates made at a given time may change significantly in the future when new information becomes available. The Company expects that its estimates of reserves will change to reflect updated information as well as to reflect depletion due to production. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Company’s mineral properties may render the mining of ore reserves uneconomical. Any material changes in the quantity of mineral reserves or resources or the related grades may affect the economic viability of the Company’s mining operations and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources will be upgraded to proven and probable ore reserves. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.

Insurance

The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds held as inventory or in transit, changes in the regulatory environment, and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Company’s mineral properties, personal injury or death, environmental damage to the Company’s mineral properties, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Company’s mineral properties and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs

The expected fuel needs for the Company’s mineral properties are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened winter road season or unexpected high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Company’s mineral properties currently have no hedges for future anticipated fuel consumption.

Reliance on Skilled Employees

Production at the Company’s mineral properties is dependent upon the efforts of certain skilled employees. The loss of these employees or the inability to attract and retain additional skilled employees may adversely affect the level of diamond production.

The Company’s success in marketing rough diamonds is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Labour Relations

The Company is party to a collective bargaining agreement at its Ekati Diamond Mine operation which was due to expire on August 31, 2014. The Company entered into negotiations on August 6, 2014 and on August 26, 2014. A Memorandum of Understanding was signed which suspended negotiations until the latter part of February 2015 and continued unchanged all provisions in the current collective bargaining agreement. The Company participated in mediation with the union in January 2016, the result of which was a decision to resume negotiations. Accordingly, the Company and the union met on February 16, 2016 through February 18, 2016 to resume negotiations. Additional bargaining dates have been set in April 2016. The Company is currently in active negotiations with the union. If the Company is ultimately unable to renew this agreement, or if the terms of any such renewal are materially adverse to the Company, then this could result in work stoppages and other labour disruptions, or otherwise materially impact the Company, all of which could have a material adverse effect on the Company’s business, results from operations and financial condition.

Disclosure Controls and Procedures

The Company has designed a system of disclosure controls and procedures to provide reasonable assurance that material information relating to Dominion Diamond Corporation, including its consolidated subsidiaries, is made known to management of the Company by others within those entities, particularly during the period in which the Company’s annual filings are being prepared. In designing and evaluating the disclosure controls and procedures, the management of the Company recognized that any controls and procedures, no matter how well designed and operated, can provide only a reasonable assurance of achieving the desired control objectives. The management of Dominion Diamond Corporation was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures. The results of the inherent limitations in all control systems mean no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

The management of Dominion Diamond Corporation has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by the Annual Report. Based on that evaluation, management has concluded that these disclosure controls and procedures, as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), are effective as of January 31, 2016, to ensure that information required to be disclosed in reports that the Company will file or submit under Canada securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms.

Internal Controls over Financial Reporting

The certifying officers of the Company have designed a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS and the requirements of the US Securities and Exchange Commission, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, including its consolidated subsidiaries.

Management has evaluated the effectiveness of internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of January 31, 2016.

Changes in Internal Controls over Financial Reporting

During fiscal year 2016, there were no changes in the Company’s disclosure controls and procedures or internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures or internal control over financial reporting.

Critical Accounting Estimates

Management is often required to make judgments, assumptions and estimates in the application of IFRS that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application, or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s financial performance or financial position.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Mineral Reserves, Mineral Properties and Exploration Costs

The estimation of mineral reserves is a subjective process. The Company estimates its mineral reserves based on information compiled by an appropriately qualified person. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of additional future drilling, testing or production levels, and diamond prices. Changes in reserve estimates may impact the carrying value of exploration and evaluation assets, mineral properties, property, plant and equipment, mine rehabilitation and site restoration provisions, recognition of deferred tax assets, and depreciation charges. Estimates and assumptions about future events and circumstances are also used to determine whether economically viable reserves exist that can lead to commercial development of an ore body. Estimated mineral reserves are used in determining the depreciation of mine-specific assets. This results in a depreciation charge proportional to the depletion of the anticipated remaining life of mine production. A unit-of-production depreciation method is applied, and depending on the asset, is based on carats of diamonds recovered during the period relative to the estimated proven and probable reserves of the ore deposit being mined or to the total ore deposit. Changes in estimates are accounted for prospectively.

Impairment of Long-lived Assets

The Company assesses each cash-generating unit (“CGU”) at least annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value of an asset less costs to sell and its value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Financial results as determined by actual events could differ from those estimated.

Mine Rehabilitation and Site Restoration Provision

Provision for the cost of site closure and reclamation is recognized at the time that the environmental disturbance occurs. When the extent of disturbance increases over the life of the operation, the provision is increased accordingly. Costs included in the provision encompass all restoration and rehabilitation activities expected to occur progressively over the life of the operation and at the time of closure. Routine operating costs that may impact the ultimate restoration and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation that is probable and capable of reliable estimation.

The site closure and reclamation provision is measured at the expected value of future cash flows and is discounted to its present value. Significant judgments and estimates are involved in forming expectations of future site closure and reclamation activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements. The Ekati Diamond Mine rehabilitation and site restoration provision is prepared by management of the Ekati Diamond Mine.

The Diavik Diamond Mine rehabilitation and site restoration provisions have been provided by management of the Diavik Diamond Mine and are based on internal estimates. Assumptions, based on the current economic environment, have been made which DDMI management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly by management of the Diavik Diamond Mine to take into account any material changes to the assumptions. However, actual rehabilitation costs will ultimately depend upon future costs for the necessary decommissioning work required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the Diavik Diamond Mine ceases to produce at economically viable rates. This, in turn, will depend upon a number of factors including future diamond prices, which are inherently uncertain.

Pension Benefits

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of the pension obligation.

The Company determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Company considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension obligation.

Other key assumptions for pension obligations are based in part on current market conditions. Additional information is disclosed in note 12 to the annual audited financial statements for the year ended January 31, 2016.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Changes in Accounting Policies

(a) Change in Accounting Policies

The consolidated financial statements reflect the retrospective application of a voluntary change in accounting policy to treat the asset retirement obligation (“ARO”) as a monetary liability that is revalued using the period end exchange rates, instead of being treated as a non-monetary liability recorded at historical exchange rates, as previously reported. Refer to note 3 of the consolidated financial statements for the year ended January 31, 2016.

(b) New Accounting Standards

There were no new accounting standards adopted during the period.

(c) New Accounting Standards Issued but Not Yet Effective

Standards issued but not yet effective up to the date of issuance of the consolidated financial statements are listed below. The listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IAS 1 – PRESENTATION OF FINANCIAL STATEMENTS

On December 18, 2015, the IASB issued amendments to IAS 1, Presentation of Financial Statements (“IAS 1”), as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted. The Company intends to adopt these amendments in its consolidated financial statements for the annual period beginning on February 1, 2016. The Company does not expect that the amendments will have a material impact on its consolidated financial statements.

IFRS 11 – BUSINESS COMBINATION ACCOUNTING FOR INTEREST IN JOINT OPERATIONS

On May 6, 2015, the IASB issued amendments to IFRS 11, Joint Arrangements (“IFRS 11”). The amendments apply prospectively for annual periods beginning on or after January 1, 2016, with earlier application permitted. The amendments require business combination accounting to be applied to acquisitions of interests in a joint operation that constitutes a business. The Company intends to adopt the amendments to IFRS 11 in its consolidated financial statements for the annual period beginning on February 1, 2016. The Company does not expect that the amendments will have a material impact on its consolidated financial statements.

IFRS 9 – FINANCIAL INSTRUMENTS

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”), to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected loss’ impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company has evaluated the impact the standard will have on its consolidated financial statements and expects to early adopt this standard starting on February 1, 2016 with no material impact on its consolidated financial statements.

IFRS 15 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning February 1, 2018. The extent of the impact of the adoption of IFRS 15 has not yet been determined.

IFRS 16 – LEASES

In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), which replaces IAS 17, Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a services contract on the basis of whether the customer controls the assets being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that have also adopted IFRS 15. The Company is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

CONSOLIDATED FINANCIAL RESULTS
The following is a summary of the Company’s consolidated quarterly results for the most recent eight quarters ended January 31, 2016.

(expressed in thousands of United States dollars except per share amounts and where otherwise noted)
(quarterly results are unaudited)

	2016	2016	2016	2016	2015	2015	2015	2015	2016	2015
	Q4	Q3	Q2	Q1	Q4 (iii)	Q3 (iii)	Q2 (iii)	Q1 (iii)	Total	Total(iii)
Sales	$178,145	$145,024	$209,676	$187,723	$240,582	$222,335	$277,314	$175,522	$720,568	$915,753
Cost of sales	191,801	126,538	186,987	163,595	178,753	146,063	220,306	137,517	668,921	682,639
Gross margin	(13,656)	18,486	22,689	24,128	61,829	76,272	57,008	38,005	51,647	233,114
Gross margin (%)	(7.7)%	12.7%	10.8%	12.9%	25.7%	34.3%	20.6%	21.7%	7.2%	25.5%
Selling, general and administrative expenses	10,800	9,010	15,082	8,769	9,201	7,904	9,606	7,148	43,661	33,859
Operating profit	(24,456)	9,476	7,607	15,359	52,628	68,368	47,402	30,857	7,986	199,255
Finance expenses	(1,208)	(2,950)	(2,871)	(2,869)	(4,177)	(3,053)	(2,916)	(2,994)	(9,898)	(13,140)
Exploration costs	734	(576)	(1,935)	(5,249)	(2,110)	(7,359)	(6,846)	(9,044)	(7,026)	(25,359)
Finance and other income	(915)	984	(36)	123	419	782	933	3,197	156	5,332
Foreign exchange gain (loss)	(2,022)	268	(2,174)	1,157	2,523	1,868	815	(951)	(2,771)	4,255
Profit (loss) before income taxes	(27,867)	7,202	591	8,521	49,283	60,606	39,388	21,065	(11,553)	170,343
Current income tax expense	9,570	7,679	14,923	15,294	9,611	51,661	22,018	32,729	47,466	116,019
Deferred income tax expense (recovery)	326	(6,946)	4,562	(18,163)	37,490	(25,786)	(6,788)	(24,173)	(20,221)	(19,257)
Net profit (loss)	$(37,763)	$6,469	$(18,894)	$11,390	$2,182	$34,731	$24,158	$12,509	$(38,798)	$73,581
Net profit (loss) attributable to:
Shareholders	$(34,927)	$7,170	$(18,167)	$11,968	$(2,155)	$26,518	$26,441	$16,291	$(33,956)	$67,096
Non-controlling interest	(2,836)	(701)	(727)	(578)	4,337	8,213	(2,283)	(3,782)	(4,842)	6,485
Earnings (loss) per share attributable to shareholders
Basic	$(0.41)	$0.08	$(0.21)	$0.14	$(0.03)	$0.31	$0.31	$0.19	$(0.40)	$0.79
Diluted	$(0.41)	$0.08	$(0.21)	$0.14	$(0.03)	$0.31	$0.31	$0.19	$(0.40)	$0.78
Cash dividends declared per share	$0.00	$0.20	$0.00	$0.40	$0.00	$0.00	$0.00	$0.00	$0.60	$0.00
Total assets(i)	$2,165	$2,216	$2,193	$2,312	$2,346	$2,350	$2,329	$2,330	$2,165	$2,346
Total long-term liabilities(i)	$581	$602	$613	$642	$646	$659	$639	$953	$581	$646
Adjusted EBITDA(ii)	$49,029	$49,071	$60,353	$60,819	$95,635	$115,379	$109,632	$69,579	$219,272	$390,225

(i)	Total assets and total long-term liabilities are expressed in millions of United States dollars.

(ii)	The term “Adjusted EBITDA” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

(iii)

Prior year figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the consolidated financial statements for the year ended January 31, 2016.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Ekati Diamond Mine
This segment includes the production, sorting and sale of rough diamonds from the Ekati Diamond Mine.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

	2016	2016	2016	2016	2015		2015		2015		2015		2016	2015
	Q4	Q3	Q2	Q1	Q4	(ii)	Q3	(ii)	Q2	(ii)	Q1	(ii)	Total	Total(ii)
Sales
North America	$–	$–	$–	$–	$–		$–		$–		$–		$–	$–
Europe	104,760	81,860	135,282	123,122	155,696		137,769		160,667		88,469		445,024	542,601
India	6,879	6,305	2,390	4,251	3,423		4,163		9,614		4,378		19,825	21,578
Total sales	111,639	88,165	137,672	127,373	159,119		141,932		170,281		92,847		464,849	564,179
Cost of sales	135,933	88,896	133,590	113,985	116,622		93,558		141,584		81,207		472,404	432,971
Gross margin	(24,294)	(731)	4,082	13,388	42,497		48,374		28,697		11,640		(7,555)	131,208
Gross margin (%)	(21.8% )	(0.8% )	3.0%	10.5%	26.7%		34.1%		16.9%		12.5%		(1.6% )	23.3%
Selling, general and administrative expenses	1,335	1,727	1,624	1,370	617		557		941		1,475		6,056	3,590
Operating profit (loss)	$(25,629)	$(2,458)	$2,458	$12,018	$41,880		$47,817		$27,756		$10,165		$(13,611)	$127,618
Adjusted EBITDA(i)	28,952	22,528	36,906	40,671	62,488		74,312		62,289		30,078		129,057	229,167
Capital expenditures	$59,955	$48,715	$32,865	$54,994	$28,576		$26,951		$41,981		$49,244		$196,529	$146,752

(i)

Earnings before interest, taxes, depreciation and amortization (“EBITDA”). The term “Adjusted EBITDA” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

(ii)

Prior year figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the consolidated financial statements for the year ended January 31, 2016.

Diavik Diamond Mine
This segment includes the production, sorting and sale of rough diamonds from the Diavik Diamond Mine.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

	2016	2016	2016	2016	2015		2015		2015		2015		2016	2015
	Q4	Q3	Q2	Q1	Q4	(ii)	Q3	(ii)	Q2	(ii)	Q1	(ii)	Total	Total(ii)
Sales
North America	$–	$–	$–	$–	$–		$–		$–		$–		$–	$–
Europe	61,629	52,119	70,099	57,223	78,049		74,310		94,858		73,918		241,070	321,135
India	4,877	4,740	1,905	3,127	3,413		6,094		12,175		8,757		14,649	30,439
Total sales	66,506	56,859	72,004	60,350	81,462		80,404		107,033		82,675		255,719	351,574
Cost of sales	55,867	37,642	53,398	49,610	62,130		52,506		78,722		56,310		196,517	249,668
Gross margin	10,639	19,217	18,606	10,740	19,332		27,898		28,311		26,365		59,202	101,906
Gross margin (%)	16.0%	33.8%	25.8%	17.8%	23.7%		34.7%		26.5%		31.9%		23.2%	29.0%
Selling, general and administrative expenses	589	594	977	960	1,247		851		1,067		975		3,120	4,140
Operating profit	$10,050	$18,623	$17,629	$9,780	$18,085		$27,047		$27,244		$25,390		$56,082	$97,766
Adjusted EBITDA(i)	28,693	32,889	35,739	26,431	40,172		47,270		54,650		43,857		123,752	185,949
Capital expenditures	$14,243	$9,445	$7,470	$12,232	$6,339		$4,601		$3,750		$6,779		$43,390	$21,469

(i)	The term “Adjusted EBITDA” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

(ii)

Prior year figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the consolidated financial statements for the year ended January 31, 2016.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Corporate
The Corporate segment captures costs not specifically related to the operations of the Diavik and Ekati Diamond Mines.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

	2016	2016	2016	2016	2015	2015	2015	2015	2016	2015
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Sales	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Cost of sales	–	–	–	–	–	–	–	–	–	–
Gross margin	–	–	–	–	–	–	–	–	–	–
Gross margin (%)	–%	–%	–%	–%	–%	–%	–%	–%	–%	–%
Selling, general and administrative expenses	8,876	6,689	12,481	6,439	7,336	6,496	7,598	4,699	34,485	26,129
Operating loss	$(8,876)	$(6,689)	$(12,481)	$(6,439)	$(7,336)	$(6,496)	$(7,598)	$(4,699)	$(34,485)	$(26,129)
EBITDA(i)	(8,615)	(6,348)	(12,293)	(6,285)	(7,025)	(6,203)	(7,307)	(4,356)	(33,541)	(24,891)
Capital expenditures	$1,321	$131	$112	$780	$–	$19	$28	$–	$2,344	$47

(ii)	The term “EBITDA” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

Outstanding Share Information

As at April 13, 2016
Authorized	Unlimited
Issued and outstanding shares	85,335,979
Options and share RSU outstanding	2,976,722
Fully diluted	88,312,701

Additional Information

Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at www.ddcorp.ca.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Financial Table of Contents

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Management’s Responsibility for Financial Information

The consolidated financial statements and the information contained in the Annual Report have been prepared by the management of the Company. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from the present assessment of this information because future events and circumstances may not occur as expected.

In meeting management’s responsibility for the reliability and timeliness of financial information, management maintains and relies on a comprehensive system of internal control and internal audit, including organizational and procedural controls, disclosure controls and procedures and internal control over financial reporting. The system of internal control includes written communication of policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel; and regular updating of accounting policies. These controls and audits are designed to provide reasonable assurance that the financial records are reliable for preparing financial statements and other financial information, assets are safeguarded against unauthorized use or disposition, liabilities are recognized, and Dominion Diamond Corporation is in compliance with all regulatory requirements.

The Company’s independent auditors, who are appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards to allow them to express an opinion on the financial statements and the Company’s internal control over financial reporting.

The Board of Directors’ Audit Committee meets at least quarterly with management to review the internal controls, financial statements and related reporting matters, and with the independent auditors to review the scope and results of the annual audit prior to approval of the financial statements by the entire Board.

(SIGNED) “BRENDAN BELL”	(SIGNED) “RON CAMERON”

BRENDAN BELL	RON CAMERON
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Independent Auditors’ Report of Registered
Public Accounting Firm

To the Shareholders and Board of Directors of Dominion Diamond Corporation

We have audited the accompanying consolidated financial statements of Dominion Diamond Corporation, which comprise the consolidated balance sheets as at January 31, 2016 and January 31, 2015, the consolidated statements of (loss) income, comprehensive (loss) income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Dominion Diamond Corporation as at January 31, 2016 and January 31, 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Comparative Information

Without modifying our opinion, we draw attention to note 3 to the consolidated financial statements which indicates that the comparative information presented as at and for the year ended January 31, 2015 has been restated and includes the presentation of the consolidated balance sheet as at February 1, 2014.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Dominion Diamond Corporation’s internal control over financial reporting as of January 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 13, 2016 expressed an unqualified (unmodified) opinion on the effectiveness of Dominion Diamond Corporation’s internal control over financial reporting.

(SIGNED) “KPMG LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
April 13, 2016

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Report of Independent Registered Public Accounting Firm on Internal
Control over Financial Reporting

To the Board of Directors of Dominion Diamond Corporation

We have audited Dominion Diamond Corporation’s internal control over financial reporting as of January 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Dominion Diamond Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading Internal Controls over Financial Reporting in Management’s Discussion and Analysis for the year ended January 31, 2016. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Dominion Diamond Corporation maintained, in all material respects, effective internal control over financial reporting as of January 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Dominion Diamond Corporation as at January 31, 2016 and January 31, 2015, and the related consolidated statements of (loss) income, comprehensive (loss) income, changes in equity, and cash flows for each of the years ended January 31, 2016 and January 31, 2015, and our report dated April 13, 2016 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

(SIGNED) “KPMG LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
April 13, 2016

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Consolidated Balance Sheets

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	January 31, 2016	January 31, 2015	February 1, 2014
		(Restated – note 3)	(Restated – note 3)
ASSETS
Current assets
Cash and cash equivalents (note 5)	$320,038	$457,934	$224,778
Accounts receivable (note 6)	11,528	13,717	20,879
Inventory and supplies (note 7)	416,146	474,991	449,669
Other current assets	21,584	23,782	18,048
	769,296	970,424	713,374
Property, plant and equipment (note 8)	1,305,143	1,317,238	1,435,468
Restricted cash (note 5)	63,312	34,607	113,612
Other non-current assets (note 10)	22,752	20,470	4,737
Deferred income tax assets (note 13)	4,327	2,800	2,734
Total assets	$2,164,830	$2,345,539	$2,269,925

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables (note 11)	$114,589	$99,242	$103,653
Employee benefit plans (note 12)	3,142	4,237	3,643
Income taxes payable (note 13)	51,195	105,199	33,442
Current portion of loans and borrowings (note 19)	21,849	11,308	794
	190,775	219,986	141,532
Loans and borrowings (note 19)	11,922	33,985	3,504
Deferred income tax liabilities (note 13)	209,826	229,287	242,563
Employee benefit plans (note 12)	14,319	13,715	14,120
Provisions (note 14)	344,658	369,197	396,193
Total liabilities	771,500	866,170	797,912
Equity
Share capital (note 16)	509,506	508,573	508,523
Contributed surplus	29,020	25,855	23,033
Retained earnings	752,028	837,117	775,426
Accumulated other comprehensive loss	(10,027)	(6,957)	(2,447)
Total shareholders’ equity	1,280,527	1,364,588	1,304,535
Non-controlling interest	112,803	114,781	167,478
Total equity	1,393,330	1,479,369	1,472,013
Total liabilities and equity	$2,164,830	$2,345,539	$2,269,925

The accompanying notes are an integral part of these consolidated financial statements.

ON BEHALF OF THE BOARD:

(SIGNED) “BRENDAN BELL”	(SIGNED) “DANIEL JARVIS”

BRENDAN BELL	DANIEL JARVIS
DIRECTOR	DIRECTOR

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Consolidated Statements of (Loss) Income

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT SHARES AND PER SHARE AMOUNTS)

		2015
	2016	(Restated – note 3)
Sales	$720,568	$915,753
Cost of sales	668,921	682,639
Gross margin	51,647	233,114
Selling, general and administrative expenses	43,661	33,859
Operating profit (note 17)	7,986	199,255
Finance expenses	(9,898)	(13,140)
Exploration costs	(7,026)	(25,359)
Finance and other income	156	5,332
Foreign exchange (loss) gain	(2,771)	4,255
Profit (loss) before income taxes	(11,553)	170,343
Current income tax expense (note 13)	47,466	116,019
Deferred income tax recovery (note 13)	(20,221)	(19,257)
Net (loss) income	$(38,798)	$73,581
Net (loss) income attributable to Shareholders	$(33,956)	$67,096
Non-controlling interest	(4,842)	6,485
Earnings (loss) per share (note 18)
Basic	(0.40)	0.79
Diluted	(0.40)	0.78
Basic weighted average number of shares outstanding	85,240,395	85,132,254

The accompanying notes are an integral part of these consolidated financial statements.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Consolidated Statements of Comprehensive
(Loss) Income

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

		2015
	2016	(Restated – note 3)
Net (loss) income	$(38,798)	$73,581
Other comprehensive loss
Items that may be reclassified to profit (loss)
Net loss on translation of foreign operations (net of tax of $nil)	(1,638)	(2,402)
Items that will not be reclassified to profit (loss)
Actuarial loss on employee benefit plans (net of tax recovery of $0.9 million for the year ended January 31, 2016; 2015 – tax recovery of $0.9 million)	(1,816)	(2,108)
Other comprehensive loss, net of tax	(3,454)	(4,510)
Total comprehensive (loss) income	$(42,252)	$69,071
Comprehensive (loss) income attributable to Shareholders	$(37,027)	$62,586
Non-controlling interest	(5,225)	6,485

The accompanying notes are an integral part of these consolidated financial statements.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Consolidated Statements of Changes in Equity

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

		2015
	2016	(Restated – note 3)
Common shares:
Balance at beginning of period	$508,573	$508,523
Issued during the period	933	50
Balance at end of period	509,506	508,573
Contributed surplus:
Balance at beginning of period	25,855	23,033
Stock-based compensation expense	3,323	2,835
Exercise of stock options	(158)	(13)
Balance at end of period	29,020	25,855
Retained earnings:
Balance at beginning of period	837,117	775,426
Net (loss) income attributable to common shareholders	(33,956)	67,096
Dividends (note 15)	(51,133)	–
Acquisition of additional interest in Ekati	–	(5,405)
Balance at end of period	752,028	837,117
Accumulated other comprehensive loss:
Balance at beginning of period	(6,957)	(2,447)
Items that may be reclassified to profit (loss)
Net loss on translation of net foreign operations (net of tax of $nil)	(1,638)	(2,402)
Items that will not be reclassified to profit (loss)
Actuarial loss on employee benefit plans (net of tax recovery of $0.9 million for the year ended January 31, 2016; 2015 – tax recovery of $0.9 million)	(1,432)	(2,108)
Balance at end of period	(10,027)	(6,957)
Non-controlling interest:
Balance at beginning of period	114,781	167,478
Net (loss) income attributed to non-controlling interest	(4,842)	6,485
Other comprehensive loss attributable to non-controlling interest	(384)	–
Acquisition of interest in Ekati	–	(71,074)
Contributions made by minority partners	16,178	11,892
Distributions to minority partners	(12,930)	–
Balance at end of period	112,803	114,781
Total equity	$1,393,330	$1,479,369

The accompanying notes are an integral part of these consolidated financial statements.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Consolidated Statements of Cash Flows

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

		2015
	2016	(Restated – note 3)
Cash provided by (used in)
OPERATING
Net (loss) income	$(38,798)	$73,581
Depreciation and amortization	191,447	194,016
Deferred income tax recovery	(20,221)	(19,257)
Current income tax expense	47,466	116,019
Finance expenses	9,898	13,140
Stock-based compensation	3,323	2,835
Other non-cash items	4,085	(1,597)
Unrealized foreign exchange gain	(3,738)	(4,618)
Gain on disposition of assets	(426)	(1,863)
Impairment losses on inventory	19,838	–
Change in non-cash operating working capital, excluding taxes and finance expenses	58,022	(19,376)
Cash provided from operating activities	270,896	352,880
Interest paid	(3,088)	(1,168)
Income and mining taxes paid	(99,821)	(29,180)
Net cash from operating activities	167,987	322,532
FINANCING
Repayment of interest-bearing loans and borrowings	(740)	(797)
Repayment of promissory note	(10,556)	–
Transaction costs relating to financing activities	(3,054)	–
Dividends paid	(51,133)	–
Distributions to and contribution from minority partners, net	3,248	21,269
Issue of common shares, net of issue costs	542	34
Cash (used in) provided by financing activities	(61,693)	20,506
INVESTING
Proceeds from sale of assets	–	3,725
(Increase) decrease in restricted cash	(33,047)	66,391
Net proceeds from pre-production sales	7,668	28,469
Purchase of property, plant and equipment	(210,333)	(168,268)
Net proceeds from sale of property, plant and equipment	911	2,216
Acquisition of additional interest in Ekati	–	(27,512)
Other non-current assets	466	589
Cash used in investing activities	(234,335)	(94,390)
Foreign exchange effect on cash balances	(9,855)	(15,492)
(Decrease) increase in cash and cash equivalents	(137,896)	233,156
Cash and cash equivalents, beginning of period	457,934	224,778
Cash and cash equivalents, end of period	$320,038	$457,934
Change in non-cash operating working capital, excluding taxes and finance expenses
Accounts receivable	(1,486)	343
Inventory and supplies	52,525	(37,574)
Other current assets	1,498	3,592
Trade and other payables	6,436	13,204
Employee benefit plans	(951)	1,059
	$58,022	$(19,376)

The accompanying notes are an integral part of these consolidated financial statements.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Notes to Consolidated Financial Statements

JANUARY 31, 2016 WITH COMPARATIVE FIGURES
(TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT AS OTHERWISE NOTED)

Note 1:
Nature of Operations

Dominion Diamond Corporation (the “Company”) is focused on the mining and marketing of rough diamonds to the global market.

The Company is incorporated and domiciled in Canada and its shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “DDC”. The address of its registered office is Toronto, Ontario.

The Company has ownership interests in the Diavik and the Ekati group of mineral claims. The Diavik Joint Venture (the “Diavik Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (“DDDLP”) (40%), where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and DDDLP is a wholly owned subsidiary of Dominion Diamond Corporation. The Company records its interest in the assets, liabilities and expenses of the Diavik Joint Venture in its consolidated financial statements with a one-month lag. The accounting policies described below include those of the Diavik Joint Venture.

The Ekati Diamond Mine consists of the Core Zone, which includes the current operating mines and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential. Subsequent to the acquisition as described below, the Company owns an 88.9% interest in the Core Zone and a 65.3% interest in the Buffer Zone. The Company controls and consolidates the Ekati Diamond Mine; the interests of minority shareholders are presented as non-controlling interests within the consolidated financial statements.

On October 15, 2014, the Company completed the acquisition of the interests of Fipke Holdings Ltd. (“FipkeCo”) in the Ekati Diamond Mine. Each of Dr. Stewart Blusson and Archon Minerals Limited (“Archon”) exercised their rights of first refusal to acquire their proportionate share of the interests in the Core Zone and Buffer Zone, respectively, being sold by FipkeCo. As a consequence, the Company acquired an additional 8.889% participating interest in the Core Zone and an additional 6.53% in the Buffer Zone, increasing its interest in the Core Zone and Buffer Zone to 88.9% and 65.3%, respectively. The base purchase price for the acquired Core Zone interest was $42.2 million, plus purchase price adjustments of $13.4 million, for a total amount payable of $55.6 million. The purchase price adjustments were paid in cash at closing, and the base purchase price was satisfied by a promissory note payable in instalments over 31 months. The Company has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Company. The base purchase price for the acquired Buffer Zone interest was $11.1 million plus purchase price adjustments of $3.2 million, for a total amount paid in cash at closing of $14.3 million.

Note 2:
Basis of Preparation

(a)	Statement of compliance

These consolidated financial statements (“financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities, which are measured at fair value at the end of each reporting period. The significant accounting policies are presented in note 4 and have been consistently applied in each of the periods presented. These consolidated financial statements were approved by the Board of Directors on April 13, 2016.

Certain comparative figures have been reclassified to conform with current presentation.

(b)	Currency of presentation

These consolidated financial statements are expressed in United States dollars, which is the functional currency of the Company. All financial information presented in United States dollars has been rounded to the nearest thousand.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Note 3:
Change in Accounting Policy and Retrospective Restatement

The consolidated financial statements reflect the retrospective application of a voluntary change in accounting policy adopted in fiscal 2016 to treat, in the Consolidated Balance Sheet and Consolidated Statement of (Loss) Income, the asset retirement obligation (“ARO”) as a monetary liability that is revalued using period end exchange rates, instead of being treated as a non-monetary liability recorded at historical exchange rates, as previously reported. The change in accounting policy has been adopted in accordance with IAS 8, as IAS 37 provides a policy choice to treat an ARO liability as a monetary or non-monetary liability. The Company considers this revised treatment of ARO liability as the most useful to financial statement users and, consequently, the revised treatment results in more reliable and relevant information.

a)	The following tables outline the effect of this accounting policy change on the consolidated balance sheet as at January 31, 2016, January 31, 2015 and February 1, 2014.

Balance sheet as at January 31, 2016	Prior to restatement	Restatement impact	January 31, 2016
Inventory and supplies (note 7)	$423,665	$(7,519)	$416,146
Property, plant and equipment (note 8)	1,402,135	(96,992)	1,305,143
Deferred income tax assets (note 13)	2,420	1,907	4,327
Total assets	2,267,434	(102,604)	2,164,830

Provisions (note 14)	466,759	(122,101)	344,658
Total long-term liabilities	702,826	(122,101)	580,725

Retained earnings	734,556	17,472	752,028
Non-controlling interest	110,778	2,025	112,803
Total equity	1,373,833	19,497	1,393,330

Balance sheet as at January 31, 2015	Prior to restatement	Restatement impact	January 31, 2015
Inventory and supplies (note 7)	$476,930	$(1,939)	$474,991
Property, plant and equipment (note 8)	1,393,918	(76,680)	1,317,238
Deferred income tax assets (note 13)	6,000	(3,200)	2,800
Total assets	2,427,358	(81,819)	2,345,539

Provisions (note 14)	452,477	(83,280)	369,197
Total long-term liabilities	729,464	(83,280)	646,184

Retained earnings	836,201	916	837,117
Non-controlling interest	114,236	545	114,781
Total equity	1,477,908	1,461	1,479,369

Balance sheet as at February 1, 2014	Prior to restatement	Restatement impact	February 1, 2014
Inventory and supplies	$449,961	$(292)	$449,669
Property, plant and equipment	1,469,557	(34,089)	1,435,468
Deferred income tax assets	3,078	(344)	2,734
Total assets	2,304,650	(34,725)	2,269,925

Provisions	430,968	(34,775)	396,193
Total long-term liabilities	691,155	(34,775)	656,380

Retained earnings	775,419	7	775,426
Non-controlling interest	167,435	43	167,478
Total equity	1,471,963	50	1,472,013

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

b)	The following tables outline the effect of this accounting policy change on the consolidated statement of (loss) income for the years ended January 31, 2016 and 2015.

For the year ended January 31, 2016	Prior to restatement	Restatement impact	January 31, 2016
Cost of sales	$679,009	$(10,088)	$668,921
Finance expenses	(12,740)	2,842	(9,898)
Deferred income tax recovery	(15,114)	(5,107)	(20,221)
Net loss	(56,835)	18,037	(38,798)

Net (loss) income attributable to Shareholders	(50,512)	16,556	(33,956)
Non-controlling interest	(6,323)	1,481	(4,842)
Basic (loss) earnings per share	(0.59)	0.19	(0.40)

For the year ended January 31, 2015	Prior to restatement	Restatement impact	January 31, 2015
Cost of sales	$685,685	$(3,046)	$682,639
Finance expenses	(13,993)	853	(13,140)
Finance and other income	4,962	370	5,332
Deferred income tax recovery	(22,113)	2,856	(19,257)
Net profit	72,168	1,413	73,581

Net income attributable to Shareholders	66,187	909	67,096
Non-controlling interest	5,981	504	6,485
Basic earnings per share	0.78	0.01	0.79

c)	The following tables outline the effect of this accounting policy change on the consolidated statement of changes in equity for the years ended January 31, 2016 and January 31, 2015.

For the year ended January 31, 2016	Prior to restatement	Restatement impact	January 31, 2016
Retained earnings at beginning of period	$836,201	$916	$837,117
Net (loss) income attributable to common shareholders	(50,512)	16,556	(33,956)
Retained earnings at the end of period	734,556	17,472	752,028

Non-controlling interest at beginning of period	114,236	545	114,781
Net loss attributable to non-controlling interest	(6,323)	1,481	(4,842)
Non-controlling interest at end of period	110,778	2,025	112,803

For the year ended January 31, 2015	Prior to restatement	Restatement impact	January 31, 2015
Retained earnings at beginning of period	$775,419	$7	$775,426
Net income attributable to common shareholders	66,187	909	67,096
Retained earnings at the end of period	836,201	916	837,117

Non-controlling interest at beginning of period	167,435	43	167,478
Net income attributable to non-controlling interest	5,981	504	6,485
Non-controlling interest at end of period	114,236	545	114,781

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

d)	The following tables outline the effect of this accounting policy change on the consolidated statement of cash flow for the years ended January 31, 2016 and January 31, 2015.

For the year ended January 31, 2016	Prior to restatement	Restatement impact	January 31, 2016
Net (loss) income for the period	$(56,835)	$18,037	$(38,798)
Deferred income tax recovery	(15,114)	(5,107)	(20,221)
Finance expenses	12,740	(2,842)	9,898
Change in non-cash operating working capital	68,110	(10,088)	58,022
Net change in operating activities	167,987	–	167,987

For the year ended January 31, 2015	Prior to restatement	Restatement impact	January 31, 2015
Net income for the period	$72,168	$1,413	$73,581
Deferred income tax recovery	(22,113)	2,856	(19,257)
Finance expenses	13,993	(853)	13,140
Change in non-cash operating working capital	(15,960)	(3,416)	(19,376)
Net change in operating activities	322,532	–	322,532

Note 4:
Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Company entities.

(a)	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at January 31, 2016. Subsidiaries are fully consolidated from the date of acquisition or creation, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the Company’s subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany balances, income and expenses, and unrealized gains and losses resulting from intercompany transactions are eliminated in full. For partly owned subsidiaries, the net assets and net earnings attributable to minority shareholders are presented as non-controlling interests within the consolidated financial statements.

Interest in Diavik Joint Venture

DDDLP has an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Joint Venture. The Company records its interest in the assets, liabilities and expenses of the Diavik Joint Venture in its consolidated financial statements with a one-month lag. The accounting policies described below include those of the Diavik Joint Venture.

Interest in Ekati Diamond Mine

The Company’s interest in the Ekati Diamond Mine as at January 31, 2016 consists of a 88.9% ownership interest in the Core Zone and its 65.3% interest in the Buffer Zone. The Company controls and consolidates the Ekati Diamond Mine and minority shareholders are presented as non-controlling interests (11.1% in the Core Zone and 34.7% in the Buffer Zone) within the consolidated financial statements.

(b)	Revenue

Sales of rough diamonds are recognized when significant risks and rewards of ownership are transferred to the customer, the amount of sales can be measured reliably and the receipts of future economic benefits are probable. Sales are measured at the fair value of the consideration received or receivable and after eliminating sales within the Company.

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, balances with banks and short-term money market instruments (with a maturity on acquisition of less than 90 days), and are carried at fair value.

(d)	Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

(e)	Inventory and supplies

Rough diamond inventory is recorded at the lower of cost and net realizable value. Cost is determined on a weighted average cost basis including production costs and value-added processing activity.

Supplies inventory is recorded at the lower of cost and net realizable value. Supplies inventory includes consumables and spare parts maintained at the Diavik Diamond Mine, Ekati Diamond Mine and at the Company’s sorting and distribution facility locations. Costs are determined on a weighted average cost basis.

Stockpiled ore represents coarse ore that has been extracted from the mine and is stored for future processing. Stockpiled ore value is based on the costs incurred (including depreciation and amortization) in bringing the ore to the stockpile. Costs are added to the stockpiled ore based on current mining costs per tonne and are removed at the average cost per tonne of ore in the stockpile.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and costs of selling the final product. In order to determine net realizable value, the carrying amount of obsolete and slow-moving items is written down on a basis of an estimate of their future use or realization. A write-down is made when the carrying amount is higher than net realizable value.

(f)	Assets held for sale and discontinued operations

A discontinued operation represents a separate major line of business that either has been disposed of or is classified as held for sale. Classification as held for sale applies when an asset’s carrying value will be recovered principally through a sale transaction rather than through continuing use, it is available for immediate sale in its present condition and its sale is highly probable. Results for assets held for sale are disclosed separately as net profit from discontinued operations in the consolidated statements of income and comparative periods are reclassified accordingly.

(g)	Business combination and goodwill

Acquisitions of businesses are accounted for using the purchase method of accounting whereby all identifiable assets and liabilities are recorded at their fair value as at the date of acquisition. Any excess purchase price over the aggregate fair value of identifiable net assets is recorded as goodwill. Goodwill is identified and allocated to cash-generating units (“CGU”), or groups of CGUs, that are expected to benefit from the synergies of the acquisition. A CGU to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the CGU may be impaired. For goodwill arising on acquisition in a financial year, the CGU to which goodwill has been allocated is tested for impairment before the end of that financial year.

When the recoverable amount of a CGU is less than the carrying amount of that CGU, the impairment loss is first allocated to reduce the carrying amount of any goodwill allocated to that CGU, and then to the other assets of that CGU pro rata on the basis of the carrying amount of each asset in the CGU. Any impairment loss for goodwill is recognized directly in the consolidated statement of income. An impairment loss recorded on goodwill is not reversed in subsequent periods.

(h)	Exploration, evaluation and development expenditures

Exploration and evaluation activities include: acquisition of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. Mineral exploration is expensed as incurred. Exploration and evaluation costs are only capitalized when the activity relates to proven and probable reserves and the Company concludes that the technical feasibility and commercial viability of extracting the mineral resource has been demonstrated and the future economic benefits are probable. In making this determination, the extent of exploration, as well as the degree of confidence in the mineral resource is considered. Capitalized exploration and evaluation expenditures are recorded as a component of property, plant and equipment. Recognized exploration and evaluation assets will be assessed for impairment when specific facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

Once development is sanctioned, any capitalized exploration and evaluation costs are tested for impairment and reclassified to mineral property assets within property, plant and equipment. All subsequent development expenditure is capitalized, net of any proceeds from preproduction sales.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

(i)	Commencement of commercial production

There are a number of quantitative and qualitative measures the Company considers when determining if conditions exist for the transition from pre-commercial production to commencement of commercial production of an operating mine, which include:

•	all major capital expenditures have been completed to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management;
•	mineral recoveries are at or near expected production levels; and
•	the ability to sustain ongoing production of ore.

This list of measures is not exhaustive and management takes into account the surrounding circumstances before making any specific decision.

(j)	Property, plant and equipment

Items of property, plant and equipment are measured at cost, less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price and construction cost, any costs directly attributable to bringing the asset into operation, including stripping costs incurred in open pit development before production commences, the initial estimate of the site restoration obligation, and for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

When parts of an item of property, plant and equipment have different useful lives, the parts are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from the disposal with the carrying amount of property, plant and equipment and are recognized within cost of sales or selling, general and administrative expenses.

(i)	DEPRECIATION

Depreciation commences when the asset is available for use. Depreciation is charged on the depreciable amount of the asset to its residual value over its estimated useful life, using a method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Company.

The unit-of-production method is applied to a substantial portion of the Diavik Diamond Mine and Ekati Diamond Mine property, plant and equipment, and, depending on the asset, is based on either tonnes of material processed or carats of diamonds recovered during the period relative to the estimated proven and probable ore reserves of the ore deposit being mined, or to the total ore deposit. Other property, plant and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets which are as follows:

Asset	Estimated useful life (years)
Buildings	10–40
Machinery and mobile equipment	3–10
Computer equipment and software	3
Furniture, fixtures and equipment	2–10
Leasehold and building improvements	Up to 20

Depreciation for mine related assets is charged to mineral properties during the pre-commercial production stage.

Upon the disposition of an asset, the accumulated depreciation and accumulated impairment losses are deducted from the original cost, and any gain or loss is reflected in current net profit or loss.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate. The impact of changes to the estimated useful lives or residual values is accounted for prospectively.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

(ii)	STRIPPING COSTS

Mining costs associated with stripping activities in an open pit mine are expensed unless the stripping activity can be shown to represent a betterment to the mineral property, in which case the stripping costs would be capitalized and included in deferred mineral property costs within mining assets.

IFRIC 20, Stripping costs in the production phase of a surface mine (“IFRIC 20”), specifies the accounting for costs associated with waste removal (stripping) during the production phase of a surface mine. When the benefit from the stripping activity is realized in the current period, the stripping costs are accounted for as the cost of inventory. When the benefit is the improved access to ore in future periods, the costs are recognized as a mineral property asset, if improved access to the ore body is probable, the component of the ore body can be accurately identified and the cost associated with improving the access can be reliably measured. If these conditions are not met, the costs are expensed to the consolidated statement of operations as incurred. After initial recognition, the stripping activity asset is depreciated on a systematic basis (unit-of-production method) over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.

(iii)	MAJOR MAINTENANCE AND REPAIRS

Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets and overhaul costs. When an asset, or part of an asset that was separately depreciated, is replaced and it is probable that future economic benefits associated with the new asset will flow to the Company through an extended life, the expenditure is capitalized. The unamortized value of the existing asset or part of the existing asset that is being replaced is expensed. Where part of the existing asset was not separately considered as a component, the replacement value is used to estimate the carrying amount of the replaced asset, which is immediately written off. All other day-to-day maintenance costs are expensed as incurred.

(k)	Financial instruments

From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency and interest rate exposure. For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period. Gains and losses resulting from any ineffectiveness in a hedging relationship are recognized immediately in net profit or loss.

(l)	Provisions

Provisions represent obligations of the Company for which the amount or timing is uncertain. Provisions are recognized when (a) the Company has a present obligation (legal or constructive) as a result of a past event, (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (c) a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is included in net profit or loss. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the obligation. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost in net profit or loss.

Mine rehabilitation and site restoration provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas.

The obligations generally arise when the asset is installed or the ground/environment is disturbed at the production location. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related assets. Over time, the discounted liability is increased/decreased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability. Additional disturbances or changes in rehabilitation costs, including remeasurement from changes in the discount rate, are recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

(m)	Foreign currency

Monetary assets and liabilities denominated in foreign currencies are translated to US dollars at exchange rates in effect at the balance sheet date, and non-monetary assets and liabilities are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in net profit or loss.

For certain subsidiaries of the Company where the functional currency is not the US dollar, the assets and liabilities of these subsidiaries are translated at the rate of exchange in effect at the reporting date. Sales and expenses are translated at the rate of exchange in effect at the time of the transactions. Foreign exchange gains and losses are accumulated in other comprehensive income within shareholders’ equity. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign exchange reserve account is reclassified to net profit or loss as part of profit or loss on disposal.

(n)	Income taxes

Income tax expense comprises current and deferred tax and is recognized in net profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or in other comprehensive income.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred tax expense is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax expense is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is probable that the related tax benefit will not be realized.

Deferred income and mining tax assets and deferred income and mining tax liabilities are offset, if a legally enforceable right exists to offset current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

The Company classifies foreign exchange differences on deferred tax assets or liabilities in jurisdictions where the functional currency is different from the currency used for tax purposes as income tax expense.

(o)	Stock-based payment transactions

STOCK-BASED COMPENSATION

Grants under the Company’s share-based compensation plans are accounted for in accordance with the fair value method of accounting. For stock option plans that will settle through the issuance of equity, the fair value of stock options is determined on their grant date using a Black-Scholes valuation model and recorded as compensation expense over the period that the award vests, with the corresponding credit to contributed surplus. When option awards vest in instalments over the vesting period, each instalment is accounted for as a separate arrangement. Forfeitures are estimated throughout the vesting period based on past experience and future expectations, and adjusted upon actual option vesting. When stock options are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded in share capital.

RESTRICTED AND DEFERRED SHARE UNIT PLANS

The Restricted and Deferred Share Unit (“RSU” and “DSU”) Plans are full value phantom shares that mirror the value of Dominion Diamond Corporation’s publicly traded common shares. Grants under the RSU Plan are made on a discretionary basis to employees of the Company subject to Board of Directors’ approval. Under the 2010 RSU Plan, each RSU grant vests equally over a three-year period. Vesting under both RSU Plans is subject to special rules for death, disability and change in control. Grants under the DSU Plan are awarded to non-executive directors of the Company. Each DSU grant vests immediately on the grant date.

The expenses related to the RSUs and DSUs are accrued based on fair value, determined as of the date of grant. This expense is recognized as compensation expense over the vesting period. Until the liability is settled, the fair value of the RSUs and DSUs is remeasured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery over the vesting period.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

(p)	Employee pension plans

The Company operates various pension plans. The plans are generally funded through payments to insurance companies or trustee-administered funds determined by periodic actuarial calculations. The Company has both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the employer pays fixed contributions into a separate entity or fund in respect of each member of the plan. These contributions are expensed as incurred. Unless otherwise provided in the plan documentation, the employer has no legal or constructive obligation to pay any further contributions. The benefits each member of the plan will receive are based solely on the amount contributed to the member’s account and any income, expenses, gains and losses attributed to the member’s account.

A defined benefit plan is a pension plan that guarantees a defined amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates on high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension obligation.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past service costs are recognized immediately in income.

(q)	Operating leases

Minimum rent payments under operating leases, including any rent-free periods and/or construction allowances, are recognized on a straight-line basis over the term of the lease and included in net profit or loss.

(r)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets other than inventory and deferred taxes are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset is the greater of its fair value less cost of disposal (“FVLCD”) and its value in use. In the absence of a binding sales agreement, fair value is estimated on the basis of values obtained from an active market or from recent transactions or on the basis of the best information available that reflects the amount that the Company could obtain from the disposal of the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets, referred to as a cash generating unit (“CGU”). FVLCD is estimated by using the discounted future after-tax cash flows expected to be derived from the CGU, less an estimated amount for cost to dispose. When discounting estimated future after-tax cash flows, the Company uses an after-tax discount rate which reflects the risks specific to the CGU. Estimated cash flows are based on expected future production, expected selling prices, expected operating costs and expected capital expenditures. Value in use is defined as the present value of future pre-tax cash flows expected to be derived from the use of an asset, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the consolidated statement of income in those expense categories consistent with the function of the impaired asset. Impairment losses recognized in respect of CGUs would be allocated first to reduce goodwill and then to reduce the carrying amounts of the assets in the unit (group of units) on a pro rata basis.

Impairment losses for property, plant and equipment and intangible assets are reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized, and it has been determined that the asset is no longer impaired or that impairment has decreased. The reversal is recognized in earnings before income taxes in the period in which the reversal occurred and is limited to the carrying value less any subsequent depreciation that would have been determined had no impairment charge been recognized in prior years.

These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

(s)	Basic and diluted earnings per share

Basic earnings per share are calculated by dividing net profit or loss by the weighted average number of shares outstanding during the period. Diluted earnings per share are determined using the treasury stock method to calculate the dilutive effect of options and warrants. The treasury stock method assumes that the exercise of any “in-the-money” options with the option proceeds would be used to purchase common shares at the average market value for the period. Options with an exercise price higher than the average market value for the period are not included in the calculation of diluted earnings per share as such options are not dilutive.

(t)	Non-controlling interest

Non-controlling interest in the Company’s less than wholly owned subsidiaries is classified as a separate component of equity. On initial recognition, non-controlling interests are measured at their proportionate share of the acquisition date fair value of identifiable net assets of the related subsidiary acquired by the Company. Subsequent to the acquisition date, adjustments are made to the carrying amount of non-controlling interests for the non-controlling interests’ share of the changes to the subsidiary’s equity. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interest having a deficit balance.

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying value of the non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interest in the subsidiary, and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to the shareholders of the Company.

(u)	Use of estimates, judgments and assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities and contingent liabilities at the date of the consolidated financial statements, and the reported amounts of sales and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is as follows:

a.	SIGNIFICANT JUDGMENTS IN APPLYING ACCOUNTING POLICIES

Recovery of deferred tax assets
Judgment is required in determining whether deferred tax assets are recognized in the consolidated balance sheet. Deferred tax assets, including those arising from unused tax losses, require management to assess the likelihood that the Company will generate taxable earnings in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted income from operations and the application of existing tax laws in each jurisdiction. To the extent that future taxable income differs significantly from estimates, the ability of the Company to realize the deferred tax assets recorded at the consolidated balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods.

Commitments and contingencies
The Company has conducted its operations in the ordinary course of business in accordance with its understanding and interpretation of applicable tax legislation in the countries where the Company has operations. The relevant tax authorities could have a different interpretation of those tax laws that could lead to contingencies or additional liabilities for the Company. The Company believes that its tax filing positions as at the balance sheet date are appropriate and supportable. Should the ultimate tax liability materially differ from the provision, the Company’s effective tax rate and its profit or loss could be affected positively or negatively in the period in which the matters are resolved.

Commercial production
Commencement of production is an important “point in time” determination for accounting purposes, and signifies the point in time at which a constructed asset is capable of operating in the manner intended by management. At this point in time, recognition of revenue and expenses from the operation commence for accounting purposes. The date of transition from pre-commercial production to production accounting is based on both qualitative and quantitative measures such as substantial physical project construction, sustained level of mining and sustained levels of processing activity.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

b.	SIGNIFICANT ESTIMATES AND ASSUMPTIONS IN APPLYING ACCOUNTING POLICIES

Mineral reserves, mineral properties and exploration costs
The estimation of mineral reserves is a subjective process. The Company estimates its mineral reserves based on information compiled by an appropriately qualified person. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of additional future drilling, testing or production levels, and diamond prices. Changes in reserve estimates may impact the carrying value of exploration and evaluation assets, mineral properties, property, plant and equipment, mine rehabilitation and site restoration provisions, recognition of deferred tax assets, and depreciation charges. Estimates and assumptions about future events and circumstances are also used to determine whether economically viable reserves exist that can lead to commercial development of an ore body.

Estimated mineral reserves are used in determining the depreciation of mine-specific assets. This results in a depreciation charge proportional to the depletion of the anticipated remaining life of mine production. A unit-of-production depreciation method is applied and, depending on the asset, is based on carats of diamonds recovered during the period relative to the estimated proven and probable reserves of the ore deposit being mined or to the total ore deposit. Changes in estimates are accounted for prospectively.

Impairment of long-lived assets
The Company assesses each CGU at least annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value of an asset less costs to sell and its value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Financial results as determined by actual events could differ from those estimated.

Inventories
The measurement of inventory including the determination of its net realizable value, involves the use of estimates. The significant sources of estimation uncertainty include diamond prices, production grade and expenditure and determining the remaining costs of completion to bring inventory into its saleable form. The Company uses historical data on prices achieved, grade and expenditure in forming its assessment.

Mine rehabilitation and site restoration provision
Provision for the cost of site closure and reclamation is recognized at the time that the environmental disturbance occurs. When the extent of disturbance increases over the life of the operation, the provision is increased accordingly. Costs included in the provision encompass all restoration and rehabilitation activities expected to occur progressively over the life of the operation and at the time of closure. Routine operating costs that may impact the ultimate restoration and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation.

The site closure and reclamation provision is measured at the expected value of future cash flows and is discounted to its present value. Significant judgments and estimates are involved in forming expectations of future site closure and reclamation activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements. The Ekati Diamond Mine rehabilitation and site restoration provision is prepared by management at the Ekati Diamond Mine.

The Diavik Diamond Mine rehabilitation and site restoration provisions have been provided by management of the Diavik Diamond Mine and are based on internal estimates. Assumptions, based on the current economic environment, have been made which DDMI management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly by management of the Diavik Diamond Mine to take into account any material changes to the assumptions. However, actual rehabilitation costs will ultimately depend upon future costs for the necessary decommissioning work required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the Diavik Diamond Mine ceases to produce at economically viable rates. This, in turn, will depend upon a number of factors including future diamond prices, which are inherently uncertain.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Pension benefits
The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of the pension obligation.

The Company determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Company considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension obligation.

Other key assumptions for pension obligations are based in part on current market conditions. For additional information refer to note 12 of these consolidated financial statements.

(v)	Standards issued but not yet effective

Standards issued but not yet effective up to the date of issuance of the consolidated financial statements are listed below. The listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date.

IAS 1 – PRESENTATION OF FINANCIAL STATEMENTS
On December 18, 2015, the IASB issued amendments to IAS 1, Presentation of Financial Statements (“IAS 1”), as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted. The Company intends to adopt these amendments in its consolidated financial statements for the annual period beginning on February 1, 2016. The Company does not expect that the amendments will have a material impact on its consolidated financial statements.

IFRS 11 – BUSINESS COMBINATION ACCOUNTING FOR INTEREST IN JOINT OPERATIONS
On May 6, 2015, the IASB issued amendments to IFRS 11, Joint Arrangements (“IFRS 11”). The amendments apply prospectively for annual periods beginning on or after January 1, 2016, with earlier application permitted. The amendments require business combination accounting to be applied to acquisitions of interests in a joint operation that constitutes a business. The Company intends to adopt the amendments to IFRS 11 in its consolidated financial statements for the annual period beginning on February 1, 2016. The Company does not expect that the amendments will have a material impact on its consolidated financial statements.

IFRS 9 – FINANCIAL INSTRUMENTS
In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”), to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected loss’ impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company has evaluated the impact the standard will have on its consolidated financial statements and it expects to early adopt this standard starting on February 1, 2016 with no material impact on its consolidated financial statements.

IFRS 15 – REVENUE FROM CONTRACTS WITH CUSTOMERS
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning February 1, 2018. The extent of the impact of the adoption of IFRS 15 has not yet been determined.

IFRS 16 – LEASES
In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), which replaces IAS 17, Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a services contract on the basis of whether the customer controls the assets being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that have also adopted IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Note 5:
Cash and Cash Equivalents and Restricted Cash

	2016	2015
Cash and cash equivalents	$320,038	$457,934
Restricted cash	63,312	34,607
Total cash resources	$383,350	$492,541

During the third quarter of fiscal 2016, the Company reached an agreement with the operator of the Diavik Joint Venture whereby DDDLP is required to post its proportionate share of the security deposit used to secure the reclamation obligation for the Diavik Diamond Mine. As at January 31, 2016, the Company has outstanding letters of credit in the amount of CDN $60 million to the Government of the Northwest Territories (“GNWT”) as security for the reclamation obligations for the Diavik Diamond Mine.

During the third quarter of fiscal 2016, the GNWT also completed its review of the Ekati Diamond Mine security held under the environmental agreement and concluded there was duplication between security required under the Water License and security held by the GNWT. The security was reduced by CDN $23 million and that amount was returned to the Company. As at January 31, 2016, the Company has outstanding letters of credit in the amount of CDN $29 million to the GNWT and other regulating bodies as security for the reclamation obligation for the Ekati Diamond Mine.

Note 6:
Accounts Receivable

	2016	2015
Trade receivables	$760	$52
Sales tax credits	5,553	8,508
Other	5,215	5,157
Total accounts receivable	$11,528	$13,717

The Company’s exposure to credit risk is disclosed in note 23. Total receivables are collectable within the next 12 months.

Note 7:
Inventory and Supplies

	2016	2015
		(Restated – note 3)
Stockpile ore	$7,030	$13,368
Rough diamonds – work in progress	119,165	156,261
Rough diamonds – finished goods (available for sale)	94,631	66,486
Supplies inventory	195,320	238,876
Total inventory and supplies	$416,146	$474,991

Total supplies inventory are net of a write-down for obsolescence of $7.5 million at January 31, 2016 ($5.7 million at January 31, 2015). For the year ended January 31, 2016, the cost of inventories recognized as an expense and included in cost of sales was $645.1 million (2015 – $676.1 million).

Cost of sales for the year ended January 31, 2016 includes a $19.8 million (2015 – $nil) write-down in the Ekati segment to bring work-in-progress inventories to their net realizable value.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Note 8:
Property, Plant and Equipment

				Real
		Equipment	Furniture,	property –	Assets
	Mineral	and	equipment	land and	under
	properties(a),(e)	leaseholds(b)	and other(c)	building(d)	construction	Total
Cost:
Balance at February 1, 2015 (restated)	$484,569	$1,445,478	$12,041	$237,905	$68,598	$2,248,591
Additions	7,864	1,053	747	2,289	248,843	260,796
Disposals	–	(4,148)	(847)	(561)	–	(5,556)
Foreign exchange differences	(39,797)	–	127	(2,318)	–	(41,988)
Pre-production revenue	(7,668)	–	–	–	–	(7,668)
Transfers and other movements	182,146	48,798	(16)	422	(231,350)	–
Balance at January 31, 2016	$627,114	$1,491,181	$12,052	$237,737	$86,091	$2,454,175
Accumulated depreciation/amortization:
Balance at February 1, 2015 (restated)	$225,158	$628,804	$8,721	$68,670	$–	$931,353
Depreciation and amortization for the year	14,426	167,798	853	37,725	–	220,802
Disposals	–	(1,738)	–	(561)	–	(2,299)
Foreign exchange differences	–	–	(134)	(690)	–	(824)
Balance at January 31, 2016	$239,584	$794,864	$9,440	$105,144	$–	$1,149,032
Net book value at January 31, 2016	$387,530	$696,317	$2,612	$132,593	$86,091	$1,305,143

				Real
		Equipment	Furniture,	property –	Assets
	Mineral	and	equipment	land and	under
(Restated – note 3)	properties(a),(e)	leaseholds(b)	and other(c)	building(d)	construction	Total
Cost:
Balance at February 1, 2014	$379,298	$1,371,331	$13,145	$225,657	$169,984	$2,159,415
Additions	18,139	–	1,711	1,254	157,071	178,175
Disposals	–	(6,035)	(2,514)	(935)	(847)	(10,331)
Foreign exchange differences	(46,434)	–	(301)	(3,464)	–	(50,199)
Pre-production revenue	(28,469)	–	–	–	–	(28,469)
Transfers and other movements	162,035	80,182	–	15,393	(257,610)	–
Balance at January 31, 2015	$484,569	$1,445,478	$12,041	$237,905	$68,598	$2,248,591
Accumulated depreciation/amortization:
Balance at February 1, 2014	$211,166	$468,595	$8,260	$35,927	$–	$723,948
Depreciation and amortization for the year	13,992	165,414	1,825	34,549	–	215,780
Disposals	–	(5,205)	(1,364)	(853)	–	(7,422)
Foreign exchange differences	–	–	–	(953)	–	(953)
Balance at January 31, 2015	$225,158	$628,804	$8,721	$68,670	$–	$931,353
Net book value at January 31, 2015	$259,411	$816,674	$3,320	$169,235	$68,598	$1,317,238

(a)	Mineral properties represent the Company’s ownership share of mineral claims, which contains commercially mineable diamond reserves, development costs and stripping activities.

(b)	Equipment and leaseholds are project related assets at the Diavik Joint Venture and Ekati Diamond Mine.

(c)	Furniture, equipment and other includes equipment located at the Company’s diamond sorting facility.

(d)	Real property includes land and a building that houses the corporate activities of the Company, and various betterments to the corporate offices.

(e)	Both the Diavik Joint Venture and the Ekati Diamond Mine have obligations under various agreements (note 14) to reclaim and restore the lands disturbed by its mining operations.

The Company has expensed $7.0 million in exploration expenditures in the current year (2015 – $25.4 million).

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

As at January 31, 2016, $33.0 million of exploration and evaluation (“E&E”) assets were included in mineral interests, all of which were additions during the current year. During the year ended January 31, 2016, the Company acquired no E&E assets and transferred no E&E assets to capitalized development.

Note 9:
Diavik Joint Venture and Ekati Diamond Mine

DIAVIK JOINT VENTURE
The following represents DDDLP’s 40% interest in the net assets and operations of the Diavik Joint Venture as at December 31, 2015 and December 31, 2014:

	2015	2014
Current assets	$89,433	$99,376
Non-current assets	513,413	558,686
Current liabilities	(35,153)	(39,583)
Non-current liabilities and participant’s account	(567,693)	(618,479)

	2015	2014
Expenses net of interest income(i)	$180,219	$232,897
Cash flows used in operating activities(i)	(121,652)	(134,793)
Cash flows provided by financing activities	164,395	151,790
Cash flows used in investing activities	(42,662)	(17,243)

(i)	The Joint Venture earns interest income only as diamond production is distributed to participants.

DDDLP is contingently liable for DDMI’s portion of the liabilities of the Diavik Joint Venture, and to the extent DDDLP’s participating interest could increase because of the failure of DDMI to make a cash contribution when required, DDDLP would have access to an increased portion of the assets of the Diavik Joint Venture to settle these liabilities. Additional information on commitments and guarantees related to the Diavik Joint Venture is found in note 21.

EKATI DIAMOND MINE
The following represents a 100% interest in the net assets and operations of the Ekati Diamond Mine as at January 31, 2016 and January 31, 2015:

	2016	2015
		(Restated – note 3)
Current assets	$384,099	$560,847
Non-current assets	666,931	647,924
Current liabilities	(159,742)	(176,097)
Non-current liabilities and participant’s account	(891,288)	(1,032,674)

	2016	2015
		(Restated – note 3)
Revenue	$476,069	$583,263
Expenses	(524,788)	(492,246)
Net income (loss)	(48,719)	91,017
Cash flows provided by operating activities	218,624	150,735
Cash flows provided by (used in) financing activities	(64,438)	38,154
Cash flows used in investing activities	(184,856)	(140,824)

The comparative figures in the table above have been recast to reflect differences in total assets and total liabilities identified when preparing the current year financial statements.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Note 10:
Other Non-Current Assets

	2016	2015
Prepaid assets	$768	$551
Goodwill	1,188	1,188
Sample diamonds	16,343	16,343
Other assets	3,537	933
Security deposits	916	1,455
	$22,752	$20,470

Note 11:
Trade and Other Payables

	2016	2015
Trade and other payables	$71,428	$54,769
Accrued expenses	43,161	44,473
	$114,589	$99,242

Note 12:
Employee Benefit Plans

The employee benefit obligation reflected in the consolidated balance sheet is as follows:

	2016	2015
Defined benefit plan obligation – Ekati Diamond Mine (a)	$12,557	$11,090
Defined contribution plan obligation – Ekati Diamond Mine (b)	222	300
Defined contribution plan obligation – Dominion Diamond Corporation	47	170
Post-retirement benefit plan – Diavik Diamond Mine (c)	807	749
RSU and DSU Plans (d)	3,828	5,643
Total employee benefit plan obligation	$17,461	$17,952

	2016	2015
Non-current	$14,319	$13,715
Current	3,142	4,237
Total employee benefit plan obligation	$17,461	$17,952

(a)	Defined benefit pension plan

Dominion Diamond Ekati Corporation sponsors a non-contributory defined benefit registered pension plan covering employees in Canada who were employed by BHP Billiton Canada Inc. and employed in its diamond business prior to June 30, 2004. As a result of the acquisition of the Ekati Diamond Mine, the plan was assigned to Dominion Diamond Ekati Corporation and renamed the Dominion Diamond Ekati Corporation Defined Benefit Pension Plan. Pension benefits are based on the length of service and highest average covered earnings. Any benefits in excess of the maximum pension limit for registered pension plans under the Income Tax Act accrue for the employee, via an unfunded supplementary retirement plan. New employees could not become members of this defined benefit pension arrangement after June 30, 2004.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

(i) NET BENEFIT OBLIGATION

	January 31,	January 31,
	2016	2015
Accrued benefit obligation	$69,712	$77,213
Plan assets	57,155	66,123
Funded status – plan deficit	$12,557	$11,090

As at the last valuation date, on January 31, 2016, the present value of the defined benefit obligation comprised approximately $58.8 million relating to active employees, $5.7 million relating to deferred members and $5.3 million relating to retired members.

	2016	2015
Defined benefit obligation as at February 1, 2015 and 2014	$77,213	$76,670
Service cost	4,376	4,525
Interest expense	2,469	3,016
Benefit payments	(5,726)	(6,677)
Remeasurements	(1,750)	15,677
Effect of changes in foreign exchange rates	(6,870)	(15,998)
Defined benefit obligation as at January 31, 2016 and 2015	$69,712	$77,213

(ii) PLAN ASSETS

	2016	2015
Plan assets as at February 1, 2015 and 2014	$66,123	$65,680
Interest income	2,175	2,679
Total employer contributions	5,252	5,006
Benefit payments	(5,726)	(6,677)
Taxes paid from plan assets	(14)	(12)
Return on plan assets, excluding imputed interest income	(4,572)	12,472
Effect of changes in foreign exchange rates	(6,083)	(13,025)
Plan assets as at January 31, 2016 and 2015	$57,155	$66,123

The amounts recognized in the statement of income are as follows:

	2016	2015
Current service costs	$4,376	$4,525
Interest costs	294	337
Taxes paid from plan assets	14	12
Total, included in cost of sales	$4,684	$4,874

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

The actuarial losses (gains) recognized in other comprehensive income (loss) net of taxes for defined benefit plans were as follows:

	2016	2015
Return on plan assets, excluding imputed interest income	$(4,572)	$12,472
Actuarial (loss) gain from change in demographic assumptions	(471)	(785)
Actuarial (loss) gain from change in financial assumptions	1,520	(14,370)
Actuarial (loss) gain from experience adjustments	839	(369)
Total net actuarial (loss) gain recognized in other comprehensive loss before income taxes	$(2,684)	$(3,052)
Income tax recovery (expense) on actuarial gains (losses)	868	944
Total actuarial (losses) gains, net of income taxes	$(1,816)	$(2,108)

The asset allocation of pension assets at January 31, 2016 and 2015 was as follows:

	January 31,	January 31,
	2016	2015
ASSET CATEGORY
Cash equivalents	1%	1%
Equity securities	25%	24%
Fixed income securities	74%	75%
Other	0%	0%
Total	100%	100%

(iii) THE SIGNIFICANT ASSUMPTIONS USED FOR THE PLAN ARE AS FOLLOWS:

	January 31, 2016	January 31, 2015
ACCRUED BENEFIT OBLIGATION
Discount rate	3.60%	3.40%
Rate of salary increase	2.00%	2.50%
Rate of price inflation	2.00%	2.00%
Mortality table	CPM2014Priv with CPM-B	CPM2014Priv with CPM-B
BENEFIT COSTS FOR THE YEAR
Discount rate	3.40%	4.40%
Expected rate of salary increase	2.50%	3.00%
Rate of compensation increase	2.00%	2.25%

The weighted average duration of the defined benefit obligation is 10 years. The sensitivity of the gross accrued benefit obligation to changes in the weighted principal assumption is:

	Changes in	Decrease in	Increase in
Impact on defined benefit obligation	assumption	assumption	assumption
Discount rate	0.50%	$73,141	$66,154
Salary growth rate	0.25%	68,821	70,112
Mortality table	1 year	70,109	68,789

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

(iv) RISK ANALYSIS
Through its defined benefit pension plan, the Company is exposed to a number of risks, the most significant of which are detailed below:

Asset volatility
The plan liabilities are calculated using a discount rate set with references to corporate bond yields; if the plan underperforms the yields, this will create a deficit.

Changes in bond yields
A decrease in corporate bond yields will increase plan liabilities, although this would likely be partially offset by an increase in the value of the plan’s bond holdings.

Inflation risk
Most of the plan’s obligations are linked to inflation and higher inflation will lead to higher liabilities (although, in most cases, caps on the level of inflationary increases are in place to protect the plan against extreme inflation). The majority of the plan’s assets are either unaffected by (fixed interest bonds) or loosely correlated with (equities) inflation, meaning that an increase in inflation will also increase the deficit.

Life expectancy
The majority of the plan’s obligations are to provide benefits for the life of the member and the member’s spouse, so increases in life expectancy will result in an increase in the plan’s liabilities.

Salary risk
The present value of the defined benefit obligation was calculated by reference to the future salaries of plan participants. An increase in the salary of the plan’s participants will increase the plan’s liability.

(v) FUNDING POLICY
The Company funds the plan in accordance with the requirements of the Pension Benefits Standards Act, 1985 and the Pension Benefits Standards Regulations and the actuarial professional standards with respect to funding such plans. Funding deficits are amortized as permitted under the Regulations. In the Company’s view, this level of funding is adequate to meet current and future funding needs in light of projected economic and demographic conditions. The Company may in its absolute discretion fund in excess of the legislated minimum from time to time, but no more than the maximum contribution permitted under the Income Tax Act.

The expected contribution to the plan for fiscal year 2017 is $4.3 million.

(b)	Defined contribution plan

Dominion Diamond Corporation sponsors a defined contribution plan for Canadian employees who are not employed by Dominion Diamond Ekati Corporation whereby the employer contributes a maximum of 6% of the employee’s salary to the maximum contribution limit under Canada’s Income Tax Act. The total defined contribution plan liability at January 31, 2016 was $0.1 million ($0.2 million at January 31, 2015).

Dominion Diamond Ekati Corporation sponsors a defined contribution plan for its employees who are not members of the defined benefit pension plan referred to in note 12(a) above. The employer contributes 8% of earnings up to 2.5 times the Year’s Maximum Pensionable Earnings (“YMPE”, as defined under the Canada Pension Plan), and 12% of earnings above 2.5 times YMPE. The employer also matches additional contributions made by an employee up to 3% of earnings. Employer contributions in excess of the maximum contribution limit for defined contribution plans under Canada’s Income Tax Act are credited by the employer to a notional (unfunded) supplementary retirement plan. The defined contribution plan liability at January 31, 2016 was $0.2 million (2015 – $0.3 million). (Supplemental plan liability has been included in the accrued benefit obligation disclosed in note 12(a) above.)

(c)	Post-retirement benefit plan

The Diavik Joint Venture sponsors a defined contribution plan whereby the employer contributes 6% of the employee’s salary.

The Diavik Joint Venture provides non-pension post-retirement benefits to retired employees. The post-retirement benefit plan liability was $0.8 million at January 31, 2016 ($0.8 million at January 31, 2015).

(d)	Restricted Stock Units (“RSU”) and Deferred Stock Units (“DSU”) Plans

Grants under the RSU Plan are on a discretionary basis to employees of the Company and its subsidiaries subject to Board of Directors’ approval. The RSUs granted vest one-third on March 31 following the date of the grant and one-third on each anniversary thereafter. The vesting of grants of RSUs are subject to special rules for a change in control, death and disability. The Company shall pay out cash on the respective vesting dates of RSUs and redemption dates of DSUs.

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

The expenses related to the RSUs and DSUs are accrued based on fair value, determined as of the date of grant. This expense is recognized as compensation expense over the vesting period. Until the liability is settled, the fair value of the RSUs and DSUs is remeasured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery over the vesting period.

Note 13:
Income Taxes

The deferred income tax asset of the Company is $4.3 million. The deferred income tax liability of the Company is $209.8 million. The Company’s deferred income tax asset and liability accounts are revalued to take into consideration the change in the Canadian dollar compared to the US dollar and the unrealized foreign exchange gain or loss is recorded as part of deferred tax expense or recovery for each year.

(a)	The income tax provision consists of the following:

	2016	2015
		(Restated)
CURRENT TAX EXPENSE
Current period	$50,410	$115,663
Adjustment for prior periods	(2,944)	356
Total current tax expense	47,466	116,019
DEFERRED TAX EXPENSE (RECOVERY)
Origination and reversal of temporary differences	(20,208)	(19,156)
Change in unrecognized deductible temporary differences	(5)	(130)
Current year losses for which no deferred tax asset was recognized	(8)	29
Total deferred tax expense recovery	(20,221)	(19,257)
Total income tax expense	$27,245	$96,762

(b)	The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at January 31, 2016 and 2015 are as follows:

	2016	2015
		(Restated)
DEFERRED INCOME TAX ASSETS:
Net operating loss carryforwards	$6,737	$5,196
Property, plant and equipment	258	5,451
Future site restoration costs	112,456	120,547
Deferred mineral property costs	8,628	3,531
Other deferred income tax assets	28,792	34,416
	156,871	169,141
Reclassification to deferred income tax liabilities	(152,544)	(166,341)
Deferred income tax assets	4,327	2,800
DEFERRED INCOME TAX LIABILITIES:
Deferred mineral property costs	(115,888)	(116,270)
Property, plant and equipment	(225,425)	(253,173)
Other deferred income tax liabilities	(21,057)	(26,185)
	(362,370)	(395,628)
Reclassification from deferred income tax assets	152,544	166,341
Deferred income tax liabilities	(209,826)	(229,287)
Deferred income tax liabilities, net	$(205,499)	$(226,487)

Movement in net deferred tax liabilities:

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

	2016	2015
		(Restated)
Balance at the beginning of the year	$(226,487)	$(239,829)
Recognized in income	20,221	19,258
Recognized in other comprehensive income	868	944
Acquired	–	(6,598)
Other	(101)	(262)
Balance at the end of the year	$(205,499)	$(226,487)

(c)	Unrecognized deferred tax assets and liabilities:

Deferred tax assets have not been recognized in respect of the following items:

	2016	2015
Tax losses	$456	$481

The tax losses not recognized expire as per the amount and years noted below. Deferred tax assets have not been recognized in respect of the above tax losses because management has determined it is not probable that future taxable income will be available against which the Company can utilize the benefits therefrom.

The following table summarizes the Company’s non-capital losses as at January 31, 2016 that may be applied against future taxable profit:

Jurisdiction	Type	Amount	Expiry date
Luxembourg	Net operating losses	$1,560	No expiry

The taxable temporary differences associated with investments in subsidiaries and joint ventures, for which a deferred tax liability has not been provided, aggregate to $306.8 million (2015 – taxable temporary differences of $397.6 million).

(d)

The difference between the amount of the reported consolidated income tax provision and the amount computed by multiplying profit (loss) before income taxes by the statutory tax rate of 26.5% (2015 – 26.5%) is a result of the following:

	2016	2015
		(Restated)
Expected income tax expense	$(3,061)	$45,140
Non-deductible (non-taxable) items	1,771	274
Impact of foreign exchange	26,078	35,826
Northwest Territories mining royalty (net of income tax relief)	7,482	22,187
Impact of changes in future income tax rates	5	–
Earnings subject to tax different than statutory rate	674	(191)
Assessments and adjustments	(4,374)	1,573
Current year losses for which no deferred tax asset was recognized	(8)	29
Tax effect on income allocated to non-controlling interest	(520)	(4,137)
Change in unrecognized temporary differences	(5)	(130)
Other	(797)	(3,809)
Recorded income tax expense	$27,245	$96,762

(e)

The Company has net operating loss carryforwards for Canadian income tax purposes of approximately $23.7 million that are scheduled to expire between 2035 and 2036, and $1.6 million for other foreign jurisdictions’ tax purposes with no expiry.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Note 14:
Provisions

FUTURE SITE RESTORATION COSTS

		2015
	2016	(Restated –
		note 3)
Diavik Diamond Mine (a)
Balance at February 1, 2015 and 2014	$77,629	$76,529
Revisions of previous estimates	(10,601)	(696)
Accretion of provision	1,185	2,047
Restoration cost incurred	–	(251)
Total Diavik Diamond Mine site restoration costs	68,213	77,629
Ekati Diamond Mine (b)
Balance at February 1, 2015 and 2014	291,568	319,664
Revisions of previous estimates	(19,542)	(36,051)
Accretion of provision	4,439	8,408
Restoration cost incurred	(20)	(453)
Total Ekati Diamond Mine site restoration costs	276,445	291,568
Total site restoration costs	$344,658	$369,197

The Company has an obligation under various agreements to reclaim and restore the lands disturbed by its mining operations.

(a)	Diavik Diamond Mine

The Company’s share of the total undiscounted amount of the future cash flows that will be required to settle the obligation incurred at January 31, 2016 is estimated to be CDN $112 million and is expected to be incurred between 2019 and 2033. The expenditures are discounted using a discount rate of 1.77% . The revision of previous estimates in fiscal 2015 and 2016 is based on revised expectations of reclamation activity costs, changes in estimated reclamation timelines and fluctuations in foreign exchange rates. The Diavik Joint Venture is required to provide security for future site closure and reclamation costs for the Diavik Diamond Mine’s operations and for various permits and licences. The Company has fulfilled such obligations for the security deposits by posting letters of credit in the amount of CDN $60 million with the Government of the Northwest Territories supported by restricted cash to reclaim Diavik Diamond Mine.

(b)	Ekati Diamond Mine

The undiscounted estimated expenditures required to settle the obligation total approximately CDN $412 million and are expected to be incurred between 2019 and 2054. The expenditures are discounted using a discount rate of 1.63% . The revision of previous estimates in fiscal 2015 and 2016 is based on revised expectations of reclamation activity costs, changes in estimated reclamation timelines and fluctuations in foreign exchange rates. The Company is required to provide security for future site closure and reclamation costs for the Ekati Diamond Mine’s operations and for various permits and licences. As at January 31, 2016, the Company posted surety bonds in the aggregate amount of CDN $253 million and letters of credit supported by restricted cash of CDN $29 million with the Government of the Northwest Territories to secure the obligations under its Water Licence to reclaim the Ekati Diamond Mine.

The Company has provided a guarantee of CDN $20 million to the Government of Canada for other obligations under the Environmental Agreement.

Note 15:
Dividends

On April 8, 2015, the Company’s Board of Directors declared a dividend of $0.40 per share, payable to shareholders of record at the close of business on April 30, 2015, and paid on May 21, 2015. This dividend was an eligible dividend for Canadian income tax purposes.

On September 10, 2015, the Board of Directors declared a dividend of $0.20 per share which was paid on November 5, 2015 to shareholders of record at the close of business on October 13, 2015. This represents the first portion of the expected $0.40 per share annual dividend (to be paid semi-annually) for fiscal 2016, consistent with the Board of Director’s previously stated dividend policy. The dividend was an eligible dividend for Canadian income tax purposes. The final dividend for fiscal 2016 is expected to be paid on June 2, 2016. Refer to note 26 for more details.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Note 16:
Share Capital

(a)	Authorized

Unlimited common shares without par value.

(b)	Issued

	Number of shares	Amount
Balance, January 31, 2014	85,124,479	$508,523
SHARES ISSUED FOR:
Exercise of share-based payments	10,000	50
Balance, January 31, 2015	85,134,479	508,573
SHARES ISSUED FOR:
Exercise of share-based payments	156,500	933
Balance, January 31, 2016	85,290,979	$509,506

(c)	Stock options

Under the Employee Stock Option Plan, amended and approved by the shareholders on June 4, 2008, the Company may grant options for up to 6,000,000 shares of common stock. Options may be granted to any director, officer, employee or consultant of the Company or any of its affiliates. Options granted to directors vest immediately and options granted to officers, employees or consultants vest over three to four years. The maximum term of an option is ten years. The number of shares reserved for issuance to any one optionee pursuant to options cannot exceed 2% of the issued and outstanding common shares of the Company at the date of grant of such options.

The exercise price of each option cannot be less than the fair market value of the shares on the last trading day preceding the date of grant.

The Company’s shares are primarily traded on a Canadian dollar based exchange and, accordingly, stock option information is presented in Canadian dollars, with conversion to US dollars at the average exchange rate for the year.

Compensation expense for stock options was $1.6 million for fiscal 2016 (2015 – $2.8 million) and is presented as a component of both cost of sales and selling, general and administrative expenses. The amount credited to share capital for the exercise of the options is the sum of (a) the cash proceeds received and (b) the amount debited to contributed surplus upon exercise of stock options by optionees (2016 – $0.2 million; 2015 – $0.1 million).

Changes in share options outstanding are as follows:

			2016			2015
			Weighted average			Weighted average
	Options		exercise price	Options		exercise price
	000s	CDN$	US$	000s	CDN$	US$
Outstanding, beginning of year	2,695	10.91	10.51	2,438	11.93	11.49
Granted	305	22.37	17.75	403	14.75	13.44
Forfeited	–	–	–	–	–	–
Exercised	(146)	3.78	3.02	(10)	5.23	4.76
Expired	–	–	–	(136)	41.43	37.78
Outstanding, end of year	2,854	12.49	12.02	2,695	10.91	10.51

For the year ended January 31, 2016, the weighted average share price at the date of exercise was CDN $20.58.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

The following summarizes information about stock options outstanding at January 31, 2016:

		Options outstanding		Options exercisable
		Weighted
		average
		remaining	Weighted		Weighted
	Number	contractual	average	Number	average
Range of exercise prices	outstanding	life in years	exercise price	exercisable	exercise price
CDN$	000s		CDN$	000s	CDN$
3.78	711	3.2	$3.78	711	$3.78
12.35–14.75	1,488	4.3	13.63	929	13.45
16.70–22.37	655	4.9	19.34	350	16.70
	2,854		$12.49	1,990	$10.57

(d)	Stock-based compensation

The Company applies the fair value method to all grants of stock options.

The fair value of options granted during the years ended January 31, 2016 and 2015 was estimated using a Black-Scholes option pricing model with the following weighted average assumptions:

	2016	2015
Risk-free interest rate	0.91%	2.30%
Dividend yield	1.79%	0.00%
Volatility factor	41.80%	57.00%
Expected life of the options	6.0 years	6.0 years
Average fair value per option, CDN	$7.53	$8.10
Average fair value per option, US	$5.98	$7.38

Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

(e)	RSU and DSU Plans

RSU	Number of units
Balance, January 31, 2014	441,489
Awards and payouts during the year (net)
RSU awards	332,945
RSU payouts	(178,503)
Balance, January 31, 2015	595,931
Awards and payouts during the year (net)
RSU awards(a)	286,830
RSU payouts	(375,769)
Balance, January 31, 2016	506,992

DSU	Number of units
Balance, January 31, 2014	163,495
Awards and payouts during the year (net)
DSU awards	26,624
DSU payouts	(96,074)
Balance, January 31, 2015	94,045
Awards and payouts during the year (net)
DSU awards(a)	19,039
DSU payouts	–
Balance, January 31, 2016	113,084

(a) RSU and DSU awards include dividends reinvested during the year.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

During the 2016 fiscal year, the Company granted 286,830 RSUs (net of forfeitures) and 19,039 DSUs under an employee and director incentive compensation program, respectively. The RSU and DSU Plans are full value phantom shares that mirror the value of Dominion Diamond Corporation’s publicly traded common shares.

Grants under the RSU Plan are on a discretionary basis to employees of the Company and its subsidiaries subject to Board of Directors’ approval. The RSUs granted vest one-third on March 31 and one-third on each anniversary thereafter. The vesting of grants of RSUs is subject to special rules for a change in control, death and disability. The Company shall pay out cash on the respective vesting dates of RSUs and redemption dates of DSUs.

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

The expenses related to the RSUs and DSUs are accrued based on fair value, determined as of the date of grant. The compensation expense is accrued over the vesting period of the award. Until the liability is settled, fluctuations in the fair value of the award will be remeasured at each reporting period, with changes to accrued compensation expense recognized in the period in which the fluctuation occurs.

The Company recognized an expense of $3.9 million for the year ended January 31, 2016 (2015 – $3.7 million). The total carrying amount of liabilities for cash settled share-based payment arrangements is $3.8 million (2015 – $5.6 million). The amounts for obligations and expense (recovery) for cash settled share-based payment arrangements have been grouped with Employee Benefit Plans in note 12 for presentation purposes.

Note 17:
Expenses by Nature

The operating profit including cost of sales and selling, general and administrative expenses, as reported in the consolidated statement of (loss) income, has been grouped by nature of expenses as follows:

	2016	2015
		(Restated – note 3)
Raw materials, consumables and spare parts	$179,356	$195,933
Salaries and employee benefits	150,824	172,663
Contractors and engineering services	82,877	83,691
Royalties	15,974	15,568
Operating lease	5,483	5,870
Research and development	2,203	3,334
Property tax and insurance costs	19,052	19,514
Depreciation and amortization	207,719	214,750
Changes in inventory	21,211	(22,719)
Other	27,883	27,894
	$712,582	$716,498

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Note 18:
Earnings per Share

The following table presents the calculation of diluted earnings per share:

	2016	2015
		(Restated – note 3)
NUMERATOR
Net earnings for the year attributable to shareholders	$(33,956)	$67,096
DENOMINATOR (000s SHARES)
Weighted average number of shares outstanding	85,240	85,132
Dilutive effect of employee stock options (a)	-	957
	85,240	86,089

(a)	A total of 2.9 million options were excluded from the dilution calculation (2015 – 0.4 million) as they are anti-dilutive.

Note 19:
Loans and Borrowings

	2016	2015
Credit facilities (a)	$–	$–
First mortgage on real property (b)	2,104	3,071
Promissory note (c)	31,667	42,222
Total loans and borrowings	33,771	45,293
Less current portion	(21,849)	(11,308)
	$11,922	$33,985

(a) Credit facilities

The Company has available a $210 million senior secured corporate revolving credit facility with a syndicate of commercial banks. The facility has a four-year term expiring on April 7, 2019, and it may be extended for an additional period of one year with the consent of the lenders. Proceeds received by the Company under the credit facility are to be used for general corporate purposes. Accommodations under this credit facility may be made to the Company, at the Company’s option, by way of an advance or letter of credit, and the interest payable will vary in accordance with a pricing grid ranging between 2.5% and 3.5% above LIBOR. The Company is in compliance with the financial covenants associated with the facility. As at January 31, 2016 and 2015, no amounts were drawn under the credit facility.

(b) First mortgage on real property

		Nominal		Carrying amount at	Face value
	Currency	interest rate	Date of maturity	January 31, 2016	at January 31, 2016	Borrower
First mortgage on real property	CDN$	7.98%	September 1, 2018	$2.1 million	$2.1 million	6019838 Canada Inc.

(c) Promissory note

The Company issued a promissory note on October 15, 2014 in the amount of $42.2 million in connection with its acquisition of an additional 8.889% interest in the Core Zone. The promissory note is interest bearing at the prime rate and is payable in instalments over 31 months and the Company has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Company. During the year, in accordance with the instalment schedule, the Company made $10.6 million in principal payments.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Note 20:
Related Party Disclosure

There were no material related party transactions in the years ended January 31, 2016 and January 31, 2015 other than compensation of key management personnel.

(a)	Operational information

The Company had the following investments in significant subsidiaries at January 31, 2016:

Name of company	Effective interest	Jurisdiction of formation
Dominion Diamond Holdings Ltd.	100%	Northwest Territories
Dominion Diamond Diavik Limited Partnership	100%	Northwest Territories
Dominion Diamond (India) Private Limited	100%	India
Dominion Diamond International N.V.	100%	Belgium
Dominion Diamond Marketing Corporation	100%	Canada
Dominion Diamond (UK) Limited	100%	England
6019838 Canada Inc.	100%	Canada
Dominion Diamond Ekati Corporation	100%	Canada
Dominion Diamond Resources Corporation	100%	Canada
Dominion Diamond Marketing N.V.	100%	Belgium

(b)	Compensation of key management personnel

Key management includes:
Chief Executive Officer
Chief Financial Officer
Chief Operating Officer
Executive Vice President, Diamonds
Vice President, Projects and Business Development
Directors

	2016	2015
Short-term employee benefits	$5,881	$6,496
Share-based expenses	3,375	3,712
Severance benefits	9,116	991
	$18,372	$11,199

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Note 21:
Commitments and Guarantees

CONTRACTUAL OBLIGATIONS

		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years
Loans and borrowings (a)	$34,815	$22,700	$12,115	$–	$–
Environmental and participation agreements incremental commitments (b)(c)	32,043	4,956	8,240	3,692	15,155
Operating lease obligations (d)	16,401	3,748	6,093	6,055	505
Capital commitments (e)	56,702	56,702	–	–	–
Other	714	714	–	–	–
Total contractual obligations	$140,675	$88,820	$26,448	$9,747	$15,660

(a)	Promissory note

The Company issued a promissory note on October 15, 2014 in the amount of $42.2 million in connection with its acquisition of an additional 8.889% interest in the Core Zone at the Ekati Diamond Mine. The promissory note is payable in instalments over 31 months and the Company has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Company. On January 31, 2016, $31.7 million, which represents the principal amount of the note plus accrued interest, was outstanding.

(b)	Environmental agreements

Through negotiations of environmental and other agreements, both the Diavik Joint Venture and the Ekati Diamond Mine must provide funding for the Environmental Monitoring Advisory Board and the Independent Environmental Monitoring Agency, respectively. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state that the mines must provide security for the performance of their reclamation and abandonment obligations under environmental laws and regulations.

The Company posted surety bonds with the GNWT in the aggregate amount of CDN $253 million to secure the obligations under its Water Licence to reclaim the Ekati Diamond Mine. The Company provided letters of credit, secured by restricted cash, in the amount of CDN $60 million and CDN $29 million to the Government of the Northwest Territories (“GNWT”) as security for the reclamation obligations for the Diavik Diamond Mine and Ekati Diamond Mine, respectively. The Company has also provided a guarantee of CDN $20 million for other obligations under the environmental agreement for the Ekati Diamond Mine.

(c)	Participation agreements

Both the Diavik Joint Venture and the Ekati Diamond Mine have signed participation agreements with various Aboriginal communities. These agreements are expected to contribute to the social, economic and cultural well-being of these communities. The Diavik participation agreements are for an initial term of 12 years and shall be automatically renewed on terms to be agreed upon for successive periods of six years thereafter until termination. The Diavik participation agreements terminate in the event that the Diavik Diamond Mine permanently ceases to operate. The Ekati Diamond Mine participation agreements are in place during the life of the Ekati Diamond Mine and the agreements terminate in the event the mine ceases to operate.

(d)	Operating lease obligations

The Company has entered into non-cancellable operating leases for the rental of fuel tanks and office premises for the Ekati Diamond Mine, which expire at various dates through 2021. The leases have varying terms, escalation clauses and renewal rights. Any renewal terms are at the option of the lessee at lease payments based on market prices at the time of renewal. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent.

(e)	Capital commitments

The Company has various long-term contractual commitments related to the acquisition of property, plant and equipment. The commitments included in the table above are based on contract prices.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Note 22:
Capital Management

The Company’s capital includes cash and cash equivalents, current and non-current loans and borrowings, and equity, which includes issued common shares, contributed surplus and retained earnings.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns to shareholders and benefits for other stakeholders, and to pursue growth opportunities. To meet these needs, the Company may from time to time raise additional funds through borrowing and/or the issuance of equity or debt or by securing strategic partners, upon approval by the Board of Directors. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as annual capital and operating budgets.

The declaration and payment of dividends on the Company’s common shares and the amount thereof are at the discretion of the Board of Directors which takes into account the Company’s financial results, capital requirements, available cash flow, future prospects of the Company’s business and other factors considered relevant from time to time.

The Company is required to be in compliance with the required financial covenants as part of the senior secured corporate revolving credit facility. As at January 31, 2016, no amounts were outstanding under this facility (note 19). The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next twelve months.

Note 23:
Financial Risk Management Objectives and Policies

The Company is exposed, in varying degrees, to a variety of financial-instrument-related risks by virtue of its activities. The Company’s overall financial risk management program focuses on the preservation of capital and protecting current and future Company assets and cash flows by minimizing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Company’s Audit Committee has responsibility to review and discuss significant financial risks or exposures and to assess the steps management has taken to monitor, control, report and mitigate such risks to the Company.

Financial risk management is carried out by the finance department, which identifies and evaluates financial risks and establishes controls and procedures to ensure financial risks are mitigated.

The types of risk exposure and the way in which such exposures are managed are as follows:

(i)	Currency risk

The Company’s sales are predominantly denominated in US dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the US dollar. The results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in US dollars in the Company’s consolidated financial statements.

The Company’s primary foreign exchange exposure impacting pre-tax profit arises from the following sources:

NET CANADIAN DOLLAR DENOMINATED MONETARY ASSETS AND LIABILITIES
The Company’s functional and reporting currency is US dollars; however, many of the mining operations’ monetary assets and liabilities are denominated in Canadian dollars. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. The weakening/strengthening of the Canadian dollar versus the US dollar results in an unrealized foreign exchange gain/loss on the revaluation of the Canadian dollar denominated monetary assets and liabilities.

COMMITTED OR ANTICIPATED FOREIGN CURRENCY DENOMINATED TRANSACTIONS
Primarily the Company incurs costs in Canadian dollars at both the Diavik Diamond Mine and the Ekati Diamond Mine.

Based on the Company’s net exposure to Canadian dollar monetary assets and liabilities at January 31, 2016, a one-cent change in the exchange rate would have impacted pre-tax profit for the year by $0.5 million (2015 – $2.9 million).

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

(ii)	Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s most significant interest rate risk arises from its credit facility, which bears variable interest based on LIBOR.

(iii)	Concentration of credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

The Company’s exposure to credit risk is minimized by its sales policy, which requires receipt of cash prior to the delivery of rough diamonds to its customers.

The Company manages credit risk, in respect of short-term investments, by maintaining bank accounts with creditworthy major banks and investing only in term deposits or bankers’ acceptances with highly rated financial institutions that are capable of prompt liquidation. The Company monitors and manages its concentration of counterparty credit risk on an ongoing basis.

At January 31, 2016, the Company’s maximum counterparty credit exposure consists of the carrying amount of cash and cash equivalents and accounts receivable, which approximates fair value.

(iv)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages its liquidity by ensuring that there is sufficient capital to meet short-term and long-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company also strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances. The Company assesses liquidity and capital resources on a consolidated basis. Management forecasts cash flows for its current and subsequent fiscal years to predict future financing requirements. Future financing requirements are met through a combination of committed credit facilities and access to capital markets.

At January 31, 2016, the Company had $320.0 million of cash and cash equivalents.

The following table summarizes the aggregate amount of contractual undiscounted future cash outflows for the Company’s financial liabilities:

		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years
Trade and other payables	$114,589	$114,589	$–	$–	$–
Loans and borrowings(a)	34,815	22,700	12,115	–	–
Environmental and participation agreement incremental commitments	32,043	4,956	8,240	3,692	15,155

(a) Includes projected interest payments on the current debt outstanding based on interest rates in effect at January 31, 2016.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Note 24:
Financial Instruments

The Company has various financial instruments comprising cash and cash equivalents, accounts receivable, trade and other payables, and loans and borrowings.

Cash and cash equivalents consist of cash on hand and balances with banks, and short-term investments held in overnight deposits with a maturity on acquisition of less than 90 days. Cash and cash equivalents, which are designated as held-for-trading, are carried at fair value based on quoted market prices and are classified within Level 1 of the fair value hierarchy established by the IASB.

The fair value of accounts receivable is determined by the amount of cash anticipated to be received in the normal course of business from the financial asset.

The Company’s loans and borrowings are for the most part fully secured, hence the fair values of these instruments at January 31, 2016 and January 31, 2015 are considered to approximate their carrying values.

The carrying values and estimated fair values of these financial instruments are as follows:

	2016		2015
	Estimated	Carrying	Estimated	Carrying
	fair value	value	fair value	value
Financial assets
Cash and cash equivalents, including restricted cash	$383,350	$383,350	$492,541	$492,541
Accounts receivable	11,528	11,528	13,717	13,717
	$394,878	$394,878	$506,258	$506,258
Financial liabilities
Trade and other payables	$114,589	$114,589	$99,242	$99,242
Loans and borrowings	33,771	33,771	45,293	45,293
	$148,360	$148,360	$144,535	$144,535

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Note 25:
Segmented Information

The reportable segments are those operations whose operating results are reviewed by the Chief Operating Decision Makers to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses, or assets exceed 10% of the total consolidated revenue, earnings or losses, or assets are reportable segments.

In order to determine reportable segments, management reviewed various factors, including geographical locations and managerial structure. Management determined that the Company operates in three segments within the diamond industry – Diavik Diamond Mine, Ekati Diamond Mine and Corporate – for the years ended January 31, 2016 and 2015.

The Diavik segment consists of the Company’s 40% ownership interest in the Diavik group of mineral claims and the sale of rough diamonds. The Ekati segment consists of the Company’s ownership interest in the Ekati group of mineral claims and the sale of rough diamonds. The Corporate segment captures all costs not specifically related to the operations of the Diavik and Ekati Diamond Mines.

For the year ended January 31, 2016	Diavik	Ekati	Corporate	Total
Sales
Europe	$241,070	$445,024	$–	$686,094
India	14,649	19,825	–	34,474
Total sales	255,719	464,849	–	720,568
Cost of sales
Depreciation and amortization	67,382	122,073	–	189,455
Inventory impairment	–	19,838	–	19,838
All other costs	129,135	330,493	–	459,628
Total cost of sales	196,517	472,404		668,921
Gross margin	59,202	(7,555)	–	51,647
Gross margin (%)	23.2%	(1.6)%	–	7.2%
Selling, general and administrative expenses
Selling and related expenses	3,120	6,056	–	9,176
Administrative expenses	–	–	34,485	34,485
Total selling, general and administrative expenses	3,120	6,056	34,485	43,661
Operating profit (loss)	56,082	(13,611)	(34,485)	7,986
Finance expenses	(2,789)	(7,109)	–	(9,898)
Exploration costs	(122)	(6,904)	–	(7,026)
Finance and other income	(12)	168	–	156
Foreign exchange gain	(5,889)	3,118	–	(2,771)
Segment profit (loss) before income taxes	$47,270	$(24,338)	$(34,485)	$(11,553)
Segmented assets as at January 31, 2016
Canada	$683,553	$1,341,836	$26,915	$2,052,304
Other foreign countries	50,006	62,520	–	112,526
	$733,559	$1,404,356	$26,915	$2,164,830
Capital expenditures	$(45,509)	$(212,943)	$(2,344)	$(260,796)
Inventory	117,145	299,001	–	416,146
Total liabilities	290,492	469,467	11,541	771,500
Other significant non-cash items:
Deferred income tax recovery	(23,755)	3,601	(67)	(20,221)

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

For the year ended January 31, 2015	Diavik	Ekati	Corporate	Total
Sales
Europe	$321,135	$542,601	$–	$863,736
India	30,439	21,578	–	52,017
Total sales	351,574	564,179	–	915,753
Cost of sales
Depreciation and amortization	87,765	101,469	–	189,234
All other costs	161,903	331,502	–	493,405
Total cost of sales	249,668	432,971	–	682,639
Gross margin	101,906	131,208	–	233,114
Gross margin (%)	29.0%	23.3%	–%	25.5%
Selling, general and administrative expenses
Selling and related expenses	4,140	3,590	–	7,730
Administrative expenses	–	–	26,129	26,129
Total selling, general and administrative expenses	4,140	3,590	26,129	33,859
Operating profit (loss)	97,766	127,618	(26,129)	199,255
Finance expenses	(2,708)	(10,432)	–	(13,140)
Exploration costs	(205)	(25,154)	–	(25,359)
Finance and other income	3,773	1,558	–	5,332
Foreign exchange gain	(8,341)	12,596	–	4,255
Segment profit (loss) before income taxes	$90,285	$106,186	$(26,129)	$170,343
Segmented assets as at January 31, 2015
Canada	$933,143	$1,283,694	$20,319	$2,237,156
Other foreign countries	33,590	74,793	–	108,383
	$966,733	$1,358,487	$20,319	$2,345,539
Capital expenditures	$(26,880)	$(151,248)	$(47)	$(178,175)
Inventory	118,993	355,998	–	474,991
Total liabilities	88,261	767,566	10,343	866,170
Other significant non-cash items:
Deferred income tax recovery	(22,298)	2,952	89	(19,257)

Note 26:
Subsequent Events

Dividend
On April 13, 2016, the Board of Directors declared a dividend of 20 cents per share to be paid in full on June 2, 2016 to shareholders of record at the close of business on May 17, 2016. This dividend will be an eligible dividend for Canadian income tax purposes.

Buffer zone joint venture
In January 2016, the management committee of the Buffer Zone Joint Venture approved a program and budget for the Buffer Zone Joint Venture for fiscal year 2017. In March 2016, Archon Minerals Limited (“Archon”) provided notice to DDEC, the operator of the Buffer Zone Joint Venture, of its objection to certain elements of the fiscal 2017 program and budget, and indicated that it was only prepared to contribute to certain portions of the program and budget. Accordingly, the Company has elected to fund all of the cash calls for those elements of the fiscal 2017 program and budget that will not be funded by Archon, and Archon’s participating interest in the Buffer Zone Joint Venture is expected to be correspondingly diluted.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Diavik Diamond Mine Mineral Reserve and
Mineral Resource Statement

AS OF DECEMBER 31, 2015 (UNAUDITED) (100% BASIS)

Mineral Reserves

		Proven			Probable			Proven and Probable
		Millions	Carats	Millions	Millions	Carats	Millions	Millions	Carats	Millions
Kimberlite pipes	Type	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats
A-154 South	UG	0.3	3.2	1.1	1.2	3.4	4.0	1.5	3.3	5.1
A-154 North	UG	4.1	2.4	9.7	4.7	2.4	11.1	8.8	2.4	20.8
A-418	UG	2.6	4.1	10.9	2.0	2.9	5.8	4.6	3.6	16.7
A-21	OP	3.7	2.7	10.0	–	–	–	3.7	2.7	10.0
Stockpile	N/A	0.1	3.5	0.3	–	–	–	0.1	3.5	0.3
Sub-total – Underground		7.1	3.1	21.7	7.9	2.7	20.9	14.9	2.9	42.6
Sub-total – Open Pit		3.7	2.7	10.0	–	–	–	3.7	2.7	10.0
Sub-total – Stockpile		0.1	3.5	0.3	–	–	–	0.1	3.5	0.3
Total Reserves		10.8	3.0	32.0	7.9	2.7	20.9	18.7	2.8	52.8

Note: Totals may not add up due to rounding.
Mineral resources estimates reflects a bottom screen size of +1.0 mm.

Mineral Resources

		Measured Resources			Indicated Resources			Inferred Resources
		Millions	Carats	Millions	Millions	Carats	Millions	Millions	Carats	Millions
Kimberlite pipes	Type	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats
A-154 South	UG	–	–	–	–	–	–	0.3	3.0	0.8
A-154 North	UG	–	–	–	–	–	–	0.5	2.4	1.2
A-418	UG	–	–	–	–	–	–	0.3	2.4	0.7
A-21	OP	–	–	–	0.4	2.6	1.0	0.8	3.0	2.3
Total Resources		–	–	–	0.4	2.6	1.0	1.8	2.8	5.0

Note: Totals may not add up due to rounding.
Mineral resources are exclusive of mineral reserves.
Mineral resources estimates reflects a bottom screen size of +1.0 mm.

Cautionary Note to United States Investors Concerning Disclosure of Mineral Reserves and Resources: The Company is organized under the laws of Canada. The mineral reserves and resources described herein are estimates, and have been prepared in compliance with National Instrument 43-101 (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this financial report containing descriptions of the Diavik Diamond Mine’s mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The reserve and resource information for the Diavik Diamond Mine was prepared and verified by or under the supervision of Calvin G. Yip, P. Eng., an employee of Diavik Diamond Mines (2012) Inc. and a Qualified Person within the meaning of NI 43-101. For further details and information concerning the Company’s mineral reserves and mineral resources, readers should refer to the technical report entitled “Diavik Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” that has an effective date of March 18, 2015, and the Company’s most recently filed Annual Information Form, which can be found on the Company’s profile at www.sedar.com and on the Company’s website at www.ddcorp.ca.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Ekati Diamond Mine Mineral Reserve and
Mineral Resource Statement (excluding the Jay Pipe)

AS OF JANUARY 31, 2016 (UNAUDITED) (100% BASIS)

Mineral Reserves (excluding Jay pipe)

			Proven			Probable			Proven and Probable
			Millions	Carats	Millions	Millions	Carats	Millions	Millions	Carats	Millions
Kimberlite pipes	Zone location	Type	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats
Koala	Core	UG	–	–	–	3.0	0.6	1.7	3.0	0.6	1.7
Misery Main	Core	OP	–	–	–	3.1	5.2	16.1	3.1	5.2	16.1
Pigeon	Core	OP	–	–	–	7.6	0.5	3.5	7.6	0.5	3.5
Sable	Core	OP	–	–	–	12.0	0.8	10.1	12.0	0.8	10.1
Lynx	Buffer	OP	–	–	–	1.0	0.8	0.8	1.0	0.8	0.8
Stockpile	Core	N/A	–	–	–	0.1	0.7	0.1	0.1	0.7	0.1
Sub-total Core Zone			–	–	–	25.6	1.2	31.5	25.6	1.2	31.5
Sub-total Buffer Zone			–	–	–	1.0	0.8	0.8	1.0	0.8	0.8
Total Reserves			–	–	–	26.6	1.2	32.2	26.6	1.2	32.2

Note: Totals may not add up due to rounding.
Mineral reserves are reported at +1.0 mm (diamonds that would be recovered using 1.0 mm slot de-grit screens and inclusive of incremental small diamonds recovered by the Fines Dense Media Separator circuit which is scheduled for commissioning in the second half of fiscal 2017).

Mineral Resources

			Measured Resources			Indicated Resources			Inferred Resources
			Millions	Carats	Millions	Millions	Carats	Millions	Millions	Carats	Millions
Kimberlite pipes	Zone location	Type	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats
Koala	Core	UG	–	–	–	5.5	0.9	4.9	0.3	1.7	0.6
Fox	Core	UG	–	–	–	35.2	0.3	11.6	2.0	0.4	0.8
Misery Main	Core	OP	–	–	–	3.7	5.6	20.9	0.8	3.6	2.9
Misery South	Core	OP	–	–	–	–	–	–	0.2	1.4	0.3
Misery Southwest	Core	OP	–	–	–	–	–	–	1.3	3.0	3.8
Pigeon	Core	OP	–	–	–	11.8	0.5	5.8	1.7	0.4	0.8
Sable	Core	OP	–	–	–	15.4	0.9	14.3	0.3	1.0	0.3
Lynx	Buffer	OP	–	–	–	1.3	0.8	1.0	0.3	0.8	0.2
Stockpile	Core	N/A	–	–	–	0.1	0.7	0.1	6.7	0.2	1.4
Sub-total Core Zone			–	–	–	71.7	0.8	57.6	13.3	0.8	10.8
Sub-total Buffer Zone			–	–	–	1.3	0.8	1.0	0.3	0.8	0.2
Total Resources			–	–	–	73.0	0.8	58.6	13.5	0.8	11.0

Mineral resources are inclusive of mineral reserves.
Mineral resources are reported at +0.5 mm (diamonds recovered using a 0.5mm width slot de-grit screen and retained on a 1.0 mm circular aperture screen). Note: Totals may not add up due to rounding.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT

Ekati Diamond Mine Mineral Reserve and
Mineral Resource Statement – Jay Pipe

AS OF JANUARY 31, 2015 (UNAUDITED) (100% BASIS)

Mineral Reserves

			Proven			Probable			Proven and Probable
			Millions	Carats	Millions	Millions	Carats	Millions	Millions	Carats	Millions
Kimberlite pipes	Zone location	Type	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats
Jay	Buffer	OP	–	–	–	45.6	1.9	84.6	45.6	1.9	84.6

Note: Totals may not add up due to rounding.
Mineral resources are reported at 0.5 mm (diamonds recovered using a 0.5 mm width slot de-grit screen and retained on a 1.0 mm circular aperture screen).

Mineral Resources

			Measured Resources			Indicated Resources			Inferred Resources
			Millions	Carats	Millions	Millions	Carats	Millions	Millions	Carats	Millions
Kimberlite pipes	Zone location	Type	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats
Jay	Buffer	OP	–	–	–	48.2	1.9	90.6	4.2	2.1	8.6

Note: Totals may not add up due to rounding.
Mineral resources are inclusive of mineral reserves.
Mineral resources are reported at 0.5 mm (diamonds recovered using a 0.5 mm width slot de-grit screen and retained on a 1.0 mm circular aperture screen).

Cautionary Note to United States Investors Concerning Disclosure of Mineral Reserves and Resources: The Company is organized under the laws of Canada. The mineral reserves and resources described herein are estimates, and have been prepared in compliance with National Instrument 43-101 (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this financial report containing descriptions of the Ekati Diamond Mine’s mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The reserve and resource information for the Ekati Diamond Mine was prepared and verified by or under the supervision of Peter Ravenscroft, FAusIMM, of Burgundy Mining Advisors Ltd., an independent mining consultancy. Mr. Ravenscroft is a Qualified Person within the meaning of NI 43-101. For further details and information concerning the Company’s mineral reserves and mineral resources, readers should refer to the technical report entitled “Ekati Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” that has an effective date of January 31, 2015, and the Company’s most recently filed Annual Information Form, which can be found on the Company’s profile at www.sedar.com and on the Company’s website at www.ddcorp.ca.

DOMINION DIAMOND CORPORATION
2016 ANNUAL REPORT